EXHIBIT 99.1

SECOND QUARTER REPORT 2012

Based on IFRS and expressed in US dollars.

Barrick Announces Second Quarter 2012 Results

Pascua-Lama Cost Estimate Revised – First Production in Mid-2014

TORONTO, July 26, 2012 – Barrick Gold Corporation (NYSE: ABX, TSX: ABX) (Barrick or the “company”) today reported net earnings of $0.75 billion ($0.75 per share) compared to net earnings of $1.16 billion ($1.16 per share) in the same prior year quarter. Adjusted net earnings were $0.78 billion ($0.78 per share)[1] compared to $1.12 billion ($1.12 per share) in the second quarter of 2011. Operating cash flow and adjusted operating cash flow of $0.76 billion[1] compare to operating cash flow of $0.75 billion and adjusted operating cash flow of $0.94 billion, respectively, in the same prior year quarter.

  Operating Highlights

•   Gold and copper production of 1.74 million ounces and 109 million pounds, respectively

•   Gold total cash costs of $613 per ounce[1] and net cash costs of $534 per ounce[1]

•   Gold total cash margins of $995 per ounce[1], and net cash margins of $1,074 per ounce[1]

•   C1 copper cash costs of $2.28 per pound[1] and C1 copper cash margins of $1.17 per pound[1]

  Pascua-Lama Cost Increase

•   Due to lower than expected productivity and persistent inflationary and other cost pressures, as previously disclosed, the company initiated a detailed review of the cost and schedule estimates for Pascua-Lama in the second quarter. Preliminary results currently indicate an approximate 50-60 percent increase in capital costs from the top end of the previously announced estimate of $4.7-$5.0 billion, with first production expected in mid-2014. The company will provide a further progress update with third quarter results.

  Pueblo Viejo Completion

•   Construction of the Pueblo Viejo and Jabal Sayid projects is essentially complete and capital costs for both projects are anticipated to be within guidance. First gold from Pueblo Viejo is expected in August and initial copper production from Jabal Sayid is anticipated in the third quarter.

  2012 and Longer Term Outlook

•   Expected gold production for 2012 continues to be in the range of 7.3-7.8 million ounces. Total and net cash costs for gold are now anticipated to be slightly higher in the range of $550-$575 per ounce and $460-$500 per ounce[2], respectively, primarily as a result of higher first half costs in Australia Pacific and at African Barrick Gold. Expected copper production for 2012 has been adjusted to 460-500 million pounds, primarily reflecting lower than expected production from Lumwana, and C1 cash costs are expected to be $2.10-$2.30 per pound. Total capital expenditures for 2012 are now anticipated to be $6.0-$6.3 billion.[3]

•   In light of the current economic environment and Barrick’s increased rigor on disciplined capital allocation, the company has determined that various pipeline projects do not currently meet its investment hurdles. As a result, our gold and copper production base is now expected to be 8+ million ounces by 2015 and 600+ million pounds by 2013, respectively, representing a high quality and profitable core from which to expand further.

[1]

Adjusted net earnings, adjusted operating cash flow, gold total cash costs and net cash costs per ounce, gold total cash margins and net cash margins per ounce, C1 copper cash costs and C1 copper cash margins per pound are non-GAAP financial measures. See pages 44-48 of Barrick’s Q2 2012 Report.

[2]	Based on an assumed realized copper price of $3.50 per pound for the balance of 2012.
[3]	Reflects the increase in Pascua-Lama capital expenditures.

BARRICK SECOND QUARTER 2012	1	PRESS RELEASE

“Our second quarter earnings reflected lower gold production and higher operating costs as anticipated, but we continue to generate strong financial results and expect to have a stronger second half,” said Jamie Sokalsky, President and Chief Executive Officer. “We have announced a schedule delay and an increase in capital at Pascua-Lama, as well as some short term production challenges at Lumwana. These are disappointing developments but we are focused on addressing these challenges and they are my top priorities. We are taking immediate and strong action to get both on the right path.

I have also initiated a thorough review of our mines and projects to evaluate their rates of return and ability to generate free cash flow as part of a more disciplined capital allocation framework. In my view, rate of return should drive production, not the other way around. Our new Pueblo Viejo mine is an excellent example of an investment with an attractive rate of return that will generate free cash flow. I am very pleased to report that it has been completed on schedule and will begin contributing low cost ounces shortly.”

FINANCIAL AND OPERATING RESULTS

Reported net earnings were $0.75 billion or $0.75 per share compared to $1.16 billion or $1.16 per share in the same prior year quarter. Net adjusting items in the quarter totaled $34 million and significant components of this include:

•	$29 million in tax adjustments related to a rate change in Canada and a foreign income tax assessment
•	$25 million in asset impairment charges (primarily related to available-for-sale investments)
•	$17 million in unrealized foreign currency translation losses
•	$12 million in severance costs

Second quarter 2012 adjusted net earnings were $0.78 billion or $0.78 per share compared to $1.12 billion or $1.12 per share in the same prior year period. The lower net earnings and adjusted net earnings primarily reflect higher cost of sales for gold and copper, lower gold sales volumes and lower realized copper prices, partially offset by higher realized gold prices, higher copper sales volumes and lower income tax expense.

Operating cash flow and adjusted operating cash flow of $0.76 billion for the quarter compare to operating cash flow of $0.75 billion and adjusted operating cash flow of $0.94 billion, respectively, in the second quarter of 2011. The higher operating cash flow primarily reflects a decrease in net working capital outflows and income tax payments, as well as the impact of one-time acquisition related costs on operating cash flow in the second quarter of 2011, partially offset by lower net earnings. EBITDA for the second quarter was $1.51 billion4 compared to $2.09 billion in the same prior year period, reflecting the same factors affecting net earnings, except for income tax expense.

The second quarter realized gold price was $1,608 per ounce4, six percent higher than the same prior year period. Gold total cash margins and net cash margins were $995 per ounce and $1,074 per ounce compared to $1,068 per ounce and $1,177 per ounce in the second quarter of 2011. The realized copper price in the second quarter was $3.45 per pound4, 15 percent lower than the same prior year quarter.

PRODUCTION AND COSTS

Second quarter gold production was 1.74 million ounces at total cash costs of $613 per ounce and net cash costs of $534 per ounce. As previously disclosed, gold production in the second quarter was expected to be lower and total cash costs higher than the first quarter, with better results anticipated in the second half as lower cost mines contribute to a greater proportion of company production. Second quarter copper production of 109 million pounds at C1 cash costs of $2.28 per pound primarily reflects the impact of a waste stripping deficit accumulated in prior years as well as planned mill maintenance and the expected impact of the rainy season on ground conditions at Lumwana.

North America Regional Business Unit

North America produced 0.85 million ounces at total cash costs of $516 per ounce in the second quarter. Cortez production of 0.38 million ounces at total cash costs of $286 per ounce in the second quarter exceeded expectations on higher than expected underground grades and higher ore tons from the open pit.

Goldstrike produced 0.25 million ounces at total cash costs of $616 per ounce. As indicated with first quarter

[4]	EBITDA and realized gold and copper prices per ounce/pound are non-GAAP financial measures. See pages 44-48 of Barrick’s Q2 2012 Report.

BARRICK SECOND QUARTER 2012	2	PRESS RELEASE

results, production in the second quarter was impacted by lower throughput capacity due to the planned shutdown of the roaster for maintenance. Goldstrike is expected to benefit in the second half of the year from increased throughput capacity following maintenance improvements implemented during the first half and from access to higher grades with completion of underground development. We continue to expect full year production for the region to be in the range of 3.425-3.60 million ounces at total cash costs of $475-$525 per ounce.

South America Regional Business Unit

South America produced 0.33 million ounces at total cash costs of $458 per ounce in the second quarter. The Veladero mine produced 0.16 million ounces at total cash costs of $397 per ounce. The mine experienced lower equipment availability as well as lower recoveries due to slower leach kinetics in addition to expected lower grades. At Lagunas Norte, production of 0.14 million ounces at total cash costs of $365 per ounce reflected mine sequencing and was also impacted by water management issues which restricted access to high grade areas of the open pit. Lagunas Norte is expected to return to higher production levels in the second half of the year with access to higher grades following the completion of pit dewatering. We continue to expect full year production for the region to be in the range of 1.55-1.70 million ounces at total cash costs of $430-$480 per ounce.

Australia Pacific Regional Business Unit

Australia Pacific produced 0.45 million ounces at total cash costs of $844 per ounce in the second quarter. The Porgera mine produced 0.10 million ounces at total cash costs of $1,014 per ounce, primarily reflecting lower underground tons mined. Expected full year production for Australia Pacific continues to be 1.80-1.95 million ounces. Total cash costs are now anticipated to be in the $770-$800 per ounce range in 2012 compared to the original guidance range of $700-$750 per ounce, primarily due to higher total cash costs in the first half of the year at Porgera and a similar outlook for the second half.

African Barrick Gold plc (ABG)

Second quarter attributable production from ABG was 0.11 million ounces at total cash costs of $950 per ounce, mainly reflecting lower grades from Buzwagi, as well as higher energy costs. Barrick’s share of 2012 production continues to be expected at 0.500-0.535 million ounces. Total cash costs are expected to be at the top end of the original $790-$860 per ounce range.

Copper

The Zaldívar copper mine in Chile produced 73 million pounds at C1 cash costs of $1.56 per pound in the second quarter. The Lumwana mine in Zambia produced 36 million pounds of copper at C1 cash costs of $3.53 per pound.

Previous ownership at Lumwana planned and operated the mine with a view to maximizing short-term production. Production and C1 cash costs have been primarily constrained by a historical waste stripping deficit, and, as previously disclosed with our first quarter results, were expected to be impacted in the second quarter by planned mill maintenance and poor ground conditions from the wet season, which also led to lower than anticipated equipment availability. Barrick has determined it needs to advance a number of key initiatives at Lumwana in order to improve site performance and maximize longer-term returns and value. These initiatives include:

•	increased waste stripping
•	migration to owner maintenance, currently underway, to improve maintenance practices and equipment availability
•	infrastructure improvements to mitigate the impact of the annual rainy season
•	key leadership changes at site, the majority of which were recently made

In addition, the company will increasingly focus on advancing work around the large Chimiwungo deposit, which is the primary future ore supply for the operation.

As a result of a weaker than expected first half performance from the Malundwe pit and efforts to advance these key initiatives, we now expect 2012 production from Lumwana to be 145-165 million pounds at C1 cash costs of $3.30-$3.50 per pound. Overall higher grades are expected in 2013, with production anticipated to be about 250 million pounds at lower C1 cash costs. Beyond 2013, the scale of the Chimiwungo orebody is expected to allow for more productive mining. The expansion into the Chimiwungo deposit is on schedule. Commissioning of the crusher and overland conveyor system was completed in July and mill

BARRICK SECOND QUARTER 2012	3	PRESS RELEASE

feed is expected in early August. About one million tonnes of ore have been stockpiled to date.

Exploration results to date continue to confirm the significant upside potential of Chimiwungo. We are also conducting a substantial infill drilling program to provide a more precise model of the ore body for mine planning purposes. These programs are expected to be completed at the end of the year and will form the basis for an updated resource base and life-of-mine plan. They will also be incorporated into a prefeasibility study on the expansion opportunity for Lumwana, which has the potential to double processing rates.

The company has floor protection on approximately 60 percent of its expected copper production for the remainder of 2012 at an average floor price of $3.75 per pound5 and has full participation to any upside in copper prices.

COST MANAGEMENT

Barrick continues to employ key risk management strategies which have helped manage our cost exposures, maximize margins and give predictability to our earnings.

The largest currency exposure for the company is the Australian dollar/US dollar exchange rate. Barrick is substantially hedged on its remaining Australian operating and administrative expenditures for 2012 at an effective average rate of $0.80. The company is also 94 percent hedged on expected Australian operating expenditures in 2013 at an effective average rate of $0.84. Additional hedge coverage is also in place for 2014-2016 at levels below current rates.

The company has also mitigated the impact of higher crude oil prices through the use of financial contracts and production from Barrick Energy. The Barrick Energy contribution, along with the financial contracts, provides hedge protection for approximately 70 percent of the expected remaining 2012 fuel consumption.

EXPLORATION UPDATE

The 2012 exploration budget is $450-$490 million6, of which over 40 percent is for major exploration programs at Goldrush, Lumwana and Turquoise Ridge. These are key projects with large drill programs which are expected

[5]	The average realized price on total 2012 production is expected to be reduced by approximately $0.17 per pound as a result of the net premium paid for these positions.
[6]	Barrick’s exploration programs are designed and conducted under the supervision of Robert Krcmarov, Senior Vice President, Global Exploration of Barrick.

to add to and upgrade gold and copper resources in 2012-2013 and directly contribute to various planned scoping, prefeasibility and expansion studies.

In Nevada, over 50 drill rigs are currently operating, 12 of which are located at Goldrush. Overall, the robustness and continuity of the Goldrush system continues to be demonstrated. The limits of the entire system still remain open in multiple directions. Based on results to date, a significant increase is expected by 2012 year end to the already defined indicated resource of 1.3 million ounces and inferred resource of 5.7 million ounces7.

At Lumwana, the full contingent of 23 exploration drill rigs is operating at Chimiwungo. Drilling to date has increased confidence in the ability to substantially upgrade resource categorization and has also demonstrated strong potential for resource expansion outside of current reserve and resource areas. Favorably thickened ore zones, grading 0.8 percent copper on average in the Equinox and Roan Shoots, are being intersected both within the current inferred resource areas as well as in areas of no previously defined resources, adjacent to and along the trend of these ore shoots.

Results have also identified strong mineralization between the shoots, typically grading 0.7-0.8 percent copper. This Intershoot zone appears to project to depths of less than 150 meters from surface, which could favorably impact near term development opportunities and offer significantly more operational flexibility.

These results are expected to significantly grow 2011 copper reserves and resources, which had already been increased by about 75 percent from the pre-acquisition copper inventory to 4.9 billion pounds of proven and probable reserves, 2.1 billion pounds of measured and indicated resources and 10.7 billion pounds of inferred resources7.

PROJECT UPDATE

Pueblo Viejo

Construction of the 60 percent-owned Pueblo Viejo project in the Dominican Republic has been essentially completed on schedule. Mine construction capital is expected to be within the previously disclosed guidance of $3.6-$3.8 billion (100 percent basis) or $2.2-$2.3 billion

[7]

Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 161-166 of Barrick’s 2011 Year-End Report.

BARRICK SECOND QUARTER 2012	4	PRESS RELEASE

(Barrick’s 60 percent share). First gold is expected in August and commercial production continues to be anticipated in the fourth quarter of 2012. Pueblo Viejo is expected to contribute approximately 100,000-125,000 ounces of gold to Barrick at total cash costs of $400-$500 per ounce8 in 2012 as it ramps up to full production in 2013. Barrick’s 60 percent share of annual gold production in the first full five years of operation is expected to average 625,000-675,000 ounces at total cash costs of $300-$350 per ounce9.

About 16.4 million tonnes of ore, representing approximately 1.9 million contained gold ounces, has been stockpiled to date. During the quarter, construction on the tailings starter dam advanced to in excess of 175 meters. The mine is now fully connected to the national grid and has also secured additional supplemental onsite power. Major systems completed and commissioned include: the water supply system, main switch yard and harmonic filters, ore and limestone crushing and grinding, the first two of four autoclaves, the oxygen plant (with the first of two trains in production) and the first of three lime kilns.

Construction is well advanced on a 215 MW dual fuel power plant at an estimated net incremental cost of approximately $300 million (100 percent basis) or $180 million (Barrick’s 60 percent share). The power plant is expected to commence operations in 2013 utilizing heavy fuel oil, but have the ability to subsequently transition to lower cost liquid natural gas.

Pascua-Lama

Pascua-Lama is expected to be one of the world’s largest, lowest cost mines and, once in production, is expected to contribute significant free cash flow to Barrick for many years to come. As previously disclosed with our first quarter results, due to lower than expected productivity and persistent inflationary and other cost pressures, the company initiated a detailed review of Pascua-Lama’s schedule and cost estimate in the second quarter.

While the review is not yet complete, preliminary results currently indicate that initial gold production is now expected in mid-2014, with an approximate 50-60 percent increase in capital costs from the top end of the

[8]

Based on a WTI oil price assumption of $90/bbl. The 2012 total cash cost estimate is dependent on the rate at which production ramps up after commercial levels of production are achieved. A change in the efficiency of the ramp up could have a significant impact on this estimate.

[9]	Based on gold and WTI oil price assumptions of $1,300/oz and $90/bbl, respectively. Does not include escalation for future inflation.

previously announced estimate of $4.7-$5.0 billion. Approximately $3 billion has been spent to date. Inflationary pressures have also had an impact on total cash costs, which are now expected to be $0 to negative $150 per ounce based on a silver price of $25 per ounce10.

Based on information gathered to date, it is apparent that the challenges of building a project of this scale and complexity were greater than we anticipated. We also determined that we needed to re-align the project management structure between Barrick and our EPCM partners, Fluor and Techint. We have taken immediate actions to address these issues. We are strengthening the project management structure by seeking to have Fluor take over a greater proportion of the construction management of the project. Barrick is also working with Fluor and Techint to develop an integrated action plan that ensures the scope of remaining work is well planned and executed and has also engaged a leading EPCM organization to provide an independent assessment of the status of the project. We will provide a further progress update with third quarter results.

The key factors contributing to the capital cost increase are:

•	lower than expected contractor productivity (~30%)
•	engineering and planning gaps (~25%)
•	cost escalation (~25%)
•	schedule extension (~20%)

The delay to the schedule arises primarily from delays to completing the camps, tunnel and process plant.

In addition to the major change being made to construction management, we are also taking a series of other steps to mitigate the schedule and cost pressures. We have expedited procurement of key equipment and supplies to protect against adverse forward price movements and expanded procurement efforts in local markets. We have had notable successes with the fabrication and procurement of tanks and power transformers which are now being sourced in Argentina. We have also been ensuring since last year that, to the extent possible, new contracts for major work packages are done on a fixed fee basis, which should help mitigate significant labor cost increases.

[10]

First full five year average. Based on gold, silver and WTI oil price assumptions of $1,300/oz, $25/oz and $90/bbl, respectively, and assuming a Chilean Peso assumption of 475:1. Inflation escalation assumptions are as of Q2 2012, and do not include escalation for future inflation.

BARRICK SECOND QUARTER 2012	5	PRESS RELEASE

During the second quarter, the project achieved critical milestones with completion of Phase 1 of the pioneering road and also the water management system in Chile, both of which enabled the commencement of pre-stripping activities. At the end of the second quarter, the tunnel was about 40 percent complete, the power-line in Chile was about 50 percent complete, and approximately 75 percent of the targeted 10,000 beds were available.

While Pascua-Lama has some unique challenges, it is a world-class resource with nearly 18 million ounces of proven and probable gold reserves plus silver contained within gold reserves of 676 million ounces7. Annual gold and silver production in the first full five years of a 25 year mine life is expected to average 800,000-850,000 ounces and 35 million ounces, respectively.

Jabal Sayid

Construction of the Jabal Sayid copper project in Saudi Arabia has been essentially completed and total project capital expenditures are expected to be approximately $400 million11, in line with expectations. Current efforts are focused on completing pre-commissioning testing. The ore crushing circuit is complete and ore is expected to be processed in the third quarter.

The mine has received approval of the Environmental and Social Impact Assessment (ESIA) permit relating to construction and project commissioning. Additional safety and security design engineering is being completed to enable shipments of concentrates to commence by mid-2013.

Approximately 320,000 tons of underground ore had been mined at the end of the second quarter, representing about 17.2 million contained pounds of copper. Jabal Sayid is expected to produce 25-35 million pounds of copper in 2012, slightly below original guidance as plant commissioning has been delayed by one month. This production will be included within finished goods inventory until the project is in receipt of authorization to enable the shipment of concentrates. Average annual production from Jabal Sayid is expected to be 100-130 million pounds over the first full five years of operation at C1 cash costs of $1.50-$1.70 per pound12.

[11]	Includes approximately $125 million in incurred costs prior to Barrick’s acquisition of Equinox Minerals in 2011.
[12]	Does not include escalation for future inflation.

PROJECTS IN FEASIBILITY AND PERMITTING

Barrick is evaluating its next tier of projects. Cerro Casale and Donlin Gold do not currently meet our investment criteria, primarily due to their large initial capital investments, and under our disciplined capital allocation framework we would not make a decision to construct them at this time. However, they contain large, long life mineral resources in stable jurisdictions, have significant leverage to the price of gold, and therefore represent valuable long-term opportunities for the company. We will maintain and enhance the option value of these projects by advancing permitting activities at reasonable costs which, in the case of Donlin Gold, will take a number of years. During this time, we will monitor the attractiveness of these projects and evaluate alternatives to improve their economics. This will provide the company with the option to make construction decisions in the future should investment conditions warrant.

2012 OUTLOOK

Barrick maintains its full year gold production guidance of 7.3-7.8 million ounces. As previously indicated, production is expected to be higher in the second half of 2012 compared to the first half as production commences at Pueblo Viejo and as Goldstrike and Lagunas Norte contribute to a greater proportion of production.

Total and net cash costs for gold are now expected to be slightly higher in the range of $550-$575 per ounce and $460-$500 per ounce, respectively, mainly due to higher costs in Australia Pacific and at African Barrick Gold in the first half of the year. Total cash costs are expected to be lower in the second half as a result of significantly higher overall production levels and lower cost mines contributing to a greater share of total company production.

Full year copper production is now expected to be 460-500 million pounds, primarily as a result of lower than anticipated production from Lumwana, at C1 cash costs of $2.10-$2.30 per pound.

CAPITAL ALLOCATION FRAMEWORK

Barrick’s renewed focus on maximizing shareholder value will be achieved through a disciplined approach to capital allocation based on maximizing returns on investment and free cash flow within the context of the prevailing

BARRICK SECOND QUARTER 2012	6	PRESS RELEASE

economic and political environment. Under this approach, all capital allocation options, which include organic investment in exploration and projects, and acquisitions or divestitures to improve the quality of our portfolio, will be assessed on the basis of maximizing risk-adjusted returns. Our increased emphasis on free cash flow will position the company with the potential to return more capital to shareholders, repay debt, and make additional attractive return investments to upgrade our portfolio.

The company has recently launched a full review of its operations and projects to ensure they meet our objective of delivering appropriate risk-adjusted returns and maximizing free cash flow generation. In light of the current economic environment and this increased rigor on disciplined capital allocation, we have determined that various pipeline projects do not currently meet our investment criteria.

As a result, our annual gold production base is now expected to be 8+ million ounces by 2015 once Pueblo Viejo and Pascua-Lama are in full production. Our annual base copper production is expected to be 600+ million pounds by 2013, with the opportunity to increase to more than 1 billion pounds should the company decide to proceed with the Zaldívar Sulfides expansion and the Lumwana expansion. This production base represents a high quality and profitable core on which to expand further.

* * * *

Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner. Barrick’s shares are traded on the Toronto and New York stock exchanges.

BARRICK SECOND QUARTER 2012	7	PRESS RELEASE

Key Statistics

Barrick Gold Corporation (in United States dollars)	Three months ended June 30,		Six months ended June 30,
(Unaudited)	2012	2011	2012	2011
Operating Results
Gold production (thousands of ounces)[1]	1,742	1,977	3,623	3,934
Gold sold (thousands of ounces)	1,690	1,915	3,473	3,778
Per ounce data
Average spot gold price	$ 1,609	$1,506	$1,651	$1,445
Average realized gold price[2]	1,608	1,513	1,651	1,452
Net cash costs[2]	534	336	483	322
Total cash costs[2]	613	445	580	441
Depreciation[3]	185	152	182	147
Other[4]	12	17	13	16
Total production costs	810	614	775	604
Copper credits	79	109	97	119
Copper production (millions of pounds)	109	93	226	168
Copper sold (millions of pounds)	116	82	234	162
Per pound data
Average spot copper price	$ 3.57	$4.14	$3.67	$4.26
Average realized copper price[2]	3.45	4.07	3.62	4.16
C1 cash costs[2]	2.28	1.54	2.18	1.39
Depreciation[3]	0.55	0.26	0.50	0.25
Other[5]	0.14	0.29	0.14	0.14
C3 fully allocated costs[2]	2.97	2.09	2.82	1.78
Financial Results (millions)
Revenues	$ 3,278	$3,416	$6,922	$6,503
Net earnings[6]	750	1,159	1,779	2,160
Adjusted net earnings[2]	784	1,117	1,870	2,121
EBITDA[2]	1,514	2,090	3,511	3,918
Operating cash flow	763	750	2,035	2,189
Adjusted operating cash flow[2]	763	938	2,137	2,377
Per Share Data (dollars)
Net earnings (basic)	0.75	1.16	1.78	2.16
Adjusted net earnings (basic)[2]	0.78	1.12	1.87	2.12
Net earnings (diluted)	0.75	1.16	1.78	2.16
Weighted average basic common shares (millions)	1,000	999	1,000	999
Weighted average diluted common shares (millions)[7]	1,001	1,001	1,001	1,001
Return on equity[2]	13%	21%	16%	21%
			As at	As at
			June 30,	December 31,
			2012	2011
Financial Position (millions)
Cash and equivalents			$ 2,330	$ 2,745
Non-cash working capital			2,902	2,335
Adjusted debt[2]			13,667	13,058
Net debt[2]			11,354	10,320
Average shareholders’ equity			24,031	21,418

[1]	Production includes our equity share of gold production at Highland Gold up to April 26, 2012, the effective date of our sale of Highland Gold.
[2]

Realized price, net cash costs, total cash costs, C1 cash costs, C3 fully allocated costs, adjusted net earnings, EBITDA, adjusted operating cash flow, adjusted debt, net debt, and return on equity are non-GAAP financial performance measures with no standard definition under IFRS. See pages 44-48 of the Company’s MD&A.

[3]	Represents equity amortization expense divided by equity ounces of gold sold or pounds of copper sold.
[4]	Represents the Barrick Energy gross margin divided by equity ounces of gold sold.
[5]	For a breakdown, see reconciliation of cost of sales to C1 cash costs and C3 fully allocated costs per pound on page 46 of the Company’s MD&A.
[6]	Net earnings represents net income attributable to the equity holders of the Company.
[7]	Fully diluted includes dilutive effect of stock options.

BARRICK SECOND QUARTER 2012	8	SUMMARY INFORMATION

Production and Cost Summary

	Gold Production (attributable ounces) (000’s)				Total Cash Costs ($/oz)

	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,

(Unaudited)	2012	2011	2012	2011	2012	2011	2012	2011

North America	854	923	1,742	1,785	$ 516	$404	$ 505	$ 400
South America	327	453	778	951	458	373	435	358
Australia Pacific	445	463	871	922	844	611	798	597
African Barrick Gold[1]	113	127	220	256	950	652	938	655
Other[2]	3	11	12	20	-	-	-	-

Total	1,742	1,977	3,623	3,934	$ 613	$445	$ 580	$ 441

	Copper Production (attributable pounds) (Millions)				C1 Cash Costs ($/lb)
	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,

(Unaudited)	2012	2011	2012	2011	2012	2011	2012	2011

Total	109	93	226	168	$ 2.28	$ 1.54	$ 2.18	$ 1.39

	Total Gold Production Costs ($/oz)
	Three months ended June 30,		Six months ended June 30,

(Unaudited)	2012	2011	2012	2011
Direct mining costs at market foreign exchange rates	$ 642	$ 501	$ 619	$ 489
Gains realized on currency hedge and commodity hedge/economic hedge contracts	(40)	(57)	(49)	(51)
Other[3]	(12)	(17)	(13)	(16)
By-product credits	(18)	(19)	(17)	(18)
Copper credits	(79)	(109)	(97)	(119)

Cash operating costs, net basis	493	299	443	285
Royalties	41	37	40	37
Net cash costs[4]	534	336	483	322
Copper credits	79	109	97	119
Total cash costs[4]	613	445	580	441
Depreciation	185	152	182	147
Other[3]	12	17	13	16
Total production costs	$ 810	$ 614	$ 775	$ 604

	Total Copper Production Costs ($/lb)
	Three months ended June 30,		Six months ended June 30,

(Unaudited)	2012	2011	2012	2011
C1 cash costs[4]	$ 2.28	$ 1.54	$ 2.18	$ 1.39
Depreciation	0.55	0.26	0.50	0.25
Other[5]	0.14	0.29	0.14	0.14
C3 fully allocated costs[4]	$ 2.97	$ 2.09	$ 2.82	$ 1.78

[1]	Figures relating to African Barrick Gold are presented on a 73.9% basis, which reflects our equity share of production.
[2]	Includes our equity share of gold production at Highland Gold up to April 26, 2012, the effective date of our sale of Highland Gold.
[3]	Represents the Barrick Energy gross margin divided by equity ounces of gold sold.
[4]	Total cash costs, net cash costs, C1 cash costs and C3 fully allocated costs are non-GAAP financial performance measures with no standard meaning under IFRS. See page 45 of the Company’s MD&A.
[5]	For a breakdown, see reconciliation of cost of sales to C1 cash costs and C3 fully allocated costs per pound on page 45 of the Company’s MD&A.

BARRICK SECOND QUARTER 2012	9	SUMMARY INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

This portion of the Quarterly Report provides management’s discussion and analysis (“MD&A”) of the financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations as at and for the three and six month periods ended June 30, 2012, in comparison to the corresponding prior–year periods. The MD&A is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and present and future business environment. This MD&A, which has been prepared as of July 25, 2012, is intended to supplement and complement the condensed unaudited interim consolidated financial statements and notes thereto, prepared in accordance with international Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), for the three and six month periods ended June 30, 2012 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 49 to 71. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated financial statements for the two years ended December 31, 2011, the related annual MD&A included in the 2011 Annual Report, and the most recent Form 40–F/Annual Information Form on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of US dollars, unless otherwise specified.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold and copper or certain other commodities (such as silver, diesel fuel and electricity); diminishing quantities or grades of reserves; the impact of inflation; changes in national and local government legislation, taxation, controls, regulations, expropriation or nationalization of property and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, Tanzania, Zambia, Saudi Arabia, United Kingdom, Pakistan or Barbados or other countries in which we do or may carry on business in the future; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; fluctuations in the currency markets (such as Canadian and Australian dollars, Chilean and Argentinean peso, British pound, Peruvian sol, Zambian kwacha, South African rand, Tanzanian schilling, and Papua New Guinean kina versus the US dollar); changes in US dollar interest rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risk of loss due to acts of war, terrorism, sabotage and civil disturbances; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increased costs associated with mining inputs and labor; increased costs and technical challenges associated with the construction of capital projects; litigation; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; adverse changes in our credit rating; contests over title to properties, particularly title to undeveloped properties;

BARRICK SECOND QUARTER 2012	10	MANAGEMENT’S DISCUSSION AND ANALYSIS

and the organization of our previously held African gold operations and properties under a separate listed company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion or copper cathode losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK SECOND QUARTER 2012	11	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL AND OPERATING HIGHLIGHTS

Summary of Financial and Operating Data

	For the three months ended June 30		For the six months ended June 30
($ millions, except where indicated)	2012	2011	2012	2011
Financial Data
Revenue	$ 3,278	$3,416	$ 6,922	$6,503
Net earnings[1]	750	1,159	1,779	2,160
Per share (“EPS”)[2]	0.75	1.16	1.78	2.16
Adjusted net earnings[3]	784	1,117	1,870	2,121
Per share (“adjusted EPS”)[2,3]	0.78	1.12	1.87	2.12
EBITDA[3]	1,514	2,090	3,511	3,918
Total consolidated project capital expenditures	805	630	1,494	1,205
Total capital expenditures – expansion, sustaining, and open pit & underground mine development	777	438	1,403	934
Operating cash flow	763	750	2,035	2,189
Adjusted operating cash flow[3]	763	938	2,137	2,377
Adjusted operating cash flow before working capital changes[3]	817	926	2,396	2,471
Free cash flow[3]	(746)	(24)	(606)	441

Operating Data

Gold
Gold produced (000s ounces)[4]	1,742	1,977	3,623	3,934
Gold sold (000s ounces)	1,690	1,915	3,473	3,778
Realized price ($ per ounce)[3]	$ 1,608	$1,513	$ 1,651	$1,452
Net cash costs ($ per ounce)[3]	$534	$336	$483	$322
Total cash costs ($ per ounce)[3]	$613	$445	$580	$441

Copper
Copper produced (millions of pounds)	109	93	226	168
Copper sold (millions of pounds)	116	82	234	162
Realized price ($ per pound)[3]	$ 3.45	$4.07	$ 3.62	$4.16
C1 cash costs ($ per pound)[3]	$ 2.28	$1.54	$ 2.18	$1.39

[1]	Net earnings represent net income attributable to the equity holders of the Company.
[2]	Calculated using weighted average number of shares outstanding under the basic method.
[3]

Adjusted net earnings, adjusted EPS, EBITDA, adjusted operating cash flow, adjusted operating cash flow before working capital changes, free cash flow, realized price, net cash costs, total cash costs and C1 cash costs are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see pages 44 – 48 of this MD&A.

[4]	We sold our 20.4% investment in Highland Gold with an effective date of April 26, 2012. Production includes our equity share of gold production at Highland Gold up to that date.

SECOND QUARTER FINANCIAL AND OPERATING HIGHLIGHTS

•

Net earnings and adjusted net earnings for the second quarter 2012 were $750 million and $784 million, respectively, down $409 million and $333 million from the same prior year period. The decrease in net earnings and adjusted net earnings was largely driven by higher cost of sales applicable to gold and copper, lower gold sales volumes and lower realized copper prices, partially offset by higher realized gold prices, higher copper sales volumes and lower income tax expense. These results were in line with our expectations, as second quarter 2012 was expected to be our lowest production and highest cost quarter of 2012. The magnitude of the decrease also reflects the fact that second quarter 2011 was our highest production quarter for that year.

•

EPS and adjusted EPS for the second quarter 2012 were $0.75 and $0.78, respectively, down 35% and 30%, over the same prior year period. The changes reflect the decrease in both net earnings and adjusted net earnings.

•	EBITDA for the second quarter 2012 was $1,514 million, down 28% over the same prior year period, reflecting the same factors affecting net earnings, except for income tax expense.

BARRICK SECOND QUARTER 2012	12	MANAGEMENT’S DISCUSSION AND ANALYSIS

•

Operating cash flow for the second quarter 2012 was $763 million, up slightly compared to the same prior year period. The increase in operating cash flow primarily reflects a decrease in income tax payments of $130 million and a decrease in net working capital outflows of $309 million, partially offset by lower net earnings. Income tax payments in second quarter 2012 were $606 million, compared to the income tax payments of $736 million made in 2011, which included about $420 million in payments related to 2010. Free cash flow for the second quarter of 2012 decreased by $722 million compared to the same prior year period, reflecting primarily higher capital expenditures on our projects in construction.

•

Significant adjusting items (net of tax effects) in the second quarter include: $25 million in asset impairment charges, primarily related to our available-for-sale investments, $17 million in unrealized foreign currency translation losses, $12 million in severance costs, $4 million in unrealized losses on non-hedge derivative instruments, $29 million in tax adjustments related to a rate change in Canada and a foreign income tax assessment and $6 million in gains from the sale of assets.

•

Gold production and sales volumes for the second quarter 2012 were 1.742 million ounces and 1.690 million ounces, respectively, both down 12% over the same prior year period, primarily due to lower production at Veladero, Goldstrike and Cortez. Gold production in second quarter 2012 was in line with our expectations as we anticipated this quarter to be our lowest producing quarter of the year.

•

Total cash costs for the second quarter 2012 were $613 per ounce, up 38% over the same prior year period. The increase reflects increases in direct mining costs, including higher labor, energy, maintenance and consumable costs across all our regions as well as the impact of lower production levels. Net cash costs for second quarter 2012 were $534 per ounce, an increase of $198 per ounce or 59% compared to the same prior year period, due to higher total cash costs and lower copper credits. Total cash costs are expected to be the highest in the second quarter 2012 and are expected to be lower in the second half of 2012 as a result of higher production levels and lower cost mines contributing to a greater share of production.

•

Copper production and C1 cash costs for the second quarter 2012 were 109 million pounds and $2.28 per pound respectively, compared to production of 93 million pounds at C1 cash costs of $1.54 per pound in the same prior year period. Copper production and C1 cash costs increased in second quarter 2012 primarily due to the inclusion of a full quarter of higher cost production from Lumwana, acquired as part of the Equinox acquisition which closed on June 1, 2011. Copper production and C1 cash costs in second quarter 2012 also reflect poorer than expected performance at Lumwana.

FIRST SIX MONTHS 2012 vs. FIRST SIX MONTHS 2011

•

Net earnings and adjusted net earnings for the first half of 2012 were $1,779 million and $1,870 million, respectively, compared to the net earnings of $2,160 million and adjusted net earnings of $2,121 million recorded in the first half of 2011. The decrease in net earnings and adjusted net earnings was largely driven by lower gold sales volumes, higher cost of sales applicable to gold and copper and lower market copper prices, partially offset by higher copper sales volumes, higher market gold prices and lower income tax expense. We expect production levels to be higher during the second half of 2012. The decreases in net earnings and adjusted net earnings were magnified by the fact that the first half of 2011 experienced higher production levels at lower cash costs compared to full 2011 results.

•

EPS and adjusted EPS for the first half of 2012 were $1.78 and $1.87, respectively, down 18% and 12%, respectively, compared to EPS of $2.16 and adjusted EPS of $2.12 for the first half of 2011. The decreases were due to the decrease in both net earnings and adjusted net earnings.

•

EBITDA for the first half of 2012 was $3,511 million, compared to EBITDA of $3,918 million for the first half of 2011. The decrease in EBITDA reflects the same factors affecting net earnings, except for income tax expense.

•

Operating cash flow was $2,035 million, compared to operating cash flow of $2,189 million for the first half of 2011. Adjusted operating cash flow was $2,137 million compared to $2,377 million for the first half of 2011. The decreases in operating cash flow and adjusted operating cash flow primarily reflects lower net earnings levels, partially offset by a decrease in income tax payments of $57 million and a decrease in net working capital outflows of $28 million. Income tax payments in first half 2012 were $967 million, compared to the income tax payments of $1,024 million made in 2011, which included about $470 million in payments related to 2010. Free cash flow for the first half of 2012 decreased by $1,047 million compared to the same prior year period primarily reflecting higher capital expenditures on our projects in construction.

•

Significant adjusting items (net of tax effects) in the first half of 2012 include: $118 million in asset impairment charges, which include a write-down of our investment in Highland Gold ($85 million) and write-downs on our available-for-sale

BARRICK SECOND QUARTER 2012	13	MANAGEMENT’S DISCUSSION AND ANALYSIS

investments ($31 million), $12 million in unrealized foreign currency translation losses, $12 million in severance costs, $29 million in tax adjustments related to a rate change in Canada and a foreign income tax assessment, $19 million in unrealized gains on non-hedge derivative instruments and $14 million in gains from the sale of assets.

•

Gold production and sales volumes for first half of 2012 were 3.62 million ounces and 3.47 million ounces, respectively. In first half of 2011, gold production and sales volumes were 3.93 million and 3.78 million ounces, respectively. The decrease in production and sales volumes compared to the prior year period is primarily due to lower production across all our regions, particularly at Veladero, Goldstrike and Porgera.

•

Total cash costs for gold were $580 per ounce, up $139 per ounce or 32% compared to the first half of 2011. The increase reflects increases in direct mining costs, including higher labor, energy, maintenance and consumable costs across all our regions as well as the impact of lower production levels. Net cash costs were $483 per ounce in first half of 2012, an increase of $161 per ounce or 50% compared to the same prior year period. The increase in net cash costs reflects higher total cash costs and lower copper credits. Total cash costs per ounce are expected to be lower in the second half of 2012.

•

Copper production and C1 cash costs for the first half of 2012 were 226 million pounds at C1 direct cash costs of $2.18 per pound respectively, compared to production of 168 million pounds at C1 direct cash cost of $1.39 per pound for the first half of 2011. Copper production and C1 cash costs increased for the first half of 2012 primarily due to the inclusion of a full six months of higher cost production from Lumwana, as well as poorer than expected first half performance at Lumwana.

Business Overview

Senior Management Team Changes and Capital Allocation Framework

On June 6, 2012 Jamie Sokalsky, our long-serving Chief Financial Officer, was appointed as President and Chief Executive Officer, replacing Aaron Regent, the previous CEO of Barrick. Ammar Al-Joundi, an experienced finance executive within the mining industry, joined the Company as Chief Financial Officer. Our Chief Operating Officer, Peter Kinver, retired from his position at the end of the second quarter, and was succeeded by Igor Gonzales, previously President of our South American Business Unit. We appointed Guillermo Calo as President for Barrick’s South America Business Unit.

We are confident that these leadership changes will enable us to renew our focus on maximizing shareholder value. Our strategic objectives will be achieved through a disciplined approach to capital allocation with a view to maximizing return on investment within the context of the prevailing economic and political environment and maximizing the generation of free cash flow. Under this approach, all capital allocation options, which include organic investment in exploration and projects and acquisitions or divestitures to improve the quality of our asset portfolio, will be assessed on the basis of maximizing risk-adjusted returns. Our increased emphasis on free cash flow will position the company with the potential to return more capital to shareholders, repay debt, and make additional attractive return investments to upgrade our portfolio.

In the second quarter of 2012, we launched a full review of the operations and projects in our portfolio to ensure that they meet our objective of delivering appropriate risk adjusted returns and maximizing our free cash flow generation. In light of the current economic environment and this increased rigor on disciplined capital allocation, we have determined that various pipeline projects, while contributing to the targeted increase in our gold production to nine million ounces by 2016, do not currently meet our investment hurdles. As a result, our annual gold production base is now expected to be 8+ million ounces by 2015 once Pueblo Viejo and Pascua-Lama are in full production. Our annual base copper production is expected to be 600+ million pounds by 2013, with the opportunity to increase to more than 1 billion pounds should the company decide to proceed with the Zaldívar Sulfides expansion and the Lumwana expansion. This production base represents a high quality and profitable core on which to expand further.

Projects in Construction

Pueblo Viejo

Construction of the 60 percent-owned Pueblo Viejo project in the Dominican Republic has been essentially completed on schedule. Mine construction capital is expected to be within the previously disclosed guidance of $3.6-$3.8 billion (100 percent basis) or $2.2-$2.3 billion (Barrick’s 60 percent share). First gold is expected in August and commercial production continues to be anticipated in the fourth quarter of 2012. Pueblo Viejo is expected to contribute approximately 100,000-125,000 ounces of gold to Barrick at total cash costs of $400-$500

BARRICK SECOND QUARTER 2012	14	MANAGEMENT’S DISCUSSION AND ANALYSIS

per ounce1 in 2012 as it ramps up to full production in 2013. Barrick’s 60 percent share of annual gold production in the first full five years of operation is expected to average 625,000-675,000 ounces at total cash costs of $300-$350 per ounce2.

About 16.4 million tonnes of ore, representing approximately 1.9 million contained gold ounces, has been stockpiled to date. During the quarter, construction on the tailings starter dam advanced to in excess of 175 meters. The mine is now fully connected to the national grid and has also secured additional supplemental onsite power. Major systems completed and commissioned include: the water supply system, main switch yard and harmonic filters, ore and limestone crushing and grinding, the first two of four autoclaves, the oxygen plant (with the first of two trains in production) and the first of three lime kilns.

Construction is well advanced on a 215 MW dual fuel power plant at an estimated net incremental cost of approximately $300 million (100 percent basis) or $180 million (Barrick’s 60 percent share). The power plant is expected to commence operations in 2013 utilizing heavy fuel oil, but have the ability to subsequently transition to lower cost liquid natural gas.

Jabal Sayid

Construction of the Jabal Sayid copper project in Saudi Arabia has been essentially completed and total project capital expenditures are expected to be approximately $400 million3, in line with expectations. Current efforts are focused on completing pre-commissioning testing. The ore crushing circuit is complete and ore is expected to be processed in the third quarter.

The mine has received approval of the Environmental and Social Impact Assessment (ESIA) permit relating to construction and project commissioning. Additional safety and security design engineering is being completed to enable shipments of concentrates to commence by mid-2013.

Approximately 320,000 tons of underground ore had been mined at the end of the second quarter, representing about 17.2 million contained pounds of copper. Jabal Sayid is expected to produce 25-35 million pounds of copper in 2012, slightly below original guidance, as plant

[1]

Based on a WTI oil price assumption of $90/bbl. The 2012 total cash cost estimate is dependent on the rate at which production ramps up after commercial levels of production are achieved. A change in the efficiency of the ramp up could have a significant impact on this estimate.

[2]	Based on gold and WTI oil price assumptions of $1,300/oz and $90/bbl, respectively. Does not include escalation for future inflation.
[3]	Includes approximately $125 million in incurred costs prior to Barrick’s acquisition of Equinox Minerals in 2011.

commissioning has been delayed by one month. This production will be included within finished goods inventory until the project is in receipt of authorization to enable the shipment of concentrates. Average annual production from Jabal Sayid is expected to be 100-130 million pounds over the first full five years of operation at C1 cash costs of $1.50-$1.70 per pound4.

Pascua-Lama

Pascua-Lama is expected to be one of the world’s largest, lowest cost mines and, once in production, is expected to contribute significant free cash flow to Barrick for many years to come. As previously disclosed with our first quarter results, due to lower than expected productivity and persistent inflationary and other cost pressures, the company initiated a detailed review of Pascua-Lama’s schedule and cost estimate in the second quarter.

While the review is not yet complete, preliminary results currently indicate that initial gold production is now expected in mid-2014, with an approximate 50-60 percent increase in capital costs from the top end of the previously announced estimate of $4.7-$5.0 billion. Approximately $3 billion has been spent to date. Inflationary pressures have also had an impact on total cash costs, which are now expected to be $0 to negative $150 per ounce based on a silver price of $25 per ounce5.

Based on information gathered to date, it is apparent that the challenges of building a project of this scale and complexity were greater than we anticipated. We also determined that we needed to re-align the project management structure between Barrick and our EPCM partners, Fluor and Techint. We have taken immediate actions to address these issues. We are strengthening the project management structure by seeking to have Fluor take over a greater proportion of the construction management of the project. Barrick is also working with Fluor and Techint to develop an integrated action plan that ensures the scope of remaining work is well planned and executed and has also engaged a leading EPCM organization to provide an independent assessment of the status of the project. We will provide a further progress update with third quarter results.

[4]	Does not include escalation for future inflation.
[5]

First full five year average. Based on gold, silver and WTI oil price assumptions of $1,300/oz, $25/oz and $90/bbl, respectively, and assuming a Chilean Peso assumption of 475:1. Inflation escalation assumptions are as of Q2 2012, and do not include escalation for future inflation.

BARRICK SECOND QUARTER 2012	15	MANAGEMENT’S DISCUSSION AND ANALYSIS

The key factors contributing to the capital cost increase are:

•	lower than expected contractor productivity (~30%)
•	engineering and planning gaps (~25%)
•	cost escalation (~25%)
•	schedule extension (~20%)

The delay to the schedule arises primarily from delays to completing the camps, tunnel and process plant.

In addition to the major change being made to construction management, we are also taking a series of other steps to mitigate the schedule and cost pressures. We have expedited procurement of key equipment and supplies to protect against adverse forward price movements and expanded procurement efforts in local markets. We have had notable successes with the fabrication and procurement of tanks and power transformers which are now being sourced in Argentina. We have also been ensuring since last year that, to the extent possible, new contracts for major work packages are done on a fixed fee basis, which should help mitigate significant labor cost increases.

During the second quarter, the project achieved critical milestones with completion of Phase 1 of the pioneering road and also the water management system in Chile, both of which enabled the commencement of pre-stripping activities. At the end of the second quarter, the tunnel was about 40 percent complete, the power-line in Chile was about 50 percent complete and approximately 75 percent of the targeted 10,000 beds were available.

While Pascua-Lama has some unique challenges, it is a world-class resource with nearly 18 million ounces of proven and probable gold reserves plus silver contained within gold reserves of 676 million ounces6. Annual gold and silver production in the first full five years of a 25 year mine life is expected to average 800,000-850,000 ounces and 35 million ounces, respectively.

Goldstrike Thiosulfate Technology

Construction of the thiosulfate technology project, including the retrofitting of the existing plant, as well as new installations, commenced in the first quarter. This project allows for continued production from the autoclaves, which were originally expected to cease operations in 2012, and brings forward production of about 3.5 million ounces in the mine plan. First gold

[6]

Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 161-166 of Barrick’s 2011 Year-End Report.

production is expected in the fourth quarter of 2013, with an average annual contribution of about 350 to 400 thousand ounces over the first full five years. Project costs are expected to be about $350 million.

Projects at Feasibility/Permitting Stage

Barrick is evaluating its next tier of projects. Cerro Casale and Donlin Gold do not currently meet our investment criteria, primarily due to their large initial capital investments, and under our disciplined capital allocation framework we would not make a decision to construct them at this time. However, they contain large, long life mineral resources in stable jurisdictions, have significant leverage to the price of gold, and therefore represent valuable long-term opportunities for the company. We will maintain and enhance the option value of these projects by advancing permitting activities at reasonable costs which, in the case of Donlin Gold, will take a number of years. During this time, we will monitor the attractiveness of these projects and evaluate alternatives to improve their economics. This will provide the company with the option to make construction decisions in the future should investment conditions warrant.

Cerro Casale

At the Cerro Casale project in Chile, the Environmental Impact Assessment (EIA) permitting process is currently underway. We have initiated a review of the project’s upfront initial capital and are also evaluating options to improve the project’s economics. Options being evaluated include differential processing options, alternative sources of power supply, assessment of the results of exploration drilling on satellite ore bodies that could potentially be included in the project plan, and pursuing potential synergies relating to infrastructure requirements. We expect to have the exploration drilling and results of the review of other options completed by mid 2013, at which point we will re-evaluate whether the project meets our investment criteria.

Cerro Casale, on a 100 percent basis, has total proven and probable gold and copper mineral reserves of 23 million ounces of gold and 5.8 billion pounds of copper. Barrick’s 75 percent share of average annual production from Cerro Casale has the potential to be 750,000-825,000 ounces of gold and 190-210 million pounds of copper in the first full five years of operation at total cash costs of $200-$250 per ounce7. Estimated mine construction capital, based on the present mine design, which excludes the impact of the options that are under review, is approximately $6.0 billion (100 percent basis)8.

[7]	Based on gold, copper and oil prices of $1,300/oz, $3.25/lb and $100/bbl, respectively and assuming a Chilean peso f/x rate of 475:1. Does not include escalation for inflation.
[8]	Does not include escalation for inflation.

BARRICK SECOND QUARTER 2012	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

Donlin Gold

At the 50 percent-owned Donlin Gold project in Alaska, the Board of Donlin Gold LLC formally approved the revised feasibility study (FSU2) in July and during the third quarter the project will submit a Plan of Operations (PoO) and a wetlands permit application to federal regulators, formally initiating the permitting process under the National Environmental Policy Act (NEPA) and leading to the development of an Environmental Impact Statement (EIS). Additionally, the project’s management team is also working to conclude negotiations to amend the mining surface land use agreement. Donlin Gold has indicated resource potential of approximately 39 million ounces of gold (100 percent basis) and has the potential to produce about 1.5 million ounces of gold annually (100 percent basis) in its first full five years of operation. The project does not presently meet our investment criteria, primarily due to its initial capital investment of about $6.7 billion (100 percent basis). However, Donlin Gold contains a large, long life mineral resource in a stable jurisdiction and is significantly leveraged to the price of gold, and therefore represents a valuable long-term opportunity for the company. We will maintain and enhance the option value of this project by advancing the permitting process, at reasonable costs, which will take a number of years. During this time, we will monitor the attractiveness of the project and evaluate alternatives to improve the economics with the objective of defining a project that satisfies our investment criteria. This will provide the company with the option to make a construction decision in the future should investment conditions warrant.

Kabanga

At the 50 percent-owned Kabanga nickel project in Tanzania, the Environment Impact Statement (EIS) was submitted to the National Environment Management Council (NEMC) in the first quarter, with a review meeting held in the second Quarter. In the second Quarter, the draft Mine Development Agreement (MDA) was lodged with the Ministry of Energy and Minerals (MEM) and the resettlement working group was reactivated to begin engaging those families that will need to relocate once the project is approved. The rest of the year efforts are focused on obtaining approval of the EIS and granting of the Environmental Certificate (EC), and finalizing the feasibility study. Additionally, the project will be pursuing the receipt of a Special Mining License (SML) and negotiating the MDA with the Tanzanian government.

Projects at Scoping/Pre-Feasibility Stage

Lagunas Norte Sulfides Expansion

A scoping study has been completed on the Lagunas Norte deep sulfide potential and the project is undergoing metallurgical and geotechnical work that will be completed in fourth quarter 2012 before a decision to proceed with a prefeasibility study is made in 2013. This expansion opportunity has the potential to add 3.3 million ounces to life of mine production starting as early as 2018. Following a review of this project in second quarter 2012, we determined that the project does not presently meet our investment criteria and consequently we plan to evaluate options to improve the project’s economic returns with the objective of defining a project that satisfies our investment criteria.

Zaldívar Sulfides Expansion

A scoping study has been completed on the Zaldívar deep sulfides, and a prefeasibility study is now expected by fourth quarter 2013. This expansion opportunity has the potential to significantly increase annual mine production starting as early as 2018 and could significantly increase copper reserves/resources and extend the mine life. Following a review of this project in second quarter 2012, we determined that the project presently meets our investment criteria, subject to the impact of finalizing a prefeasibility and later a full feasibility study.

Cortez Hills Lower Zone

At the Cortez Hills Lower Zone Expansion project in Nevada, advancement continues on the exploration decline. Two exploration rigs continue to delineate the ore body in the lower zone. Infill drilling continues in the upper zone to convert resource to reserve classification. The expansion provides an opportunity to increase production and extend the mine life. A prefeasibility study has been completed and a feasibility study is expected to commence in the second half of 2012. Following a review of this project in second quarter 2012, we determined that the project presently meets our investment criteria, subject to the impact of finalizing a full feasibility study.

Hemlo Expansion

We have identified an opportunity at the Hemlo mine to expand the open pit and extend the mine life by up to 7 years from 2018, adding about 1 million ounces of gold to the life of mine plan. We are currently working on a feasibility study for the expansion, which is expected to be completed in the second half of 2012. Following a review of this project in second quarter 2012, we determined that the project does not presently meet our investment criteria and consequently in conjunction with the finalization of the feasibility study we plan to evaluate options to improve the project’s economic returns with the objective of defining a project that satisfies our investment criteria.

BARRICK SECOND QUARTER 2012	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

Exploration Update

The 2012 exploration budget is $450-$490 million9, of which over 40 percent is for major exploration programs at Goldrush, Lumwana and Turquoise Ridge. These are key projects with large drill programs which are expected to add to and upgrade gold and copper resources in 2012-2013 and directly contribute to various planned scoping, prefeasibility and expansion studies.

Goldrush

In Nevada, over 50 drill rigs are currently operating, 12 of which are located at Goldrush. Overall, the robustness and continuity of the Goldrush system continues to be demonstrated. The limits of the entire system still remain open in multiple directions. Based on results to date, a significant increase is expected by 2012 year end to the already defined indicated resource of 1.3 million ounces and inferred resource of 5.7 million ounces10.

Lumwana

At Lumwana, the full contingent of 23 exploration drill rigs is operating at Chimiwungo. Drilling to date has increased confidence in the ability to substantially upgrade resource categorization and has also demonstrated strong potential for resource expansion outside of current reserve and resource areas. Favorably thickened ore zones, grading 0.8 percent copper on average in the Equinox and Roan Shoots, are being intersected both within the current inferred resource areas as well as in areas of no previously defined resources, adjacent to and along the trend of these ore shoots.

Results have also identified strong mineralization between the shoots, typically grading 0.7-0.8 percent copper. This Intershoot zone appears to project to depths of less than 150 meters from surface, which could favorably impact near term development opportunities and offer significantly more operational flexibility.

These results are expected to significantly grow 2011 copper reserves and resources, which had already been increased by about 75 percent from the pre-acquisition copper inventory, to 4.9 billion pounds of proven and probable reserves, 2.1 billion pounds of measured and indicated resources and 10.7 billion pounds of inferred resources10.

[9]	Barrick’s exploration programs are designed and conducted under the supervision of Robert Krcmarov, Senior Vice President, Global Exploration of Barrick.
[10]

Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 161-166 of Barrick’s 2011 Year-End Report.

Turquoise Ridge

At the 75 percent-owned Turquoise Ridge operation in Nevada, resource definition drilling has ramped up to 15 drill rigs, which have completed over 232,000 feet (50 percent) of planned 2012 drilling. The drilling is focused on supporting a prefeasibility study for a mine expansion plan by targeting resource upgrades and additions in four principal areas of the deposit.

Economic, Fiscal and Legislative Developments

The current global economic situation has impacted Barrick in a number of ways. The response from many governments to the ongoing economic crisis has led to continuing low interest rates and a reflationary environment that has been generally supportive of higher commodity prices. The long-term fundamentals for gold remain strong and are supported by a number of factors including ongoing risks to the European financial system, central bank buying for reserve diversification purposes and continued investment and retail demand from consumers in developing countries. Gold and copper market prices in particular (refer to Market Review section of this MD&A for more details) have been key drivers of higher income and operating cash flows for Barrick. During the second quarter, the gold price experienced continued volatility, with the price ranging from $1,527 to $1,684 per ounce, and closing at $1,599 per ounce. Copper prices were also volatile in the second quarter 2012, with the price ranging from $3.27 to $3.95 per pound, and closing at $3.45 per pound.

Glacier Legislation update

Argentina passed a federal glacier protection law in October 2010 that restricts mining in areas on or near the nation’s glaciers. Our activities do not take place on glaciers, and are undertaken pursuant to existing environmental approvals issued on the basis of comprehensive environmental impact studies that fully considered potential impacts on water resources, glaciers and other sensitive environmental areas around Veladero and Pascua-Lama. We have a comprehensive range of measures in place to protect such areas and resources. Further, we believe that the new federal law is unconstitutional, as it seeks to legislate matters that are within the constitutional domain of the provinces. The Province of San Juan, where our operations are located, previously enacted glacier protection legislation with which we comply. We believe we are legally entitled to continue our current activities on the basis of existing approvals. On July 3, 2012, the Supreme Court of Argentina overturned temporary injunctions granted by the Federal Court in San Juan suspending the application of the federal law in the Province and in particular to Veladero and Pascua-Lama. The Supreme Court has not

BARRICK SECOND QUARTER 2012	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

yet ruled on the constitutionality of the law. It is possible that others may attempt to bring legal challenges seeking to restrict our activities based on the federal law, including requesting injunctions. We will vigorously oppose any such challenges.

Full year 2012 Outlook

($ millions, except per ounce/pound data)	2012E
Gold production and costs
Production (millions of ounces)	7.3 - 7.8
Cost of sales	6,100 - 6,400
Gold unit production costs
Total cash costs ($ per ounce) [1]	550 - 575
Net cash costs ($ per ounce) [2]	460 - 500
Depreciation ($ per ounce)	185 - 195
Copper production and costs
Production (millions of pounds) [3]	460 - 500
Cost of sales[4]	1,300 - 1,500
Copper unit production costs
C1 cash costs ($ per pound) [5]	2.10 - 2.30
C3 fully allocated costs ($ per pound) [6]	2.90 - 3.10
Other depreciation	65 - 75
Exploration and evaluation expense	420 - 440
Exploration	265 - 275
Evaluation[7]	155 - 165
Corporate administration	165 - 175
Other expense[8]	400 - 425
Other income[9]	30 - 40
Finance income	10 - 15
Finance costs[10]	250 - 260
Capital expenditures:
Minesite sustaining	1,250 - 1,350
Open pit and underground mine development	950 - 1,000
Minesite expansion	850 - 900
Capital projects	2,950 - 3,050
Total capital expenditures[11,12]	6,000 - 6,300
Effective income tax expense rate	32%

[1]	We have increased our total cash costs guidance range to $550 - $575 per ounce from our previously announced guidance range of $520 - $560 per ounce.
[2]

Our 2012E net cash costs are expected to be higher than the original guidance of $400 - $450 per ounce as they have been adjusted to reflect the higher total cash cost guidance, as well as lower full year copper production and lower market copper prices.

[3]	We now expect full year copper production to be about 460 - 500 million pounds, compared to our original guidance range of 550 - 600 million pounds.
[4]

Our 2012E copper cost of sales was amended in the first quarter 2012 to reflect the change in the presentation of treatment and refinement charges incurred on concentrate sales in the consolidated financial statements. Previously these charges were included in cost of sales and they are now deducted from revenues. C1 cash costs include treatment and refinement charges in the per pound calculation.

[5]	We have increased our C1 cash costs guidance range to $2.10 - $2.30 per pound from our previously announced guidance range of $1.90 - $2.20 per pound.
[6]

We have increased our C3 fully allocated costs guidance range to $2.90 - $3.10 per pound from our previously announced guidance range of $2.70 - $3.00 per pound to reflect the increase in C1 cash cost guidance.

[7]	We expect our 2012E Evaluation costs of $155 - $165 million to be higher than the original guidance of range $120 - $130 million.
[8]	Other expense excludes special items of approximately $138 million.
[9]	Other income excludes special items of approximately $11 million.
[10]

Our 2012E finance costs are expected to be higher than the original guidance of $200 - $245 million as they have been adjusted to reflect the impact of $2.0 billion in new debt securities issued in April 2012 and the repayment of $1.25 billion on our existing credit facilities on our expected interest payments in 2012.

[11]	Represents Barrick’s share of capital expenditures.
[12]	Reflects the increase in Pascua-Lama capital expenditures.

BARRICK SECOND QUARTER 2012	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

We continue to expect full year gold production to be in the range of 7.3 to 7.8 million ounces. As previously indicated, production is expected to be higher in the second half of 2012 compared to the first half, primarily as a result of Goldstrike and Lagunas Norte returning to higher production levels and the commencement of production at Pueblo Viejo. At Goldstrike, production in the first half of the year was impacted by lower throughput capacity due to the planned shutdown of the roaster for maintenance, as well as restricted access to higher grade underground ore. In the second half of the year, Goldstrike is expected to benefit from access to higher grade sections of the underground following completion of underground development and also from increased throughput capacity following maintenance improvements implemented during the first half of the year. At Lagunas Norte, production in the first half of the year reflected mine sequencing and was also impacted by water management issues which restricted access to higher grade areas of the pit. In the second quarter, we completed the dewatering of the pit and consequently Lagunas Norte is expected to return to higher production levels.

We now expect total cash costs to be slightly higher in the range of $550 to $575 per ounce, mainly due to higher costs in Australia Pacific and at African Barrick Gold over the first half of the year. Total cash costs are expected to be lower in the second half as a result of significantly higher production levels and a change in the production mix, as lower cost mine sites will contribute to a greater share of total Company production. We have increased our gold cost of sales guidance to be in the range of $6.1 billion to $6.4 billion for the year, from our previously announced guidance range of $5.8 billion to $6.2 billion for the year mainly to reflect the increase in total cash costs.

Starting in first quarter 2012, we introduced a new non-GAAP measure entitled “C1 cash cost” for calculating copper cash cost per pound. The primary difference between C1 cash costs and our previous cash cost calculation is the exclusion of royalties and non-routine charges from C1 cash costs as they are not direct production costs. We now expect our C1 cash costs to be in the range of $2.10 to $2.30 per pound, compared to the previous guidance range of $1.90 to $2.20 per pound. The increase reflects weaker than expected first half performance from Lumwana. C3 fully allocated costs per pound, which include C1 cash costs, depreciation, royalties, exploration and evaluation expense, administration expense and non-routine charges, are now expected to be in the range of $2.80 to $3.10 per pound, compared to the previous guidance of $2.70 to $3.00 per pound.

We expect full year copper production to be about 460-500 million pounds. This is down from our previously announced copper production range of 550 to 600 million pounds primarily due to lower tons mined and processed at Lumwana. In the second half of the year, production levels are expected to be higher than the first half of the year with the start up of Jabal Sayid and the commencement of mining at the Chimiwungo open pit at Lumwana.

The higher C1 cash costs and lower production at Lumwana is primarily due to a historical waste stripping deficit, and poor ground conditions caused by heavy rainfall in the first four months of the year, planned mill maintenance and ongoing equipment availability issues.

We now expect full year capital expenditures to be in the range of $6.0 billion to $6.3 billion, compared to our original guidance range of $5.5 billion to $5.9 billion. The increase primarily reflects higher capital expenditures at Pascua-Lama.

Market Review

Gold and Copper Prices

The market prices of gold and copper are the primary drivers of our profitability and our ability to generate free cash flow for our shareholders. During the second quarter, the gold price experienced continued volatility, with the price ranging from $1,527 to $1,684 per ounce. The price of gold closed at $1,599 per ounce, while the average quarterly market price of $1,609 represented a $103 per ounce increase from the $1,506 per ounce average market price in the same prior year period.

Due to concerns over global economic growth, geopolitical issues, sovereign debt and deficit levels, bank stability, future inflation prospects, and accommodative monetary policies put in place by many of the world’s central banks, gold has continued to attract investor interest through its role as a safe haven investment, store of value and alternative to fiat currency. This was evidenced in the stability of gold-based Exchange Traded Funds (“ETFs”), which increased by 1 million ounces during the quarter to a total of 82 million ounces despite the lower prices and volatility experienced in the quarter. In addition, the limited choice in alternative safe haven investments, debasement of global currencies, and the strength of physical demand for gold in forms such as bars and coins are significant drivers of the overall gold market. We expect a continuation of these trends will be supportive of higher gold prices.

Gold prices also continue to be influenced by trends in global gold mine production and the impact of central

BARRICK SECOND QUARTER 2012	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

bank gold activities. In the current year of the Central Bank Gold Agreement, which began in September 2011, the signatory members have sold only 6 tonnes of gold, or less than 2% of the maximum agreed amount, while global central banks as a whole have been net purchasers of gold since 2010, with a net 456 tonnes of gold being purchased in 2011 and over 160 tonnes reported as purchased to date in 2012.

Copper prices also experienced continued volatility in the second quarter of 2012, trading in a range of $3.27 per pound to $3.95 per pound. The average price for the second quarter was $3.57 per pound and the closing price was $3.45 per pound. Copper’s strength lies mainly in strong physical demand from emerging markets, especially China, which has resulted in a physical deficit in recent years. In addition, there has been significant investor interest in base metals with strong forward-looking supply/demand fundamentals. Copper prices should continue to be positively influenced by demand from Asia, the limited availability of scrap and production levels of mines and smelters in the future. In the near term, copper prices will be influenced by expectations of a physical deficit of refined copper as well as the outlook for global economic growth. In particular, a slowdown in Chinese economic growth could have a negative impact on copper prices.

As a result of our copper collar hedge positions that matured in the second quarter, we realized a cash gain of approximately $14 million. For the remainder of 2012, we have floor protection on approximately 60% of our expected copper production at an average floor price of $3.75 per pound and have full participation to any upside in copper prices. Our realized price on all 2012 copper production is expected to be reduced by approximately $0.17 per pound as a result of the net premium paid for these positions. Our remaining copper production is subject to market prices.

Silver

Silver prices do not significantly impact our current operating earnings, cash flows or gold total cash costs. Silver prices, however, will have a significant impact on the overall economics for our Pascua-Lama project, which is currently in the construction phase. In the first five full years of production, Pascua-Lama is expected to produce an average of 35 million ounces of silver annually.

In the second quarter, silver prices traded in a wide range from $26.16 per ounce to $33.28 per ounce, averaged $29.38 per ounce and closed the quarter at $27.08 per ounce. Silver has managed to remain at elevated levels due mainly to strong investment demand, which is driven by factors similar to those influencing investment demands for gold. The ounces held by global silver ETFs increased by 3 million in the quarter to a total of 492 million ounces. The physical silver market is currently in surplus and investment demand is expected to be the primary driver of prices in the near term.

Currency Exchange Rates

The results of our mining operations outside of the United States are affected by US dollar exchange rates. The largest single exposure we have is to the Australian dollar/US dollar exchange rate. We also have exposure to the Canadian dollar through a combination of Canadian mine operating costs and corporate administration costs, as well as exposure to the Chilean peso as a result of the construction of our Pascua-Lama project and mine operating costs. In addition, we have exposure to the Papua New Guinea kina, Peruvian sol, Zambian kwacha, Tanzanian shilling and Argentinean peso through mine operating and capital costs.

Fluctuations in the US dollar increase the volatility of our costs reported in US dollars, subject to protection that we have put in place through our currency hedging program. The economies of Australia, Canada and Chile have fared well in comparison to many other OECD countries since the onset of the global economic crisis. As a result, the currencies of these countries continue to trade at historically strong levels, despite safe haven flows into the US dollar in recent months, which have occurred mostly as a result of economic turmoil in Europe. In the quarter, the Australian dollar traded in a range of $0.96 to $1.05 against the US dollar, while the US dollar against the Canadian dollar and Chilean peso yielded ranges of $0.98 to $1.04 and CLP 480 to CLP 523, respectively.

In the second quarter, we recorded gains in earnings of approximately $70 million for our Australian, Canadian and Chilean peso hedges, primarily impacting our operating and corporate administration costs. We are significantly hedged for our Australian dollar, Canadian dollar and Chilean peso operating and administrative expenditures for the remainder of 2012 and, consequently, further fluctuations of the US dollar against these currencies should not have a substantial impact on our guidance for cash costs or corporate administrative costs. We also have Chilean peso contracts in place to hedge a portion of our capital expenditures at the Pascua-Lama project. For the remainder of the year, we expect to record hedge gains in net earnings of approximately $180 million on our Australian dollar, Canadian dollar and Chilean peso hedge positions assuming average market exchange rates of $1.02, $1.02 and CLP 501, respectively.

BARRICK SECOND QUARTER 2012	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

AUD Currency Contracts

	Contracts (AUD millions)	Effective Average Hedge Rate (AUDUSD)	% of Total Expected AUD Exposure[2] Hedged	% of Expected Operating Cost Exposure Hedged
2012[1]	793	0.80	84%	92%
2013	1,659	0.84	87%	94%
2014	1,043	0.86	68%	81%
2015	707	0.92	61%	64%
2016	479	0.90	51%	54%

CAD Currency Contracts
	Contracts (CAD millions)[3]	Effective Average Hedge Rate (USDCAD)	% of Total Expected CAD Exposure[2] Hedged	% of Expected Operating Cost Exposure Hedged
2012[1]	224	1.01	84%	96%
2013	424	1.02	80%	96%
2014	96	1.00	20%	23%

CLP Currency Contracts
	Contracts (CLP millions)[4]	Effective Average Hedge Rate (USDCLP)	% of Total Expected CLP Exposure[2] Hedged	% of Expected Operating Cost Exposure Hedged
2012[1]	137,319	516	50%	100%
2013	361,325	514	91%	100%
2014	287,016	509	100%	100%
2015	78,000	513	25%	50%

[1]	Amounts presented represent contracts for the remaining period of 2012.
[2]	Includes all forecasted operating, administrative sustainable and eligible project capital expenditures.
[3]	Includes $287 million CAD contracts with a cap and floor of $0.99 and $1.07, respectively.
[4]

Includes CLP 527,580 million collar contracts that are an economic hedge of operating and administrative and capital expenditures at various South American sites and at our Pascua-Lama project with a cap and floor of 514 and 572, respectively.

Fuel

An easing of geopolitical tensions in certain oil-producing regions and concerns over global economic growth combined to create a predominately declining price environment for oil in the second quarter. The price of West Texas Intermediate (“WTI”) crude oil traded in a wide range of $77 to $106 per barrel in the second quarter, ended the quarter at $85 per barrel, and averaged $93 per barrel compared to an average of $102 in the same prior year period.

On average, we consume approximately 5 million barrels of diesel fuel annually across all our mines. Diesel fuel is refined from crude oil and is therefore subject to similar volatility that affects crude oil prices. Volatility in fuel prices has a significant direct and indirect impact on our production costs. In order to mitigate this volatility, we employ a strategy of combining the use of financial contracts and our production from Barrick Energy to effectively hedge our exposure to high oil prices. We currently have financial contracts in place totaling 5.7 million barrels, of which 1.2 million are set to mature in the remainder of 2012, representing approximately 40% of our total estimated direct consumption for the remainder of the year. For the following 3 years, we have contracts for 4.5 million barrels representing over 30% of our total estimated direct consumption.

In the second quarter, we recorded a hedge gain of $6 million on our fuel hedge positions (Q2 2011: $15 million gain) and expect to record hedge gains of approximately $nil for the remainder of 2012 based on an assumed average market WTI crude oil price of $85 per barrel.

For the remainder of 2012, we expect Barrick Energy to produce about 1.8 million barrels of oil equivalent (“boe”). The net contribution from the production of Barrick Energy is expected to provide a natural economic offset equivalent to our expected consumption of about 0.9 million boe. In the second quarter, the spread between the Edmonton Par price that Barrick Energy receives and the WTI price narrowed slightly from the first quarter, but still remained at historically high levels. A continuation of the trend of a high spread would negatively impact the net contribution we expect to receive from Barrick Energy. The Barrick Energy contribution, along with our financial fuel hedges, which are summarized in the table below, provides hedge protection for approximately 70% of our estimated remaining fuel consumption for 2012.

Financial Fuel Hedge Summary

	Barrels[1] (thousands)	Average Price	% of Expected Exposure
2012[2]	1,245	$ 102	42%
2013	2,252	88	43%
2014	1,500	93	32%
2015	720	94	15%
	5,717	$ 93	32%

[1]

Refers to net financial contracts for a combination of WTI, BRENT, ULSD, WTB, MOPS and JET. Products other than WTI and BRENT have market prices in excess of crude due to refining and location premiums. As a result, our average price on hedged barrels for 2012 – 2015 is $88 per barrel on a WTI-equivalent basis.

[2]	Amounts presented represent contracts for the remaining period of 2012.

BARRICK SECOND QUARTER 2012	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

US Dollar Interest Rates

Beginning in 2008, in response to the contraction of global credit markets and in an effort to spur economic activity and avoid potential deflation, the US Federal Reserve reduced its benchmark rate to between 0% and 0.25%. The benchmark was kept at this level through the second quarter of 2012. The Federal Open Market Committee of the US Federal Reserve have released statements on monetary policy that continued to note that economic conditions are likely to warrant exceptionally low levels for the benchmark rate at least through late 2014. In addition, we expect the US Federal Reserve to continue to use monetary policy initiatives in an effort to keep long-term interest rates low and increase employment. We expect such initiatives to be followed by incremental increases to short-term rates once economic conditions and credit markets normalize.

At present, our interest rate exposure mainly relates to interest receipts on our cash balances ($2.3 billion at June 30, 2012); the mark-to-market value of derivative instruments; the fair value and ongoing payments under US dollar interest-rate swaps; and to the interest payments on our variable-rate debt ($2.3 billion at June 30, 2012). Currently, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in interest rates, because the majority of debt was issued at fixed interest rates. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending on the amount of operating cash flow we generate, as well as the level of capital expenditures and our ability to borrow on favorable terms using fixed rate debt instruments.

FINANCIAL AND OPERATING RESULTS

Summary of Operating Results

	For the three months ended June 30		For the six months ended June 30
($ millions, except per share data in dollars)	2012	2011	2012	2011
Revenues	$ 3,278	$ 3,416	$ 6,922	$ 6,503
Net earnings	750	1,159	1,779	2,160
Per share[1]	0.75	1.16	1.78	2.16
Adjusted net earnings[2]	784	1,117	1,870	2,121
Per share[1,2]	0.78	1.12	1.87	2.12
EBITDA[2]	$ 1,514	$ 2,090	$ 3,511	$ 3,918

[1]	Calculated using weighted average number of shares outstanding under the basic method.
[2]

Adjusted net earnings, adjusted EPS and EBITDA are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see pages 44 – 48 of this MD&A.

Net earnings for the three and six month periods ended June 30, 2012 were $750 million and $1,779 million, respectively, compared to net earnings of $1,159 million and $2,160 million for the same prior year periods. Adjusted net earnings for the three and six month periods ended June 30, 2012 were $784 million and $1,870 million, respectively, compared to adjusted net earnings of $1,117 million and $2,121 million for the same prior year periods. The decreases in net earnings and adjusted net earnings for the three and six month periods ended June 30, 2012 were primarily driven by higher cost of sales applicable to gold and copper, lower gold sales volumes, lower realized copper prices, partially offset by higher realized gold prices and higher copper sales volumes and lower income tax expense. These results were in line with our expectations, as second quarter 2012 was expected to be our lowest production and highest cost quarter of 2012.

The significant post-tax adjusting items in the second quarter 2012 include: $25 million in asset impairment charges on our available-for-sale investments, $17 million in unrealized foreign currency translation losses, $12 million in severance costs, $4 million in unrealized losses on non-hedge derivative instruments, $29 million in tax adjustments related to a rate change in Canada and a foreign income tax assessment and $6 million in gains from the sale of assets. Significant post-tax adjusting items for the six month periods ended June 30, 2012 include: $118 million in asset impairment charges, which include a write-down of our investment in Highland Gold ($85 million) and write-downs on our available-for-sale investments ($31 million), $12 million in unrealized foreign currency translation losses, $12 million in severance costs, $29 million in tax adjustments related to a rate change in Canada and a foreign income tax assessment, $19 million in unrealized gains on non-hedge derivative instruments and $14 million in gains from the sale of assets.

BARRICK SECOND QUARTER 2012	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

EBITDA was $1,514 million and $3,511 million in the three and six month periods ended June 30, 2012, respectively, compared to EBITDA of $2,090 million and $3,918 million in the same prior year periods. The decrease in EBITDA primarily reflects the decrease in pre-tax earnings, except for income tax expense.

Summary of Cash Flow Performance

	For the three months ended June 30		For the six months ended June 30
($ millions)	2012	2011	2012	2011
Operating cash flow	$ 763	$ 750	$ 2,035	$ 2,189
Adjusted operating cash flow	$ 763	$ 938	$ 2,137	$ 2,377
Adjusted operating cash flow before working capital changes	$ 817	$ 926	$ 2,396	$ 2,471

Operating cash flow and adjusted operating cash flow for the three month period ended June 30, 2012 were both $763 million, compared to $750 million and $938 million, respectively, for the same prior year period. The increase in operating cash flow primarily reflects a decrease in income tax payments of $130 million and a decrease in net working capital outflows of $309 million, partially offset by lower net earnings. Income tax payments in second quarter 2012 were $606 million, compared to the income tax payments of $736 million made in 2011, which included about $420 million in payments related to 2010.

Operating cash flow for the six month period ended June 30, 2012 was $2,035 million, compared to operating cash flow of $2,189 million for the first half of 2011. Adjusted operating cash flow for the six month period ended June 30, 2012 was $2,137 million compared to $2,377 million for the first half of 2011. The decrease in operating cash flow and adjusted operating cash flow primarily reflects lower net earnings levels, partially offset by a decrease in income tax payments of $57 million and a decrease in net working capital outflows of $28 million. Income tax payments in first half 2012 were $967 million, compared to income tax payments of $1,024 million made in 2011,

BARRICK SECOND QUARTER 2012	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

which included about $470 million in payments related to 2010.

The table below illustrates the impact of changes in gold and copper prices on our ability to grow earnings and cash flow on an annualized basis, assuming expected 2012 production levels.

	Change in price	Annualized approximate impact on earnings and cash flow
Gold	$ 100/oz	$ 500 million
Copper[1]	$ 0.50/lb	$ 100 million

[1]

We have certain hedging strategies in place whereby we have hedged a portion of our expected copper production and as a result, our realized copper prices are subject to a floor of $3.75 per pound on approximately half of our remaining 2012 production. There would be no impact on our earnings or cash flow for approximately half of our remaining expected 2012 copper production if the copper price, which closed at $3.45 per pound on June 30, 2012, decreased or increased by less than $0.30 per pound.

Key Operating Performance Metrics

	For the three months ended June 30				For the six months ended June 30
	Gold		Copper		Gold		Copper
($ millions, except per ounce/pound data in dollars)	2012	2011	2012	2011	2012	2011	2012	2011
Production (000s oz/millions of lbs)[1]	1,742	1,977	109	93	3,623	3,934	226	168
Revenues
000s oz/millions lbs	1,690	1,915	116	82	3,473	3,778	234	162
$ millions[2]	$ 2,816	$ 2,998	$ 396	$ 334	$ 5,938	$ 5,661	$ 841	$ 679
Market price[3]	1,609	1,506	3.57	4.14	1,651	1,445	3.67	4.26
Realized price[3,4]	1,608	1,513	3.45	4.07	1,651	1,452	3.62	4.16
Cost of sales	1,477	1,290	313	166	2,910	2,492	607	287
Total cash costs[3,4]	613	445			580	441
C1 cash costs[3,4]			2.28	1.54			2.18	1.39
Net cash costs[3,4]	534	336			483	322

[1]	Reflects our equity share of production.
[2]	Represents revenues on a 100% consolidated basis.
[3]	Per ounce/pound weighted average.
[4]

Realized price, C1 cash costs, total cash costs and net cash costs are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see pages 45 – 48 of this MD&A.

BARRICK SECOND QUARTER 2012	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenues

In the second quarter 2012, gold and copper revenues totaled $2,816 million and $396 million, respectively, down 6% and up 19% respectively, compared to the second quarter 2011, primarily due to higher realized gold prices, higher copper sales volumes, partially offset by lower gold sales volumes and lower realized copper prices. For the first half of 2012, gold and copper revenues totaled $5,938 million and $841 million, respectively, up 5% and 24%, respectively, compared to the first half of 2011, due to higher realized gold prices and higher copper sales volumes, partially offset by lower gold sales volumes and lower realized copper prices.

Realized gold prices for the three and six month periods ended June 30, 2012 were $1,608 per ounce and $1,651 per ounce, respectively, up $95 and $199 per ounce, respectively, compared to the same prior year periods. The increase in realized prices reflects the increase in market gold prices, which averaged $1,609 per ounce and $1,651 per ounce for the three and six month periods ended June 30, 2012, compared to market gold prices of $1,506 per ounce and $1,445 per ounce for the same prior year periods. Realized copper prices for the three and six month periods ended June 30, 2012 were $3.45 per pound and $3.62 per pound, down 15% and 13% respectively, compared to the same prior year periods due to lower market prices for copper.

Cost of Sales

Cost of sales applicable to gold for the three and six month periods ended June 30, 2012 were $1,477 million and $2,910 million, respectively, including depreciation expense of $315 million and $628 million, respectively, for the three and six month periods. This compares to cost of sales of $1,290 million and $2,492 million for the same prior year periods, including depreciation expense of $292 million and $556 million, respectively. The increase over the same prior year periods reflects higher direct mining costs, including higher labor, energy, maintenance and consumable costs, partially offset by an increase in capitalized waste stripping costs.

Cost of sales applicable to copper for the three and six month periods ended June 30, 2012 were $313 million and $607 million, respectively, up 89% and 111% respectively over the same prior year periods. The increase reflects the impact of lower equipment availability, poor ground conditions from the wet season and planned mill maintenance at Lumwana and the inclusion of a full period of production from Lumwana, acquired as part of Equinox acquisition which closed on June 1, 2011; and higher direct mining costs at Zaldívar, primarily due to higher power and sulfuric acid prices.

Total Cash Costs, C1 Cash Costs and Net Cash Costs

Gold total cash costs for the three and six month periods ended June 30, 2012 were $613 per ounce and $580 per ounce, respectively, up 38% and 32%, respectively, compared to the same prior year periods. The increase reflects the same factors impacting cost of sales applicable to gold, as well as the impact of lower production levels.

Copper C1 cash costs for the three and six month periods ended June 30, 2012 were $2.28 per pound and $2.18 per pound, respectively, up 48% and 57%, respectively, from the same prior year periods. The increase reflects the same factors impacting cost of sales applicable to copper.

Gold net cash costs for the three and six month periods ended June 30, 2012 were $534 per ounce and $483 per ounce, respectively, up 59% and 50%, respectively, over the same prior year periods. The increase reflects higher total cash costs per ounce and lower copper credits due to lower realized copper prices and higher C1 cash costs.

Cash Margins

Net cash margins per ounce for the three and six month periods ended June 30, 2012 were $1,074 per ounce and $1,168 per ounce, respectively, a decrease of 9% and an increase of 3%, respectively, over the same prior year periods. Total and net cash margins per ounce illustrate the trends in profitability and the impact of fluctuations in realized prices and net cash costs on our ability to generate earnings and operating cash flow.

1

Net cash costs and net cash margins are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see pages 46 – 48 of this MD&A.

BARRICK SECOND QUARTER 2012	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

1

Total cash costs and total cash margins are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see pages 45 – 48 of this MD&A.

Other Operating Expenses

Other expense for the three and six month periods ended June 30, 2012 was $144 million and $219 million, respectively, compared to $127 million and $256 million, respectively, for the same prior year periods. The increase in other expense for the second quarter relates to higher currency translation losses and higher severance costs, partially offset by $37 million in acquisition related costs for the Equinox acquisition incurred in the second quarter of 2011. The decrease in other expense for the six month period ended June 30, 2012 was primarily due to a $39 million charge in the first quarter 2011 for the recognition of a liability for contingent consideration related to the acquisition of the additional 40% of the Cortez property in 2008 and $37 million in acquisition related costs for the Equinox acquisition incurred in the first quarter 2011, partially offset by higher severance costs, higher RBU costs and higher corporate social responsibility costs.

Exploration and Evaluation

	For the three months ended June 30		For the six months ended June 30
($ millions)	2012	2011	2012	2011
Exploration:
Minesite programs	$ 16	$ 20	$ 31	$ 41
Global programs	50	36	94	57
Evaluation costs	36	33	73	56
Exploration and evaluation expense	$ 102	$ 89	$ 198	$ 154

Exploration and evaluation (“E&E”) expenditures for the three and six month periods ended June 30, 2012 were $102 million and $198 million respectively. This compares to E&E expenditures for the same prior year periods of $89 million and $154 million respectively.

The increase is primarily due to increased global exploration activity and an increase in evaluation expenditures, partially offset by a decrease in minesite exploration. Exploration expenditures for the global programs increased for the three months and six months periods ended June 30, 2012 due to programs at Cortez, Goldstrike and Cerro Casale. Minesite exploration expenditures decreased for the three months and six months periods ended June 30, 2012 due to decreased exploration activities at Round Mountain and ABG.

Finance Cost

	For the three months ended June 30		For the six months ended June 30
($ millions)	2012	2011	2012	2011
Interest Incurred	$ 178	$ 120	$ 338	$ 233
Interest Capitalized	(143)	(89)	(268)	(177)
Accretion	17	17	30	24
Finance Cost	$ 52	$ 48	$ 100	$ 80

Finance costs incurred for the three and six month periods ended June 30, 2012 were $52 million and $100 million, respectively, compared to $48 million and $80 million for the same prior year periods. Interest costs incurred for the three and six month periods ended June 30, 2012 were $178 million and $338 million, respectively, up 48% and 45% from $120 million and $233 million, respectively, from the same prior year periods. The increase in interest costs incurred primarily relates to interest incurred on debt issued and credit facilities drawn on to finance the Equinox acquisition in the second quarter of 2011. Interest capitalized in first quarter 2012 and the first half 2012 increased significantly over the comparable prior period primarily due to increased construction activity at our Pueblo Viejo and Pascua-Lama projects. Interest capitalization at Pueblo Viejo is expected to continue until the end of third quarter 2012, when the mine is expected to commence commercial production.

Income Tax

Income tax expense was $311 million in the second quarter 2012. After adjusting for the impact of net currency translation gains on deferred tax balances, the impact of a Canada tax rate change, the impact of impairment charges and non-hedge derivatives, and the impact of a foreign income tax assessment, the underlying effective tax rate for income in the second quarter 2012 was 32%.

BARRICK SECOND QUARTER 2012	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities to reflect changing expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. Potential changes of any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods.

Mining Overview

	For the three months ended June 30			For the six months ended June 30
	2012	2011	% Change	2012	2011	% Change
Gold
Ore tons mined (000s)	40,365	36,667	10%	76,972	68,521	12%
Waste tons mined (000s)	127,935	152,524	(16%)	258,602	300,864	(14%)
Total tons mined (000s)	168,300	189,191	(11%)	335,574	369,385	(9%)
Ore tons processed (000s)	37,222	39,329	(5%)	74,222	76,984	(4%)
Average grade (ozs/ton)	0.054	0.059	(8%)	0.055	0.059	(7%)
Recovery rate	86.7%	85.2%	2%	88.8%	86.6%	3%
Gold produced (000s/oz)	1,742	1,977	(12%)	3,623	3,934	(8%)
Copper
Ore tons mined (000s)	17,791	12,204	46%	33,643	21,497	57%
Waste tons mined (000s)	35,680	16,696	114%	61,450	25,138	144%
Total tons mined (000s)	53,471	28,900	85%	95,093	46,635	104%
Ore tons processed (000s)	17,179	12,986	32%	34,285	22,637	51%
Average grade (percent)	0.480	0.466	3%	0.500	0.580	(14%)
Copper produced (millions of lbs)	109	93	17%	226	168	35%

Production – Gold

Gold production for the three and six months ended June 30, 2012 decreased by 12% and 8%, respectively over the same prior year period primarily due to lower production across all of our regions. The lower production in the second quarter and first half of 2012 was in line with our mine plan for 2012, as we expected second quarter to be our lowest producing quarter of the year. Gold production levels are expected to be higher in the second half of 2012.

Tons Mined and Tons Processed – Gold

Total tons mined for the three and six month periods ended June 30, 2012 were 11% and 9% lower than the same prior year periods. Ore tons processed for the three and six month periods ended June 30, 2012 were 5% and 4% lower than the same prior year periods. The decreases were primarily due to decreased mining activity at Pierina, Goldstrike, Golden Sunlight, Veladero, Porgera and North Mara, partially offset by the increased mining activity at Round Mountain, Bald Mountain and Buzwagi. The decrease in ore tons processed were primarily due to decreases at Pierina, Round Mountain and Veladero, partially offset by an increase at Bald Mountain. Higher tons were mined and processed at Bald Mountain as a result of mine expansion which was completed towards the end of 2011.

Production – Copper

Copper production for the three and six month periods ended June 30, 2012 increased by 17% and 35%, respectively, over the same prior year periods. The increases were primarily due to the inclusion of production from Lumwana which was acquired as part of the Equinox transaction on June 1, 2011.

Tons Mined and Tons Processed – Copper

Total tons mined for the three and six month periods ended June 30, 2012 were 85% and 104% higher than the same prior year periods. Ore tons processed for the three and six month periods end June 30, 2012 were 32% and 51% higher than the same prior year periods. The increases are primarily due to the acquisition of Lumwana and an increase in tons mined and processed at Zaldívar.

BARRICK SECOND QUARTER 2012	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

Review of Operating Segments Performance

North America

Summary of Financial and Operating Data

	For the three months ended June 30			For the six months ended June 30
	2012	2011	% Change	2012	2011	% Change
Total tons mined (000s)	99,283	108,066	(8%)	200,968	212,662	(5%)
Ore tons processed (000s)	14,567	14,132	3%	29,596	27,657	7%
Average grade (ozs/ton)	0.065	0.073	(11%)	0.067	0.074	(9%)
Gold produced (000s/oz)	854	923	(7%)	1,742	1,785	(2%)
Cost of sales ($ millions)	$ 611	$ 494	24%	$ 1,149	$ 952	21%
Total cash costs (per oz) [1]	$ 516	$ 404	28%	$ 505	$ 400	26%
Segment income ($ millions)[2]	$ 751	$ 800	(6%)	$ 1,596	$ 1,454	10%
Segment EBITDA ($ millions)[1]	$ 915	$ 936	(2%)	$ 1,891	$ 1,710	11%
Capital expenditures ($ millions)[3]	$ 328	$ 145	126%	$ 537	$ 382	41%

[1]

Total cash costs and EBITDA are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see pages 45-47 of this MD&A.

[2]	Segment income excludes income taxes.
[3]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as open pit and underground mine development on a cash basis excluding capitalized interest.

Segment EBITDA and segment income decreased slightly by $21 million and $49 million, respectively, in the three month period ended June 30, 2012 compared to the same prior year period. The decreases were primarily as a result of lower sales volumes and higher total cash costs, partially offset by higher realized gold prices. Segment EBITDA and segment income increased by $181 million and $142 million, respectively, in the six month period ended June 30, 2012, compared to the same prior year period. The increases were primarily as a result of higher realized gold prices, partially offset by lower sales volumes and higher total cash costs.

Gold production for the three and six month periods ended June 30, 2012 was lower by 7% and 2%, respectively, from the same prior year periods. These decreases were mainly due to lower production at Goldstrike and Ruby Hill, partially offset by higher production at Bald Mountain. Gold production was also lower at Cortez for the three month period ended June 30, 2012.

Production at Goldstrike decreased by 16% for both the three and six month periods ended June 30, 2012 compared to the same prior year periods, primarily because of lower throughput as a result of the maintenance at the roaster and the autoclave facilities. Production at Ruby Hill decreased due to the mining of lower grade ore as a result of mine sequencing. Production at Cortez decreased by 10% for the three month period ended June 30, 2012 compared to the same prior year period, mainly due to the processing of lower grade stockpile ore due to mine sequencing. Production at Bald Mountain increased mainly due to higher tons mined and processed as a result of a mine expansion, which was completed towards the end of 2011.

Cost of sales for the three and six month periods ended June 30, 2012 were higher by 24% and 21%, respectively, compared to the same prior year periods, primarily due to higher direct mining costs, particularly for labor and a decrease in capitalized waste stripping costs at Goldstrike, Cortez, and Bald Mountain. Total cash costs were up 28% and 26%, to $516 per ounce and $505 per ounce, respectively, for the three and six month periods ended June 30, 2012 compared to the same prior periods, primarily due to an increase in direct mining costs and the impact of lower production levels.

We continue to expect full year production to be in the range of 3.425 to 3.60 million ounces at total cash costs of $475 to $525 per ounce for the region.

Capital expenditures for the three and six month periods ended June 30, 2012 were higher by 126% and 41%, respectively, compared to the same prior year periods, primarily due to higher minesite sustaining capital expenditures at Cortez, higher expansionary capital expenditures at Goldstrike and higher open pit and underground development expenditures at Turquoise Ridge.

BARRICK SECOND QUARTER 2012	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

South America

Summary of Financial and Operating Data

	For the three months ended June 30			For the six months ended June 30
	2012	2011	% Change	2012	2011	% Change
Total tons mined (000s)	32,969	41,710	(21%)	65,091	81,901	(21%)
Ore tons processed (000s)	14,297	17,144	(17%)	28,249	33,262	(15%)
Average grade (ozs/ton)	0.030	0.035	(14%)	0.031	0.034	(9%)
Gold produced (000s/oz)	327	453	(28%)	778	951	(18%)
Cost of sales ($ millions)	$ 167	$ 244	(32%)	$ 428	$ 430	(1%)
Total cash costs (per oz) [1]	$ 458	$ 373	23%	$ 435	$ 358	22%
Segment income ($ millions)[2]	$ 221	$ 465	(52%)	$ 660	$ 805	(18%)
Segment EBITDA ($ millions)[1]	$ 264	$ 526	(50%)	$ 777	$ 909	(15%)
Capital expenditures ($ millions)[3]	$ 78	$ 76	3%	$ 156	$ 124	26%

[1]

Total cash costs and EBITDA are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see pages 45-47 of this MD&A.

[2]	Segment income excludes income taxes.
[3]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as open pit and underground mine development on a cash basis excluding capitalized interest.

Segment EBITDA and segment income decreased by $262 million and $244 million, respectively, for the three month period ended June 30, 2012 and $132 million and $145 million, respectively for the six month period ended June 30, 2012, compared to the same prior year periods. The decreases were primarily as a result of lower sales volumes and higher total cash costs, partially offset by higher realized gold prices.

Gold production for the three and six month periods ended June 30, 2012 was lower by 28% and 18%, respectively, compared to the same prior year periods. These decreases were primarily due to lower production at Veladero and Lagunas Norte. Production was lower at Veladero, primarily due to a shift in mining activity to lower grade areas of the pit pursuant to the life of mine plan and due to lower tons mined and processed due to lower equipment availability as well as slower leach kinetics. The decrease at Lagunas Norte was due to mine sequencing and water management issues which were resolved in June 2012.

Cost of sales applicable to gold for the three and six month periods ended June 30, 2012 were lower by 32% and 1%, respectively, compared to the same prior year periods. The decreases were primarily due to higher capitalized waste stripping costs at Veladero and lower sales volumes, partially offset by higher direct mining costs, largely due to inflationary pressures in Argentina and an increase in consumable costs. Total cash costs were up 23% and 22%, to $458 per ounce and $435 per ounce respectively, for the three and six month periods ended June 30, 2012 compared to the same prior year periods, reflecting higher direct mining costs and the impact of lower production levels.

We continue to expect full year gold production to be in the range of 1.55 to 1.70 million ounces at total cash costs of $430 to $480 per ounce for the region.

Capital expenditures for the three and six month periods ended June 30, 2012 were higher by 3% and 26%, respectively, compared to the same prior year periods, primarily due to higher capitalized stripping at Veladero.

BARRICK SECOND QUARTER 2012	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

Australia Pacific

Summary of Financial and Operating Data

	For the three months ended June 30			For the six months ended June 30
	2012	2011	% Change	2012	2011	% Change
Total tons mined (000s)	26,407	30,535	(14%)	52,041	56,363	(8%)
Ore tons processed (000s)	6,859	6,674	3%	13,329	13,122	2%
Average grade (ozs/ton)	0.075	0.080	(6%)	0.075	0.081	(7%)
Gold produced (000s/oz)	445	463	(4%)	871	922	(6%)
Cost of sales ($ millions)	$ 491	$ 370	33%	$ 935	$ 755	24%
Total cash costs (per oz) [1]	$ 844	$ 611	38%	$ 798	$ 597	34%
Segment income ($ millions)[2]	$ 245	$ 291	(16%)	$ 542	$ 595	(9%)
Segment EBITDA ($ millions)[1]	$ 321	$ 359	(11%)	$ 695	$ 731	(5%)
Capital expenditures ($ millions)[3]	$ 129	$ 101	28%	$ 240	$ 209	15%

[1]

Total cash costs and EBITDA are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see pages 45-47 of this MD&A.

[2]	Segment income excludes income taxes.
[3]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as open pit and underground mine development on a cash basis excluding capitalized interest.

Segment EBITDA and segment income decreased by $38 million and $46 million, respectively, for the three month period ended June 30, 2012 and $36 million and $53 million, respectively, for the six month period ended June 30, 2012, compared to the same prior year periods. The decreases were primarily as a result of lower sales volumes and higher total cash costs, partially offset by higher realized gold prices.

Gold production for the three and six month periods ended June 30, 2012 was lower by 4% and 6%, respectively, compared to the same prior year periods. These decreases were primarily due to lower production at Porgera and Kalgoorlie, partially offset by higher production at Yilgarn South.

Production at Porgera decreased by 16% and 20%, respectively, for the three and six month periods ended June 30, 2012, compared to the same prior periods due to pit wall remediation activities, which prevented us from mining in higher grade zones of the pit. Production at Porgera was also impacted by power supply interruptions and a decrease in underground mining activity for the six month period ended June 30, 2012. Production at Kalgoorlie decreased by 16% and 12% for the three and six month periods ended June 30, 2012, respectively, compared to the same prior periods as a result of lower grade ore from the open pit. Production at Yilgarn South increased by 37% and 44%, respectively, for the three and six month periods ended June 30, 2012, compared to the same prior year periods due to better average head grades and higher tons mined and processed at Darlot and Lawlers.

Cost of sales applicable to gold for the three and six month periods ended June 30, 2012 were higher by 33% and 24%, respectively, compared to the same prior year periods. The increases were primarily due to higher direct mining costs, particularly for labor, freight, energy, Porgera power costs and diesel. The increase in direct mining costs was partially offset by an increase in capitalized waste stripping costs at Kalgoorlie. Total cash costs were up 38% and 34%, to $844 per ounce and $798 per ounce, respectively, for the three and six month periods ended June 30, 2012 compared to the same prior periods, reflecting higher direct mining costs and the impact of lower production levels.

We continue to expect full year gold production to be in the range of 1.80 to 1.95 million ounces and we now expect total cash costs to be $770 to $800 per ounce for the region, compared to original guidance of $700 to $750, primarily due to higher total cash costs in the first half of the year at Porgera and a similar outlook for the second half.

Capital expenditures for the three and six month periods ended June 30, 2012 were higher by 28% and 15%, respectively, compared to the same prior year periods, primarily due to higher minesite sustaining capital expenditures at Granny Smith and higher open pit and underground development expenditures at Kalgoorlie.

BARRICK SECOND QUARTER 2012	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

African Barrick Gold

Summary of Financial and Operating Data

	For the three months ended June 30			For the six months ended June 30
100% basis	2012	2011	% Change	2012	2011	% Change
Total tons mined (000s)	13,046	12,016	9%	23,645	24,978	(5%)
Ore tons processed (000s)	2,028	1,866	9%	4,124	3,983	4%
Average grade (ozs/ton)	0.087	0.104	(16%)	0.084	0.099	(15%)
Gold produced (000s/oz)	153	172	(11%)	298	346	(14%)
Cost of sales ($ millions)	$ 202	$ 175	15%	$ 387	$ 341	13%
Total cash costs (per oz) [2]	$ 950	$ 652	46%	$ 938	$ 655	43%
Segment income ($ millions)[3]	$ 47	$ 107	(56%)	$ 98	$ 177	(45%)
Segment EBITDA ($ millions)[2]	$ 85	$ 141	(40%)	$ 172	$ 243	(29%)
Capital expenditures ($ millions)[4]	$ 56	$ 70	(20%)	$ 116	$ 117	(1%)

	For the three months ended June 30			For the six months ended June 30
73.9% basis[1]	2012	2011	% Change	2012	2011	% Change
Total tons mined (000s)	9,641	8,880	9%	17,474	18,459	(5%)
Ore tons processed (000s)	1,499	1,379	9%	3,048	2,943	4%
Average grade (ozs/ton)	0.087	0.104	(16%)	0.084	0.099	(15%)
Gold produced (000s/oz)	113	127	(11%)	220	256	(14%)
Cost of sales ($ millions)	$ 149	$ 129	16%	$ 286	$ 252	13%
Total cash costs (per oz) [2]	$ 950	$ 652	46%	$ 938	$ 655	43%
Segment income ($ millions)[3]	$ 35	$ 79	(56%)	$ 72	$ 131	(45%)
Segment EBITDA ($ millions)[2]	$ 63	$ 104	(39%)	$ 127	$ 179	(29%)
Capital expenditures ($ millions)[4]	$ 41	$ 52	(21%)	$ 86	$ 87	(1%)

[1]	These amounts represent our equity share of results. The dilution of our ownership interest in ABG to approximately 73.9% impacts our operating statistics from second quarter 2010 onwards.
[2]

Total cash costs and EBITDA are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see pages 45-47 of this MD&A.

[3]	Segment income excludes income taxes.
[4]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as open pit and underground mine development on a cash basis excluding capitalized interest.

Segment EBITDA and segment income, on a 100% basis, decreased by $56 million and $60 million, respectively, for the three month period ended June 30, 2012, and $71 million and $79 million, respectively, for the six month period ended June 30, 2012 compared to the same prior year periods. The decreases were primarily as a result of lower sales volumes and higher total cash costs, partially offset by higher realized gold prices.

Gold production, on a 100% basis, for the three and six month periods ended June 30, 2012 was down 11% and 14%, respectively, compared to the same prior year periods. The decrease in production was primarily driven by Buzwagi and Tulawaka. Production at Buzwagi decreased by 17% and 28%, respectively, for the three and six month periods ended June 30, 2012 compared to the same prior year periods, primarily as a result of planned mining of lower average head grades as the mine operated at reserve grade. Planned and unplanned crusher maintenance and performance issues with the SAG mills also impacted production levels. Production at

Tulawaka decreased by 51% and 36%, respectively, for the three and six month periods ended June 30, 2012 compared to the same prior year periods, mainly as a result of lower mill throughput due to a switch to batch milling, due to the decline in mining rates and ore stockpile levels as Tulawaka nears the end of its economic life.

Cost of sales, on a 100% basis, for the three and six month periods ended June 30, 2012 was up 15% and 13%, respectively, compared to the same prior year periods, primarily due to an increase in direct mining costs, which is largely due to inflationary pressures reflected in increased labour, consumable costs, general administration and maintenance costs as well as increased energy costs due to increased fuel usage driven by the requirement to self generate power. Total cash costs for the three and six month periods ended June 30, 2012 were up 46% and 43%, respectively, compared to the same prior year periods, reflecting higher direct mining costs and lower production levels.

BARRICK SECOND QUARTER 2012	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

We continue to expect full year equity gold production reflecting our 73.9% ownership of ABG, to be in the range of 0.500 to 0.535 million ounces, with total cash costs at the top end of the original guidance range of $790 to $860 per ounce.

Capital expenditures, on a 100% basis, for the three and six month periods ended June 30, 2012 were lower by 20% and 1%, respectively, compared to the same prior year periods, primarily due to lower minesite sustaining capital expenditures at North Mara and lower open pit and underground development expenditures at North Mara.

Capital Projects

Summary of Financial and Operating Data

($ millions)	For the three months ended June 30			For the six months ended June 30
	2012	2011	% Change	2012	2011	% Change
Total E&E expenses[1]	7	12	(42%)	19	21	(10%)
Segment income (loss)	(29)	(11)	164%	(38)	(23)	65%
Segment EBITDA[2]	(26)	(9)	189%	(35)	(20)	75%
Capital expenditures[3]
Pascua-Lama	376	238	58%	771	498	55%
Pueblo Viejo	105	145	(28%)	220	286	(23%)
Cerro Casale	11	31	(65%)	22	41	(46%)
Equity investees	5	6	(17%)	8	10	(20%)
Total capital expenditures	497	420	18%	1,021	835	22%
Currency hedge impact (gain) / loss[4]	(4)	(4)	-	(9)	(7)	29%
Adjusted capital expenditures	493	416	19%	1,012	828	22%
Capital commitments[5]				$ 1,704	$ 912	87%

[1]	Amounts presented represent our share of Exploration and Evaluation (“E&E”) expense.
[2]	EBITDA is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 47 of this MD&A.
[3]	Amounts presented represent our share of capital expenditures on a cash basis.
[4]	Amounts presented include impacts of our hedge and non-hedge contracts for pre-production capital at our Pascua Lama and Cerro Casale projects.
[5]	Capital commitments represent purchase obligations as at December 31 where binding commitments have been entered into for long lead capital items related to construction activities at our projects.

For the three and six month periods ended June 30, 2012, we spent $7 million and $19 million in E&E expenses, respectively, and incurred $497 million (our share) and $1,021 million (our share) in capital expenditures, respectively. This compares to E&E expenses of $12 million and $21 million, respectively, and capital expenditures of $420 million and $835 million, respectively, for the same prior year periods. The increase in capital expenditures primarily relates to increased construction activities at our Pascua-Lama project.

Further information about our projects in construction, namely Pueblo Viejo and Pascua-Lama, and projects in feasibility, namely Cerro Casale and Donlin Gold, is provided in the Business Overview section on pages 14 to 17.

BARRICK SECOND QUARTER 2012	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

Copper

Summary of Financial and Operating Data

	For the three months ended June 30			For the six months ended June 30
	2012	2011	% Change	2012	2011	% Change
Copper produced (millions of lbs)	109	93	17%	226	168	35%
Cost of sales ($ millions)	$ 313	$ 166	89%	$ 607	$ 287	111%
C1 cash costs (per lb) [1]	$ 2.28	$ 1.54	48%	$ 2.18	$ 1.39	57%
C3 fully allocated costs (per lb) [1]	$ 2.97	$ 2.09	42%	$ 2.82	$ 1.78	58%
Segment income ($ millions)[2]	$ 73	$ 172	(58%)	$ 224	$ 400	(44%)
Segment EBITDA ($ millions)[1]	$ 137	$ 199	(31%)	$ 344	$ 446	(23%)
Capital expenditures ($ millions)[3]	$ 228	$ 38	500%	$ 337	$ 46	633%

[1]

C1 cash costs, C3 fully allocated costs and EBITDA are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 45-47 of this MD&A.

[2]	Segment income excludes income taxes.
[3]

Amounts presented represent expenditures for minesite expansion, minesite sustaining, copper projects as well as open pit and underground mine development on a cash basis excluding capitalized interest.

Segment EBITDA and segment income decreased by $62 million and $99 million, respectively, in the three month period ended June 30, 2012 and $102 million and $176 million, respectively, in the six month period ended June 30, 2012, compared to the same prior year periods. The decreases were primarily as a result of lower realized copper prices and higher C1 cash costs, partially offset by higher sales volumes.

Copper production for the three and six month periods ended June 30, 2012 was higher by 17% and 35%, respectively, from the same prior year periods. The increase in production level was mainly due to the inclusion of production from Lumwana for the full three and six month periods ending June 30, 2012.

Cost of sales for the three and six months periods ended June 30, 2012 were higher by 89% and 111%, respectively, from the same prior year periods, primarily due to the inclusion of higher cost Lumwana production and the impact of higher consumption and input prices for sulfuric acid at Zaldívar. C1 cash costs per pound were up 48% and 57%, to $2.28 and $2.18 per pound, respectively, for the three and six month periods ended June 30, 2012, primarily reflecting the above factors on unit production costs.

The Zaldívar copper mine in Chile produced 73 million pounds at C1 cash costs of $1.56 per pound in the second quarter. The Lumwana mine in Zambia produced 36 million pounds of copper at C1 cash costs of $3.53 per pound.

Previous ownership at Lumwana planned and operated the mine with a view to maximizing short-term production. Production and C1 cash costs have been primarily constrained by a historical waste stripping deficit, and, as previously disclosed with our first quarter results, were expected to be impacted in the second quarter by planned mill maintenance and poor ground conditions from the wet season, which also led to lower than anticipated equipment availability. Barrick has determined it needs to advance a number of key initiatives at Lumwana in order to improve site performance and maximize longer-term returns and value. These initiatives include:

•	increased waste stripping
•	migration to owner maintenance, currently underway, to improve maintenance practices and equipment availability
•	infrastructure improvements to mitigate the impact of the annual rainy season
•	key leadership changes at site, the majority of which were recently made

In addition, the company will increasingly focus on advancing work around the large Chimiwungo deposit, which is the primary future ore supply for the operation.

As a result of a weaker than expected first half performance from the Malundwe pit and efforts to advance these key initiatives, we now expect 2012 production from Lumwana to be 145-165 million pounds at C1 cash costs of $3.30-$3.50 per pound. Overall higher grades are expected in 2013 with production anticipated to be about 250 million pounds at lower C1 cash costs. Beyond 2013, the scale of the Chimiwungo ore body is expected to allow for more productive mining. The expansion into the Chimiwungo deposit is on schedule. Commissioning of the crusher and overland conveyor system was completed in July and mill feed is expected in early August. About one million tonnes of ore have been stockpiled to date.

BARRICK SECOND QUARTER 2012	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

Exploration results to date continue to confirm the significant upside potential of Chimiwungo. We are also conducting a substantial infill drilling program to provide a more precise model of the ore body for mine planning purposes. These programs are expected to be completed at the end of the year and will form the basis for an updated resource base and life-of-mine plan. They will also be incorporated into a prefeasibility study on the expansion opportunity for Lumwana, which has the potential to double processing rates.

Capital expenditures for the three and six month periods ended June 30, 2012 were higher by 500% and 633%,

respectively, compared to the same prior year periods, primarily due to capital expenditures at Jabal Sayid. Capital expenditures at Jabal Sayid for the three and six month periods ended June 30, 2012 increased by $71 million and $92 million, respectively as compared to the same prior year periods.

Further information about our Jabal Sayid copper project, currently in construction, and copper projects in feasibility including Zaldívar Sulfides Expansion and Lumwana Expansion, and Kabanga is provided in the Business Overview section on pages 15 to 18.

FINANCIAL CONDITION REVIEW

Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)	As at June 30, 2012	As at December 31, 2011
Total cash and equivalents	$2,330	$2,745
Non-cash working capital	2,902	2,335
Non-current assets	44,644	42,339
Other assets	1,128	1,465
Total Assets	51,004	48,884
Non-current liabilities excluding adjusted debt	7,608	7,557
Adjusted debt[1]	13,667	13,058
Other liabilities	2,584	2,715
Total Liabilities	23,859	23,330
Total shareholders’ equity	24,699	23,363
Non-controlling interests	2,446	2,191
Total Equity	$27,145	$25,554
Dividends	$350	$509
Net debt[1]	$11,354	$10,320
Total common shares outstanding (millions of shares)[2]	1,001	1,000
Key Financial Ratios:
Current ratio[3]	1.64:1	2.25:1
Adjusted debt-to-equity[4]	0.55:1	0.56:1
Net debt-to-equity[5]	0.46:1	0.44:1
Net debt-to-total capitalization[6]	0.37:1	0.33:1
Return on equity[7]	16%	22%

[1]

Adjusted debt and net debt are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see pages 48 of this MD&A.

[2]	Total common shares outstanding do not include 7.3 million stock options. The increase from December 31, 2011 is due to the exercise of stock options.
[3]	Represents current assets divided by current liabilities as June 30, 2012 and December 31, 2011.
[4]	Represents adjusted debt divided by total shareholders’ equity as at June 30, 2012 and December 31, 2011.
[5]	Represents net debt divided by total shareholders’ equity as at June 30, 2012 and December 31, 2011.
[6]	Represents net debt divided by capital stock and long-term debt at June 30, 2012 and December 31, 2011.
[7]	Represents adjusted net earnings divided by average shareholders’ equity as at June 30, 2012 and December 31, 2011.

BARRICK SECOND QUARTER 2012	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

Balance Sheet Review

Total assets were $51.0 billion at June 30, 2012, an increase of $2.1 billion or 4% compared to December 31, 2011. The increase primarily reflects an increase in property, plant and equipment, which primarily reflects the impact of the significant capital expenditures related to our projects in construction. Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories and cash and equivalents. We typically do not carry a material accounts receivable balance, since only sales of concentrate and copper cathode have a settlement period. Please see the table below for changes in our non-cash working capital.

Non-Cash Working Capital

(in $ millions)	As at June 30, 2012	As at December 31, 2011
Raw materials
Ore in stockpiles[1]	$ 1,902	$1,590
Ore on leach pads	604	582
Mine operating supplies	973	885
Work in process	365	377
Finished products	248	217
Other current assets	398	507
Accounts receivable	406	426
VAT and fuel tax receivables[2]	590	466
Accounts payable and other current liabilities	(2,584)	(2,715)
Non-cash working capital	$ 2,902	$ 2,335
[1]	Includes long-term stockpiles of $1,428 million (2011: $1,153 million).
[2]	Includes long-term VAT and fuel tax receivables of $382 million (2011: $272 million).

Total liabilities increased by $0.53 billion or 2% compared to December 31, 2011 largely due to the issuance of $2 billion of new debt in debt securities, which was partially offset by a repayment of $1.45 billion in debt and a decrease in other current liabilities.

Sources and Uses of Net Debt

	For the three months ended June 30		For the six months ended June 30
($ millions)	2012	2011	2012	2011
Operating Activities
Adjusted operating cash flow	$ 763	$ 938	$ 2,137	$ 2,377
Settlement of contingent consideration	-	-	(50)	-
Non-recurring tax payments	-	-	(52)	-
Acquisition costs expensed and related working capital movements	-	(188)	-	(188)
Operating inflows	$ 763	$ 750	$ 2,035	$ 2,189
Investing activities
Capital expenditures – minesite sustaining	$ (296)	$ (170)	$ (565)	$ (358)
Capital expenditures – open pit and underground mine development	(235)	(177)	(462)	(404)
Capital expenditures – minesite expansion[1]	(246)	(91)	(376)	(172)
Capital expenditures – projects[1]	(805)	(630)	(1,494)	(1,205)
Acquisitions	(15)	(7,315)	(15)	(7,340)
Other investing activities	34	(71)	16	(42)
Total investing outflows	$ (1,563)	$ (8,454)	$ (2,896)	$ (9,521)
Financing activities (excluding debt)
Dividends	$ (200)	$ (120)	$ (350)	$ (240)
Funding from non-controlling interests	118	122	258	179
Repayment of debt related to acquisitions	-	(347)	-	(347)
Other financing activities	(10)	(40)	(20)	(34)
Total financing (outflows) inflows	$ (92)	$ (385)	$ (112)	$ (442)
Other movements	$ (48)	$ (19)	$ (51)	$ (20)
Adjustment for Pueblo Viejo financing (partner’s share), net of cash	$ (3)	$ (3)	$ (10)	$ 60
Net (decrease) increase in net debt	$ 943	$ 8,111	$ 1,034	$ 7,734
Net debt at beginning of period[2]	$ 10,411	$ 2,050	$ 10,320	$ 2,427
Net debt at end of period[2]	$ 11,354	$ 10,161	$ 11,354	$ 10,161

[1]	The amounts include capitalized interest of $177 million for the three months ended June 30, 2012 (2011: $92 million) and $254 million for the six months ended June 30, 2012 (2011: $161 million).
[2]	Net debt is a non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 48 of this MD&A.

BARRICK SECOND QUARTER 2012	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

As at June 30, 2012 net debt was $11.4 billion, and our net debt-to-equity ratio and net debt-to-total capitalization ratios were 0.46:1 and 0.37:1, respectively. This compares to net debt as at December 31, 2011 of $10.3 billion, and net debt-to-equity and net debt-to-total capitalization ratios of 0.44:1 and 0.33:1, respectively. The majority of our outstanding long-term debt matures at various dates beyond 2013. (Please see page 41 of this MD&A for a schedule of principal repayments). In January 2012, we entered into a new credit facility of $4 billion with an interest rate of LIBOR plus 1.00%, which matures in 2017 (the “Third Credit Facility”). Coincident with becoming effective, we drew $1 billion on the Third Credit Facility, paid down the $1 billion outstanding under the Second Credit Facility, which was originally drawn upon to partially fund the cost of the Equinox acquisition, and then terminated the Second Credit Facility. In April 2012, we issued an aggregate of $2.0 billion in debt securities comprised of $1.25 billion of 3.85% notes due 2022 and $750 million of 5.25% notes due 2042. $1.0 billion of the net proceeds from this offering were used to repay existing indebtedness under the Third Credit Facility and the balance of the proceeds will be used to finance the development of mining projects and for general corporate purposes. In the second quarter, we made a scheduled debt repayment of $50 million and an additional repayment of $250 million on the First Credit Facility. In addition, we also made $120 million of scheduled repayments on various other debts outstanding.

Shareholders’ Equity

As at July 13, 2012	Number of shares
Common shares	1,000,591,469
Stock options	7,271,582

Dividends

In the first quarter 2012, our Board of Directors authorized a quarterly dividend of 20 cents per share, which equates to 80 cents per share on an annualized basis and represents a 33% increase from the previous quarterly dividend of 15 cents per share. This increased dividend reflects our ability to generate substantial cash flows from our operations in a high gold price environment. The amount and timing of any dividends is within the discretion of our Board of Directors. The Board of Directors reviews the dividend policy quarterly based on our current and projected liquidity profile, and capital requirements for capital projects and potential acquisitions.

Comprehensive Income

For the second quarter 2012, other comprehensive income (“OCI”) was a loss of $29 million on an after-tax basis. This balance consists primarily of unrealized losses of $42 million on available for sale investment which are partially offset by impairment/realized losses charges of $30 million, gains of $74 million on hedge contracts designated for future periods due to changes in currency exchange rates, silver prices, copper prices, and fuel prices, and reclassification adjustments totaling $95 million for gains on hedge contracts designated for the second quarter 2012 that were transferred to earnings in the second quarter 2012 in conjunction with the recognition in expense of the related hedge exposure, partially offset by $13 million in losses for currency translation adjustments on Barrick Energy and other foreign subsidiaries, and a $17 million gain due to tax recoveries on the overall decrease in OCI.

Included in accumulated OCI at June 30, 2012 were unrealized pre-tax gains on currency, commodity and interest rate hedge contracts totaling $586 million. The balance primarily relates to currency hedge contracts that are designated against operating costs and capital expenditures, primarily over the next three years and are expected to help protect against the impact of the strengthening of the Australian and Canadian dollar exchange rates against the US dollar. These hedge gains/losses are expected to be recorded in earnings at the same time as the corresponding hedged operating costs/depreciation are recorded in earnings.

Liquidity and Cash Flow

Total cash and cash equivalents as at June 30, 2012 were $2.3 billion11. Our cash position consisted of a mix of term deposits, treasury bills and money market investments. Our cash position is primarily denominated in US dollars. We also have $4.25 billion under our credit facilities that is available for drawdown as a source of financing.

One of our primary ongoing sources of liquidity is operating cash flow. In the first six months of 2012, we generated $2.0 billion in operating cash flow, compared to $2.2 billion of operating cash flow in the same prior year period. Adjusted operating cash flow totaled $2.1 billion in the first six months of 2012, down compared to $2.4 billion in the first six months of 2011. The decrease in operating cash flow and adjusted operating cash flow primarily reflects lower net earnings levels, partially offset by a decrease in income tax payments and a decrease in net working capital outflows. The principal uses of operating cash flow are to fund our capital

[11]	Includes $504 million cash held at ABG, which may not be readily deployed outside ABG.

BARRICK SECOND QUARTER 2012	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

expenditures, including construction activities at our advanced projects; acquisitions; dividend payments; and repayments of our outstanding debt. In the first six months of 2012 we generated $2.0 billion of operating cash flow and spent $2.9 billion on investing activities, including $1.3 billion on construction of major capital projects (principally Pueblo Viejo, Pascua Lama and Jabal Sayid). The shortfall in the funding was funded by an increase in net debt in the period.

The table below illustrates the impact of changes in gold and copper prices on our annualized EBITDA, assuming our expected 2012 production levels for the remainder of 2012.

	Change in price	Impact on EBITDA
Gold	$ 100/oz	$ 0.8 billion
Copper	$ 0.50/lb	$ 0.2 billion

At current market gold and copper prices, we expect to generate negative free cash flow, after dividend payments, for the remainder of 2012 and through 2013. This is primarily due to the increase in capital expenditures at our Pascua-Lama project as well as the impact of the deferral in its start-up date. Available sources of liquidity for the remainder of the year and beyond include the $4.25 billion of availability under our credit facilities, future operating cash flow and future debt or equity financing should the need arise. These alternatives should provide us with the flexibility to fund any cash flow shortfall and are continually evaluated to determine the optimal mix of capital resources for our capital needs. A material change in the market price of gold and/or copper could impact the timing and magnitude of financing requirements, either positively or negatively.

Cash used in investing activities amounted to $2,896 million in the first half of 2012, a decrease of $6,625 million compared to the first half of 2011, primarily due to the $7,213 million acquisition of Equinox in the second quarter of 2011, partially offset by an increase in capital expenditures. (Please see table on page 39 of this MD&A).

Financing inflows for the first half of 2012 were $442 million, which primarily consists of $2.0 billion in debt securities, $258 million in funding received from non-controlling interests, partially offset by $1.45 billion of debt repayments and dividend payments of $350 million. This compares to financing inflows in the first half of 2011 of $6,215 million, which reflects the debt issuance of $6.7 billion as a result of our acquisition of Equinox, partially offset by dividend payments of $240 million.

BARRICK SECOND QUARTER 2012	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital Expenditures[1]
	For the three months ended June 30		For the six months ended June 30
($ millions)	2012	2011	2012	2011
Capital expenditures - gold projects
Pascua-Lama	$ 376	$ 238	$ 771	$ 498
Pueblo Viejo	105	145	220	286
Cerro Casale	11	31	22	41
Subtotal[2]	$ 492	$ 414	$ 1,013	$ 825
Capital expenditures - copper projects
Jabal Sayid	$ 90	$ 19	$111	$ 19
Subtotal	$ 582	$ 433	$ 1,124	$ 844
Capital expenditures attributable to non-controlling interests[3]	73	106	154	203
Total consolidated project capital expenditures	$ 655	$ 539	$ 1,278	$ 1,047
Capital expenditures - minesite expansion
Gold
North America	$ 114	$ 56	$ 153	$ 121
South America	24	25	46	39
African Barrick Gold	13	-	13	-
Copper	$ 68	9	$ 126	9
Total capital expenditures - minesite expansion	$ 219	$ 90	$ 338	$ 169
Capital expenditures - minesite sustaining
Gold
North America	$ 149	$ 30	$ 231	$ 74
South America	34	39	62	61
Australia Pacific	40	33	88	77
African Barrick Gold	20	33	51	57
Copper	32	9	43	17
Barrick Energy	17	24	73	60
Other	4	2	17	12
Total capital expenditures - minesite sustaining	$ 296	$ 170	$ 565	$ 358
Capital expenditures - open pit and underground mine development
Gold
North America	$ 65	$ 59	$ 153	$ 187
South America	20	12	48	24
Australia Pacific	89	68	152	132
African Barrick Gold	23	37	52	60
Copper	38	1	57	1
Total capital expenditures - open pit and underground mine development	$ 235	$ 177	$ 462	$ 404
Capitalized interest	177	92	254	161
Total consolidated capital expenditures	$ 1,582	$ 1,068	$ 2,897	$ 2,139
Capital expenditures attributable to non-controlling interests[3]	73	106	154	203
Total capital expenditures attributable to Barrick	$ 1,509	$ 962	$ 2,743	$ 1,936
Total capital expenditures - copper mines	165	19	264	27
Total capital expenditures - gold mines	591	392	1,049	832
Total capital expenditures - copper projects	105	19	132	19
Total capital expenditures - gold projects	627	506	1,208	986
Capital expenditures - other	21	26	90	72
Total capital expenditures attributable to Barrick	$ 1,509	$ 962	$ 2,743	$ 1,936

[1]	These amounts are presented on a cash basis consistent with the amounts presented on the consolidated statement of cash flows.
[2]

On an accrual basis, our share of project capital expenditures is $870 million for the three months ended June 30, 2012 and $1,456 million for the six months ended June 30, 2012 including capitalized interest.

[3]	Amount reflects our partner’s share of expenditures at the Pueblo Viejo and Cerro Casale project on a cash basis.

BARRICK SECOND QUARTER 2012	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital expenditures for the three and six month periods ended June 30, 2012 increased by $514 million and $758 million, respectively, over the same prior year periods. The increases are primarily due to an increase in project capital expenditures, primarily due to increased construction activities at Pascua-Lama, Pueblo Viejo and Jabal Sayid, and an increase in minesite expansion, minesite sustaining and open pit and underground development expenditure. Minesite expansion increased due to increased expansionary activities at North America, ABG and at the Copper business unit. Minesite sustaining increased due to increased minesite sustaining activities at North America, Australia Pacific and at the Copper business unit and open pit and underground development expenditures were higher primarily attributable to increased open pit and underground activities at Australia Pacific and the Copper business unit.

Financial Instruments

As of June 30, 2012, we had 24 counterparties to our derivative positions. We proactively manage our exposure to individual counterparties in order to mitigate both credit and liquidity risks. For those counterparties in a net asset position (total balance attributable to the counterparties is $748 million), four hold greater than 10% of our mark-to-market asset position, with the largest counterparty holding $117 million. On an ongoing basis, we monitor our exposures and ensure that none of the counterparties with which we hold outstanding contracts has declared insolvency. Please refer to note 22 in our annual consolidated financial statements for a description of our risk management policy with respect to financial instruments.

Summary of Financial Instruments

As at June 30, 2012
Financial Instrument	Principal/Notional Amount			Associated Risks
				• Interest rate
Cash and equivalents		$ 2,330	million	• Credit
				• Credit
Accounts receivable		$ 406	million	• Market
				• Market
Available-for-sale securities		$ 80	million	• Liquidity
Accounts payable		$ 2,201	million	• Interest rate
Debt		$ 14,043	million	• Interest rate
Restricted share units		$ 35	million	• Market
Deferred share units		$ 8	million	• Market
Derivative instruments - currency contracts	CAD	1,064	million	• Credit
	CLP	863,661	million	• Market/liquidity
	AUD	5,100	million	• Interest rate
	EUR	10	million
	PGK	20	million
	ZAR	717	million
Derivative instruments - silver contracts		60	million oz	• Market/liquidity
Derivative instruments - copper contracts		143	million lbs	• Credit
				• Interest rate
Derivative instruments - energy contracts	Diesel	7	million bbls	• Market/liquidity
	Propane	2	million gallons	• Credit
				• Interest rate
Derivative instruments - interest rate contracts	Receive fixed interest rate swaps	$ 200	million	• Market/liquidity

BARRICK SECOND QUARTER 2012	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

Commitments and Contingencies

Capital Expenditures Not Yet Committed

We expect to incur capital expenditures over the next several years for both new mine projects and expansion project at producing mines. The projects are at various stages of exploration or scoping study stage, pre-feasibility/feasibility stage through to the construction execution stage. The ultimate decision to incur capital expenditures at each project is subject to a decision to proceed considering the project investment rate of return and various other qualitative factors. Four projects were in the construction stage at June 30, 2012, namely Pueblo Viejo, Pascua-Lama, the Goldstrike thiosulfate technology project and Jabal Sayid (refer to pages 15 to 18 for further details). The most significant projects not yet approved for construction are described on pages 16 to 17.

Contractual Obligations and Commitments1

	Payments due As at June 30, 2012
($ millions)	2012[1]	2013	2014	2015	2016	2017 and thereafter	Total
Debt[2]
Repayment of principal	$-	$1,810	$1,140	$190	$1,590	$9,142	$13,872
Capital leases	25	43	36	25	19	23	171
Interest	594	609	575	550	523	6,344	9,195
Provisions for environmental rehabilitation[3]	130	125	69	80	71	1,844	2,319
Operating leases	18	19	15	15	11	71	149
Restricted share units	2	21	12	-	-	-	35
Pension benefits and other post-retirement benefits	37	28	28	28	28	141	290
Derivative liabilities[4]	20	16	14	8	-	-	58
Purchase obligations for supplies and consumables[5]	896	254	177	116	116	378	1,937
Capital commitments[6]	1,342	499	2	2	8	3	1,856
Social development costs	19	29	32	6	6	66	158
Total	$3,083	$3,453	$2,100	$1,020	$2,372	$18,012	$30,040

[1]	Represent the obligations and commitments for the remainder of the year.
[2]

Debt and Interest—Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The debt and interest amounts include 100% of the Pueblo Viejo financing, even though we have only guaranteed our 60% share. We are not required to post any collateral under any debt obligations. The terms of our debt obligations would not be affected by deterioration in our credit rating. Projected interest payments on variable rate debt were based on interest rates in effect at June 30, 2012. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

[3]	Provisions for Environmental Rehabilitation—Amounts presented in the table represent the undiscounted future payments for the expected cost of provisions for environmental rehabilitation.
[4]

Derivative Liabilities—Amounts presented in the table relate to derivative contracts disclosed under note 17 to the consolidated financial statements. Payments related to derivative contracts cannot be reasonably estimated given variable market conditions.

[5]	Purchase Obligations for Supplies and Consumables—Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
[6]

Capital Commitments—Purchase obligations for capital expenditures include only those items where binding commitments have been entered into. Commitments at June 30, 2012 mainly relate to construction capital at Pueblo Viejo, Pascua-Lama and Jabal Sayid.

Litigation and Claims

We are currently subject to various litigation as disclosed in note 22 to the consolidated financial statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

BARRICK SECOND QUARTER 2012	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF QUARTERLY RESULTS

Quarterly Information

	2012			2011			2010
($ millions, except where indicated)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$3,278	$3,644	$3,761	$3,971	$3,416	$3,087	$3,005	$2,782
Realized price – gold[1]	1,608	1,691	1,664	1,743	1,513	1,389	1,368	1,237
Realized price – copper[1]	3.45	3.78	3.69	3.54	4.07	4.25	3.99	3.43
Cost of sales	1,830	1,770	1,705	1,694	1,486	1,354	1,325	1,295
Net earnings[2]	750	1,029	959	1,365	1,159	1,001	961	942
Per share (dollars)[2,3]	0.75	1.03	0.96	1.37	1.16	1.00	0.97	0.96
Adjusted net earnings[4]	784	1,086	1,166	1,379	1,117	1,004	1,018	912
Per share (dollars)[2,3]	0.78	1.09	1.17	1.38	1.12	1.01	1.02	0.93
EBITDA[4]	1,514	1,997	1,998	2,460	2,090	1,828	1,770	1,669
Operating cash flow	763	1,272	1,224	1,902	750	1,439	866	1,441
Adjusted operating cash flow[4]	763	1,374	1,299	2,004	938	1,439	1,522	1,441

[1]

Per ounce/pound weighted average. Realized price is a non-GAAP financial performance measure with no standard meaning under IFRS. For further information and a detailed reconciliation, please see page 47 of this MD&A.

[2]	Sum of all the quarters may not add up to the yearly total due to rounding.
[3]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
[4]

Adjusted net earnings, EBITDA and adjusted operating cash flow are non-GAAP financial performance measures with no standard definition under IFRS. For further information and a detailed reconciliation, please see pages 44—48 of this MD&A.

Our financial results for the past several quarters reflect a trend of increasing spot gold prices that have translated into increasing revenues, net earnings, EBITDA and adjusted operating cash flow partially offset by higher gold and copper production costs mainly caused by inflationary pressures. These trends have generally resulted in significant margin expansion over the past several years.

The decreases in both net earnings and adjusted net earnings in the second quarter 2012 were largely driven by higher cost of sales applicable to gold and copper, lower sales volumes for gold, higher total cash costs for gold, lower market copper prices and higher C1 direct cash costs for copper, partially offset by higher market gold prices and higher copper sales volumes. These results were consistent with our expectations, as second quarter 2012 was expected to be our lowest production and highest cost quarter of 2012.

IFRS CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. Our significant accounting policies are disclosed in note 2 of our most recent annual consolidated financial statements. A summary of future accounting policy changes is disclosed in note 2 of the accompanying interim consolidated financial statements.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. The following is a summary of significant updates to these estimates, since the discussion of these estimates in our 2011 annual MD&A.

Accounting for impairment of non-current assets

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. We conduct an annual test for impairment of goodwill in the fourth quarter of each fiscal year and at any other time of the year if an indicator of impairment is identified. Our update to Pascua-Lama’s schedule and cost estimate in

BARRICK SECOND QUARTER 2012	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

the second quarter has been identified as a triggering event for impairment testing purposes. Consequently, we have assessed the impact and determined that the fair value of the project exceeds its carrying value. We are currently undertaking an extensive exploration program at Lumwana in order to expand/upgrade the resources/reserves at the property. We are also conducting a substantial infill drilling program to provide a more precise model of the ore body for mine planning purposes. These programs are expected to be completed in the fourth quarter of the year and will form the basis for an updated life of mine plan for Lumwana. In addition, we expect to complete the prefeasibility study for the mine expansion plan at Lumwana by the end of 2012, which has the potential to enable us to double the processing capacity of the plant. The updated life of mine plan and the prefeasibility study for the mine expansion will be used to conduct the annual test for goodwill impairment for our copper business unit at the end of 2012, and an impairment test for noncurrent assets at Lumwana if a triggering event is identified.

Based on the results of our last annual test in fourth quarter 2011, the carrying value of the CGUs that are most sensitive to changes in the key assumptions used in the annual test are:

As at June 30, 2012	Carrying Value
Lumwana	$ 3,644
Jabal Sayid	1,290
Buzwagi	702
Barrick Energy CGUs	242
Pierina	$ 98

Life of mine (“LOM”) Estimates Used to Measure

Depreciation of Property, Plant and Equipment

We depreciate our assets over their useful life, or over the remaining life of the mine (if shorter). We use the units-of-production basis (“UOP”) to depreciate the mining interest component of PP&E whereby the denominator is the expected mineral production based on our most recent LOM plans. At the end of each fiscal year, as part of our business cycle, we update our LOM plans and prospectively revise calculations of depreciation based on these updated LOM plans. The table below illustrates the impact of historic changes in LOM estimates on depreciation for each of our operating segments.

Impact of Historic Changes in LOM Estimates on Depreciation

		Depreciation increase (decrease) Periods ended June 30, 2012
($ millions, except LOM in millions of contained gold oz/ billions of contained copper pounds)	LOM increase (decrease)[1]	Three months	Six months
Gold
North America	5.1	($9)	($21)
Australia Pacific	1.3	(4)	(3)
African Barrick Gold	(1.0)	2	5
South America	1.1	(3)	(4)
Total Gold	6.5	$(14)	$(23)
Total Copper	0.3	$-	($1)

[1]

Each year we update our LOM estimates as at the end of the year as part of our normal business cycle. We then use those updated LOM estimates to calculate depreciation expense in the following fiscal year on assets which use the units-of-production method of depreciation. LOM changes presented were calculated as at the end of 2011 and are in millions of contained ounces/pounds

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as defined in our 2011 annual MD&A.

Together, internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all fraud or misstatements. Further, the effectiveness of internal control over financial reporting and disclosure is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

As described on page 14 of this report, we experienced a number of changes in our leadership team during the second quarter of 2012. It is not expected that these changes will impact the effectiveness of internal control over financial reporting and disclosure. As described on page 15 of this report, we are continuing a detailed review of the capital cost estimate and schedule for the Pascua-Lama project and intend to realign the Pascua-Lama project management structure. As part of this review and realignment, management will assess the impact on internal control over financial reporting and disclosure.

Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure and may make modifications from time to time as considered necessary or desirable.

BARRICK SECOND QUARTER 2012	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP FINANCIAL PERFORMANCE MEASURES12

We use certain non-GAAP financial performance measures in our MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A, please refer to the Non-GAAP Financial Performance Measures in our 2011 annual MD&A. The non-GAAP financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following is a summary of significant updates to these non-GAAP financial performance measures since our 2011 annual MD&A.

Total Cash Costs per pound, C1 Cash Costs per pound and C3 Fully Allocated Costs per pound, Net Cash Costs

Starting in first quarter 2012, we replaced the non-GAAP measure “total cash costs per pound” for our copper business with “C1 cash costs per pound”. We believe that this change will enable investors to better understand the performance of our global copper segment in comparison to other copper producers who present results on a similar basis. As part of this change, we also introduced “C3 fully allocated costs per pound”. The primary difference between total cash costs and C1 cash costs is that royalties and non-routine charges are excluded from C1 cash costs as they are not direct production costs. C3 fully allocated costs per pound include C1 cash costs, depreciation, royalties, exploration and evaluation expense, administration expense and non-routine charges. These new measures are intended to provide additional information only and do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently.

Adjusted Net Earnings (Adjusted Net Earnings per Share), Return on Equity

Reconciliation of Net Earnings to Adjusted Net Earnings, Return on Equity1

($ millions, except per share amounts in dollars)	For the three months ended June 30		For the six months ended June 30
	2012	2011	2012	2011
Net earnings/(losses)attributable to equity holders of the Company	$ 750	$ 1,159	$ 1,779	$ 2,160
Significant tax adjustments not related to current period earnings	(29)	12	(29)	8
Impairment charges (reversals) related to intangibles, property, plant and equipment, and investments	25	4	118	4
Acquisition/disposition adjustments	(6)	(66)	(14)	(110)
Foreign currency translation (gains)/losses	17	(26)	12	(29)
Restructuring costs	-	-	-	2
Acquisition related costs[2]	1	83	-	83
Other items	22	-	23	-
Unrealized (gains)/losses on non-hedge derivative instruments	4	(49)	(19)	3
Adjusted net earnings	$ 784	$ 1,117	$ 1,870	$ 2,121
Net earnings/(losses) per share[3]	$ 0.75	$ 1.16	$ 1.78	$ 2.16
Adjusted net earnings per share[3]	$ 0.78	$ 1.12	$ 1.87	$ 2.12
Average Shareholders’ Equity	$ 24,435	$ 21,032	$ 24,031	$ 20,525
Return on equity[4]	13%	21%	16%	21%

[1]	Amounts presented in this table are post-tax.
[2]

Represents expensed transaction costs, fair value inventory purchase adjustments and realized foreign exchange losses relating to our economic hedge of the purchase price related to the Equinox acquisition.

[3]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
[4]	Calculated as annualized adjusted net earnings divided by average shareholders’ equity.

[12]	The amounts presented in the non-GAAP financial performance measure tables include the results of discontinued operations.

BARRICK SECOND QUARTER 2012	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted Operating Cash Flow, Adjusted Operating Cash Flow before Working Capital Changes and Free Cash Flow

Reconciliation of Adjusted Operating Cash Flow

($ millions)	For the three months ended June 30		For the six months ended June 30
	2012	2011	2012	2011
Operating cash flow	$ 763	$ 750	$ 2,035	$ 2,189
Settlement of contingent consideration	-	-	50	-
Non-recurring tax payments	-	-	52	-
Acquisition costs expensed and related working capital movements	-	188	-	188
Adjusted operating cash flow	$ 763	$ 938	$ 2,137	$ 2,377
Changes in working capital	54	(12)	259	94
Adjusted operating cash flow before working capital changes	$ 817	$ 926	$ 2,396	$ 2,471
Adjusted operating cash flow	$ 763	$ 938	$ 2,137	$ 2,377
Capital expenditures-Barrick’s share	(1,509)	(962)	(2,743)	(1,936)
Free cash flow	($ 746)	($ 24)	($ 606)	$441

Total Cash Costs per ounce, C1 Cash Costs per pound and Net Cash Costs per ounce

Reconciliation of Cost of Sales to Total Cash Costs per ounce and C1 Cash Costs per pound

($ millions)	Gold		Copper		Oil and Gas		Total
For the three months ended June 30	2012	2011	2012	2011	2012	2011	2012	2011
Cost of Sales	$ 1,477	$ 1,290	$ 313	$ 166	$ 40	$ 30	$ 1,830	$ 1,486
Less: Depreciation	315	292	63	26	26	19	404	337
	$ 1,162	$ 998	$ 250	$ 140	$ 14	$ 11	$ 1,426	$ 1,149

($ millions)	Gold		Copper		Oil and Gas		Total
For the six months ended June 30	2012	2011	2012	2011	2012	2011	2012	2011
Cost of Sales	$ 2,910	$ 2,492	$ 607	$ 287	$ 83	$ 61	$ 3,600	$ 2,840
Less: Depreciation	628	556	118	45	52	40	798	641
	$ 2,282	$ 1,936	$ 489	$ 242	$ 31	$ 21	$ 2,802	$ 2,199

Gold

($ millions, except per ounce information in dollars)	For the three months ended June 30		For the six months ended June 30
	2012	2011	2012	2011
Cost of sales	$1,162	$998	$2,282	$1,936
Cost of sales applicable to non-controlling interests[1]	(43)	(43)	(82)	(83)
Cost of sales applicable to ore purchase arrangement	(35)	(37)	(81)	(62)
Other metal sales	(33)	(36)	(67)	(69)
Realized non-hedge gains/losses on fuel hedges	4	(1)	6	(3)
Treatment and refinement charges[2]	-	2	1	5
Impact of Barrick Energy	(20)	(30)	(45)	(58)
Total cash cost of sales	$1,035	$853	$2,014	$1,666
Ounces sold—consolidated basis (000s ounces)	1,734	1,970	3,560	3,883
Ounces sold- non-controlling interest (000s ounces)[1]	(44)	(55)	(87)	(105)
Ounces sold—equity basis (000s ounces)	1,690	1,915	3,473	3,778
Total cash costs per ounce[3]	$613	$445	$580	$441
[1]	Relates to interest in ABG held by outside shareholders.
[2]

In first quarter 2012, we amended the presentation of treatment and refinement charges incurred on concentrate sales in the consolidated financial statements. Previously, these charges were included in cost of sales and they are now deducted from revenues. We have amended this non-GAAP financial performance measure to reflect this change and therefore result in a measure that is consistent with prior periods.

[3]	Total cash costs per ounce may not calculate based on amounts presented in this table due to rounding.

BARRICK SECOND QUARTER 2012	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

Copper

($ millions, except per pound information in dollars)	For the three months ended June 30		For the six months ended June 30
	2012	2011	2012	2011
Cost of sales	$ 250	$ 140	$ 489	$ 242
Treatment and refinement charges[1]	21	8	45	8
Less: royalties	(8)	(2)	(12)	(3)
Less: non-routine charges	2	(20)	(10)	(22)
C1 cash cost of sales	$ 265	$ 126	$ 512	$ 225
Depreciation/amortization	63	26	118	45
Royalties	8	2	12	3
Non-routine charges	(2)	20	10	22
Exploration and evaluation	2	-	6	-
Administration costs	1	4	5	4
Other expense (income)	7	(6)	(1)	(10)
C3 fully allocated cost of sales	$ 344	$ 172	$ 662	$ 289
Pounds sold-consolidated basis (millions pounds)	116	82	234	162
C1 cash cost per pound[2]	$ 2.28	$ 1.54	$ 2.18	$ 1.39
C3 fully allocated cost per pound[2]	$ 2.97	$ 2.09	$ 2.82	$ 1.78

[1]

In first quarter 2012, we amended the presentation of treatment and refinement charges incurred on concentrate sales in the consolidated financial statements. Previously, these charges were included in cost of sales and they are now deducted from revenues. We have amended this non-GAAP financial performance measure to reflect this change and therefore result in a measure that is consistent with prior periods.

[2]	C1 cash cost per pound and C3 fully allocated costs per pound may not calculate based on amounts presented in this table due to rounding.

Net Cash Costs per ounce

($ millions, except per ounce/pound data in dollars)	For the three months ended June 30		For the six months ended June 30
	2012	2011	2012	2011
Ounces gold sold-equity basis (000s)	1,690	1,915	3,473	3,778
Total cash costs per ounce-equity basis	$ 613	$445	$ 580	$441
Revenues from copper sales	396	334	841	679
Treatment and refinement charges[1]	21	8	45	8
Realized non-hedge copper derivative (losses) gains	(18)	(8)	(37)	(11)
Net revenues from copper excluding realized non-hedge gains/losses from copper contracts	$ 399	$ 334	$ 849	$ 676
Copper C1 cash cost of sales	265	126	512	225
Copper credits	134	208	337	451
Copper credits per ounce[2]	79	109	97	119
Net cash costs per ounce	$ 534	$ 336	$ 483	$ 322

[1]

In first quarter 2012, we amended the presentation of treatment and refinement charges incurred on concentrate sales in the consolidated financial statements. Previously, these charges were included in cost of sales and they are now deducted from revenues. We have amended this non-GAAP financial performance measure to reflect this change and therefore result in a measure that is consistent with prior periods.

[2]	Copper credits per ounce for the three months ended June 30, 2012 may not calculate based on amounts presented in this table due to rounding.

BARRICK SECOND QUARTER 2012	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

EBITDA

Reconciliation of Net Earnings to EBITDA

($ millions, except per share amounts in dollars)	For the three months ended June 30		For the six months ended June 30
	2012	2011	2012	2011
Net earnings	$ 750	$ 1,159	$ 1,779	$ 2,160
Income tax expense	311	550	840	1,044
Finance costs	52	48	100	80
Finance income	(3)	(4)	(6)	(7)
Depreciation	404	337	798	641
EBITDA	$ 1,514	$ 2,090	$ 3,511	$ 3,918
Reported as:
Gold
North America	$ 915	$ 936	$ 1,891	$ 1,710
South America	264	526	777	909
Australia Pacific	321	359	695	731
African Barrick Gold	85	141	172	243
Copper	137	199	344	446
Capital Projects	(26)	(9)	(35)	(20)
Barrick Energy	16	27	37	50
Other	(198)	(89)	(370)	(151)
EBITDA	$ 1,514	$ 2,090	$ 3,511	$ 3,918

Realized Prices

Reconciliation of Sales to Realized Price per ounce/per pound

	For the three months ended June 30				For the six months ended June 30
($ millions, except per ounce/pound information in dollars)	Gold		Copper		Gold		Copper
	2012	2011	2012	2011	2012	2011	2012	2011
Sales	$ 2,816	$ 2,998	$ 396	$ 334	$ 5,938	$ 5,661	$ 841	$ 679
Sales applicable to non-controlling interests	(70)	(84)	-	-	(143)	(154)	-	-
Sales attributable to ore purchase agreement	(41)	(39)	-	-	(90)	(67)	-	-
Realized non-hedge gold/copper derivative (losses) gains	4	4	(18)	(8)	1	8	(37)	(11)
Treatment and refinement charges[1]	-	2	21	8	1	5	45	8
Export duties	8	17	-	-	25	32	-	-
Revenues-as adjusted	$ 2,717	$ 2,898	$ 399	$ 334	$ 5,732	$ 5,485	$ 849	$ 676
Ounces/pounds sold (000s ounces/millions pounds)	1,690	1,915	116	82	3,473	3,778	234	162
Realized gold/copper price per ounce/pound[2]	$ 1,608	$ 1,513	$ 3.45	$ 4.07	$ 1,651	$ 1,452	$ 3.62	$ 4.16
[1]

In first quarter 2012, we amended the presentation of treatment and refinement charges incurred on concentrate sales in the consolidated financial statements. Previously, these charges were included in cost of sales and they are now deducted from revenues. We have amended this non-GAAP financial performance measure to reflect this change and therefore result in a measure that is consistent with prior periods.

[2]	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK SECOND QUARTER 2012	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

Net Cash Margin

Reconciliation of net cash margin per ounce

	For the three months ended June 30				For the six months ended June 30
(Per ounce data in dollars)	Gold		Copper		Gold		Copper
	2012	2011	2012	2011	2012	2011	2012	2011
Realized gold/copper price per ounce/pound	$ 1,608	$ 1,513	$ 3.45	$ 4.07	$ 1,651	$ 1,452	$ 3.62	$ 4.16
Total cash costs per ounce	613	445			580	441
C1 cash costs per pound			2.28	1.54			2.18	1.39
Total cash margin per ounce/per pound	$ 995	$ 1,068	$ 1.17	$ 2.53	$ 1,071	$ 1,011	$ 1.44	$ 2.77
Copper credit per ounce[1]	79	109			97	119
Net cash margin per ounce	$ 1,074	$ 1,177			$ 1,168	$ 1,130

1	Copper credit per ounce is calculated as the margin from copper sales divided by gold ounces sold. Refer to the calculation in the net cash costs reconciliation on page 46.

Adjusted Debt and Net Debt

Adjusted Debt and Net Debt Summary

($ millions)	As at June 30, 2012	As at December 31, 2011
Debt per financial statements	$ 13,923	$ 13,369
Fair value and other adjustments[1]	120	65
Pueblo Viejo financing –partner’s share[2]	(376)	(376)
Adjusted debt	$ 13,667	$ 13,058
Cash and equivalents	(2,330)	(2,745)
Cash and equivalents –partner’s share at Pueblo Viejo[2]	17	7
Net debt	$ 11,354	$ 10,320

[1]	Other adjustment primarily related to issue costs which have been netted against the debt.
[2]	We consolidate 100% of Pueblo Viejo in our financial statements; however we have guaranteed only our 60% share of the $940 million financing received to this point.

Therefore, we have removed our partner’s share of both the financing and cash and equivalents to ensure comparability.

BARRICK SECOND QUARTER 2012	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Statements of Income

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Revenue (notes 4 and 5)	$3,278	$3,416	$6,922	$6,503
Costs and expenses
Cost of sales (notes 4 and 6)	1,830	1,486	3,600	2,840
Corporate administration	41	38	89	80
Exploration and evaluation (note 7)	102	89	198	154
Other expense (note 9A)	144	127	219	256
Impairment charges (note 9B)	28	4	122	4
	2,145	1,744	4,228	3,334
Other income (note 9C)	17	91	39	162
Income (loss) from equity investees (note 13)	(2)	4	(6)	5
Gain (loss) on non-hedge derivatives (note 17D)	(34)	7	-	(24)
Income before finance items and income taxes	1,114	1,774	2,727	3,312
Finance items (note 10)
Finance income	3	4	6	7
Finance costs	(52)	(48)	(100)	(80)
Income before income taxes	1,065	1,730	2,633	3,239
Income tax expense (note 11)	(311)	(550)	(840)	(1,044)
Net income	$754	$1,180	$1,793	$2,195
Attributable to:
Equity holders of Barrick Gold Corporation	$750	$1,159	$1,779	$2,160
Non-controlling interests (note 21)	$4	$21	$14	$35

Earnings per share data attributable to the equity holders of Barrick Gold Corporation (note 8)
Net income
Basic	$0.75	$1.16	$1.78	$2.16
Diluted	$0.75	$1.16	$1.78	$2.16

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2012	49	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Net income	$754	$1,180	$1,793	$2,195

Other comprehensive income (loss), net of taxes
Unrealized gains (losses) on available-for-sale (“AFS”) financial securities, net of tax $4, $1, $3, $3	(38)	(5)	(37)	5
Realized (gains) losses and impairments on AFS financial securities, net of tax $3, $5, $2, $5	27	(44)	28	(44)
Unrealized gains (losses) on derivatives designated as cash flow hedges, net of tax $1, $18, $2, $13	73	185	59	327
Realized (gains) on derivatives designated as cash flow hedges, net of tax $17, $30, $45, $46	(78)	(103)	(159)	(176)
Currency translation adjustments, net of tax $nil, $nil, $nil, $nil	(13)	5	1	33
Total other comprehensive income (loss)	(29)	38	(108)	145
Total comprehensive income	$725	$1,218	$1,685	$2,340
Attributable to:

Equity holders of Barrick Gold Corporation	$721	$1,197	$1,671	$2,305

Non-controlling interests	$4	$21	$14	$35

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2012	50	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Cash Flow

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
OPERATING ACTIVITIES
Net income	$754	$1,180	$1,793	$2,195
Adjusted for the following items:
Depreciation	404	337	798	641
Impairment charges (note 9B)	28	4	122	4
Income tax expense (note 11)	311	550	840	1,044
Increase in inventory	(254)	(200)	(466)	(256)
(Gain) loss on non-hedge derivatives	34	(7)	–	24
(Gain) on sale of long-lived assets/investments	(10)	(86)	(20)	(156)
Other (note 12A)	148	(261)	2	(232)
Operating cash flows before interest and income taxes	1,415	1,517	3,069	3,264
Gross interest paid	(46)	(31)	(67)	(51)
Income taxes paid	(606)	(736)	(967)	(1,024)
Net cash provided by operating activities	763	750	2,035	2,189
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 4)	(1,582)	(1,068)	(2,897)	(2,139)
Sales proceeds	9	3	9	33
Acquisitions (note 3)	(15)	(7,315)	(15)	(7,340)
Investments
Purchases	–	(2)	–	(9)
Sales	130	51	167	71
Other investing activities (note 12B)	(105)	(123)	(160)	(137)
Net cash used in investing activities	(1,563)	(8,454)	(2,896)	(9,521)
FINANCING ACTIVITIES
Proceeds on exercise of stock options	1	10	5	31
Long-term debt
Proceeds	2,000	6,500	2,000	6,659
Repayments	(1,439)	(347)	(1,446)	(349)
Dividends	(200)	(120)	(350)	(240)
Funding from non-controlling interests	118	122	258	179
Other financing activities (note 12C)	(11)	(50)	(25)	(65)
Net cash provided by (used in) financing activities	469	6,115	442	6,215
Effect of exchange rate changes on cash and equivalents	(4)	9	4	12
Net increase (decrease) in cash and equivalents	(335)	(1,580)	(415)	(1,105)
Cash and equivalents at beginning of period (note 17A)	2,665	4,443	2,745	3,968
Cash and equivalents at end of period (note 17A)	$2,330	$2,863	$2,330	$2,863

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2012	51	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	As at June 30,	As at December 31,
	2012	2011
ASSETS
Current assets
Cash and equivalents (note 17A)	$2,330	$2,745
Accounts receivable	406	426
Inventories (note 14)	2,664	2,498
Other current assets	960	876
Total current assets	6,360	6,545
Non-current assets
Equity in investees (note 13)	247	440
Other investments	81	161
Property, plant and equipment (note 15)	31,173	28,979
Goodwill (note 16)	9,626	9,626
Intangible assets	592	569
Deferred income tax assets	383	409
Non-current portion of inventory (note 14)	1,428	1,153
Other assets	1,114	1,002
Total assets	$51,004	$48,884
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	2,201	2,083
Debt (note 17B)	1,295	196
Current income tax liabilities	88	306
Other current liabilities	295	326
Total current liabilities	3,879	2,911
Non-current liabilities
Debt (note 17B)	12,628	13,173
Provisions (note 19)	2,419	2,326
Deferred income tax liabilities	4,242	4,231
Other liabilities (note 18)	691	689
Total liabilities	23,859	23,330
Equity
Capital stock (note 20)	17,907	17,892
Retained earnings	5,991	4,562
Accumulated other comprehensive income	487	595
Other	314	314
Total equity attributable to Barrick Gold Corporation shareholders	24,699	23,363
Non-controlling interests (note 21)	2,446	2,191
Total equity	27,145	25,554
Contingencies and commitments (notes 15 and 22)
Total liabilities and equity	$51,004	$48,884

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2012	52	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company
(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained earnings	Accumulated other comprehensive income	Other[1]	Total equity attributable to shareholders	Non-controlling interests	Total equity
At January 1, 2012	1,000,423	$ 17,892	$ 4,562	$ 595	$ 314	$ 23,363	$ 2,191	$ 25,554
Net income	-	-	1,779	-	-	1,779	14	1,793
Total other comprehensive income (loss)	-	-	-	(108)	-	(108)	-	(108)
Total comprehensive income	-	-	1,779	(108)	-	1,671	14	1,685
Transactions with owners
Dividends	-	-	(350)	-	-	(350)	-	(350)
Issued on exercise of stock options	168	5	-	-	-	5	-	5
Recognition of stock option expense	-	10	-	-	-	10	-	10
Funding from non-controlling interests	-	-	-	-	-	-	258	258
Other decrease in non-controlling interests	-	-	-	-	-	-	(17)	(17)
Total transactions with owners	168	15	(350)	-	-	(335)	241	(94)
At June 30, 2012	1,000,591	$ 17,907	$ 5,991	$ 487	$ 314	$ 24,699	$ 2,446	$ 27,145

At January 1, 2011	998,500	$ 17,820	$ 609	$ 729	$ 314	$ 19,472	$ 1,745	$ 21,217
Net income	-	-	2,160	-	-	2,160	35	2,195
Total other comprehensive income	-	-	-	145	-	145	-	145
Total comprehensive income	-	-	2,160	145	-	2,305	35	2,340
Transactions with owners
Dividends	-	-	(240)	-	-	(240)	-	(240)
Issued on exercise of stock options	938	31	-	-	-	31	-	31
Recognition of stock option expense	-	10	-	-	-	10	-	10
Funding from non-controlling interests	-	-	-	-	-	-	179	179
Other increase in non-controlling interests	-	-	-	-	-	-	(4)	(4)
Total transactions with owners	938	41	(240)	-	-	(199)	175	(24)
At June 30, 2011	999,438	$ 17,861	$ 2,529	$ 874	$ 314	$ 21,578	$ 1,955	$ 23,533

[1]

Includes additional paid-in capital as at June 30, 2012: $276 million (December 31, 2011: $276 million; June 30, 2011: $276 million) and convertible borrowings—equity component as at June 30, 2012: $38 million (December 31, 2011: $38 million; June 30, 2011: $38 million).

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2012	53	FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, A$, ZAR, CLP, PGK, TZS, JPY, ARS, GBP, EUR and ZMK are to Canadian dollars, Australian dollars, South African rand, Chilean pesos, Papua New Guinea kina, Tanzanian schillings, Japanese yen, Argentinean pesos, British Pound sterling, Euros and Zambian kwacha, respectively.

1 > CORPORATE INFORMATION

Barrick Gold Corporation (“Barrick” or the “Company”) is a corporation governed by the Business Corporation Act (Ontario). The Company’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We also hold interests in oil and gas properties located in Canada. Our producing gold mines are concentrated in three regional business units (“RBU”): North America, South America, and Australia Pacific. We also hold a 73.9% equity interest in African Barrick Gold plc (“ABG”), a company listed on the London Stock Exchange that owns gold mines and exploration properties in Africa. Our Copper business unit contains producing copper mines located in Chile and Zambia and a mine under construction located in Saudi Arabia. We sell our gold and copper production into the world market.

2 > SIGNIFICANT ACCOUNTING POLICIES

A)	Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These interim financial statements should be read in conjunction with Barrick’s most recently issued Annual Report which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 2 of the consolidated financial statements for the year ended December 31, 2011, and have been consistently applied in the preparation of these interim financial statements. These interim financial statements were authorized for issuance by the Board of Directors on July 25, 2012.

Certain comparatives have been restated to conform to current presentation.

B)	New Accounting Standards

IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in Other Comprehensive Income (“OCI”), and guidance on financial liabilities and derecognition of financial instruments. In December 2011, the IASB issued an amendment that adjusted the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015. We are currently assessing the impact of adopting IFRS 9 on our consolidated financial statements, including the possibility of early adoption.

IFRS 10 Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation –Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power and variable returns before control is present. IFRS 10 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 10 on our consolidated financial statements.

IFRS 11 Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 31, Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. Focus is on the rights and obligations of the parties involved to reflect the joint

BARRICK SECOND QUARTER 2012	54	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

arrangement, thereby requiring parties to recognize the individual assets and liabilities to which they have rights or for which they are responsible, even if the joint arrangement operates in a separate legal entity. IFRS 11 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 11 on our consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements and associates including the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). IFRS 12 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 12 on our consolidated financial statements.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. IFRS 13 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 13 on our consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

In October 2011, the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine. IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue to the entity from the stripping activity: useable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRIC 20 on our consolidated financial statements.

C)	Significant Changes in Estimates

Gold and Copper Mineral Reserves

At the end of each fiscal year, as part of our annual business cycle, we prepare estimates of the proven and probable reserves and the portion of resources expected to be extracted economically for each mineral property. We prospectively revise calculations of depreciation of property, plant and equipment and also transfer amounts allocated to non-depreciable mining interest to mining interest subject to depreciation based on the ounces/pounds that have become probable of being economically extracted. The effect of changes in the proven and probable reserves and the portion of resources expected to be extracted economically on depreciation expense for the three months ended June 30, 2012 was a decrease of $14 million (2011: $32 million decrease) and for the six months ended June 30, 2012 was a decrease of $24 million (2011: $53 million decrease). The effect of transfers to mining interest subject to depreciation on depreciation expense for the three months ended June 30, 2012 was an increase of $3 million (2011: $nil) and for the six months ended June 30, 2012 was an increase of $6 million (2011: $nil).

Provision for Environmental Rehabilitation (“PER”)

Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates. During the second quarter of 2012 we recorded $113 million (2011: $19 million) in discount rate adjustments to the PER at our minesites.

3 > ACQUISITIONS AND DIVESTITURES

	For the three months ended June 30		For the six months ended June 30
	2012	2011	2012	2011
Cash paid on acquisition
Equinox	$-	$7,213	$-	$7,213
Oil and Gas acquisitions	-	185	-	210
Other	15	-	15	-
	15	7,398	15	7,423
Less: cash acquired	-	(83)	-	(83)
	$15	$7,315	$15	$7,340
Cash proceeds on divesture
Highland Gold	$122	$-	$122	$-
Sedibelo	-	-	-	44
	$122	$-	$122	$44

BARRICK SECOND QUARTER 2012	55	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

A)	Disposition of our 20.4% interest in Highland Gold

On April 26, 2012, we completed the sale of our 20.4% investment in Highland Gold for net proceeds of $122 million. As a result of the sale of this non-core holding, we recognized an impairment loss of $86 million for the six month period ended June 30, 2012 representing the difference between the net proceeds and our carrying value.

B)	Acquisition of Equinox Minerals Limited

On June 1, 2011, we acquired 83% of the recorded voting shares of Equinox Minerals Limited (“Equinox”), thus obtaining control. Throughout June we obtained a further 13% of the voting shares and obtained the final 4% on July 19, 2011. Total cash consideration paid in second quarter 2011 was $7,213 billion. As at June 30, 2011, a liability for $268 million had been recorded for the final 4% interest that was obtained in July, 2011. We have determined that this transaction represents a business combination with Barrick identified as the acquirer. We began consolidating the operating results, cash flows and net assets of Equinox from June 1, 2011.

C)	Oil and Gas acquisitions

For the six month period ended June 30, 2011, our oil and gas subsidiary Barrick Energy completed two acquisitions. On January 14, 2011, Barrick Energy acquired a 50% interest in the Valhalla North property from Penn West (“Valhalla North”), for approximately $25 million. On June 30, 2011, Barrick Energy acquired all of the outstanding shares of Venturion Natural Resources Limited (“Venturion”), a privately held corporation, for approximately $185 million.

These acquisitions were made to acquire additional producing assets, proved and probable reserves, as well as facilities to allow us to grow and expand our energy business. We have determined that these transactions represent business combinations, with Barrick Energy identified as the acquirer. Barrick Energy began consolidating the operating results, cash flows, and net assets of Valhalla North and Venturion from January 14, 2011 and June 30, 2011 respectively.

D)	Disposition of 10% Interest in Sedibelo

On March 23, 2011, we disposed of our 10% interest in the Sedibelo platinum project (“Sedibelo”) with a carrying amount of $nil, to the Bakgatla-Ba-Kgafela Tribe (“BBK”), owner of the remaining 90% interest in Sedibelo; and transferred certain long lead items and associated liabilities with carrying amounts of $nil and $23 million respectively, to Newshelf 1101 (Proprietary) Limited for consideration of $44 million. We also settled various outstanding matters between Barrick and the BBK regarding Sedibelo and their respective interests. We recorded a pre-tax gain of $67 million upon the closing of this transaction.

BARRICK SECOND QUARTER 2012	56	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

4 > SEGMENT INFORMATION

Barrick’s business is organized into seven primary business units: four regional gold businesses, a global copper business, an oil and gas business, and a capital projects business. Barrick’s Chief Operating Decision Maker reviews the operating results, assesses performance and makes capital allocation decisions at a business unit level. Therefore, these business units are operating segments for financial reporting purposes.

Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Income tax, corporate administration, finance income and costs, impairment charges and reversals, investment write-downs and gains/losses on non-hedge derivatives are managed on a consolidated basis and are therefore not reflected in segment income.

Consolidated Statement of Income Information

		Cost of Sales
For the three months ended June 30, 2012	Revenue	Direct mining & royalties	Depreciation	Exploration & evaluation	Operating segment administration	Other expenses (income	)[1]	Segment income (loss	)[2]
Gold
North America	$ 1,406	$ 452	$ 159	$ 16	$ 13	$ 15		$ 751
South America	411	127	40	3	6	14		221
Australia Pacific	764	418	73	11	11	6		245
ABG	267	165	37	4	10	4		47
Copper	396	250	63	2	1	7		73
Capital Projects[3]	-	-	1	7	2	19		(29)
Barrick Energy	34	14	26	-	3	1		(10)
	$ 3,278	$ 1,426	$ 399	$ 43	$ 46	$ 66		$ 1,298

Consolidated Statement of Income Information

		Cost of Sales
For the three months ended June 30, 2011	Revenue	Direct mining & royalties	Depreciation	Exploration & evaluation	Operating segment administration	Other expenses (income	)[1]	Segment income (loss	)[2]
Gold
North America	$ 1,335	$ 364	$ 130	$ 8	$ 11	$ 22		$ 800
South America	702	186	58	2	9	(18)		465
Australia Pacific	692	306	64	13	11	7		291
ABG	310	142	33	9	8	11		107
Copper	336	140	26	-	4	(6)		172
Capital Projects[3]	-	-	-	12	-	(1)		(11)
Barrick Energy	41	11	19	-	3	1		7
	$ 3,416	$ 1,149	$ 330	$ 44	$ 46	$ 16		$ 1,831

BARRICK SECOND QUARTER 2012	57	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statement of Income Information

		Cost of Sales
For the six months ended June 30, 2012	Revenue	Direct mining & royalties	Depreciation	Exploration & evaluation	Operating segment administration	Other expenses (income)	[1]	Segment income (loss) [2]
Gold
North America	$ 2,810	$ 863	$ 286	$ 22	$ 29	$ 14		$ 1,596
South America	1,129	316	112	4	11	26		660
Australia Pacific	1,533	788	147	23	24	9		542
ABG	533	315	72	11	25	12		98
Copper	841	489	118	6	5	(1)		224
Capital Projects[3]	-	-	1	19	2	16		(38)
Barrick Energy	76	31	52	-	5	3		(15)
	$ 6,922	$ 2,802	$ 788	$ 85	$ 101	$ 79		$ 3,067
Consolidated Statement of Income Information

		Cost of Sales
For the six months ended June 30, 2011	Revenue	Direct mining & royalties	Depreciation	Exploration & evaluation	Operating segment administration	Other expenses (income)	[1]	Segment income (loss)[2]
Gold
North America	$ 2,514	$ 705	$ 247	$ 17	$ 18	$ 73		$ 1,454
South America	1,247	330	100	2	18	(8)		805
Australia Pacific	1,408	625	130	26	24	8		595
ABG	573	276	65	16	21	18		177
Copper	681	242	45	-	4	(10)		400
Capital Projects[3]	-	-	-	21	-	2		(23)
Barrick Energy	80	21	40	-	5	5		9
	$ 6,503	$ 2,199	$ 627	$ 82	$ 90	$ 88		$ 3,417

[1]

Other expenses include accretion expense. For the three months ended June 30, 2012, accretion expense was $17 million (2011: $17 million) and for the six months ended June 30, 2012, accretion expense was $30 million (2011: $24 million).

[2]

We manage the performance of our business units using a measure of income before interest and taxes; consequently, interest income, interest expense and income taxes are not allocated to our regional business units and therefore, not reflected in segment income (loss).

[3]

The Capital Projects segment relates to our interests in our significant gold projects under construction. Segment income (loss) for the Capital Projects segment includes exploration and evaluation expense and losses from equity investees that hold capital projects.

BARRICK FIRST QUARTER 2012	58	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Reconciliation of Segment Income to Income (Loss) from Continuing Operations Before Income Taxes
	For the three months ended June 30		For the six months ended June 30
	2012	2011	2012	2011
Segment income	$1,298	$1,831	$3,067	$3,417
Depreciation of corporate assets	(5)	(7)	(10)	(14)
Global exploration and evaluation costs	(61)	(48)	(119)	(78)
Corporate administration	(41)	(38)	(89)	(80)
Other income (expenses)	(32)	9	(30)	60
Impairment charges	(28)	(4)	(122)	(4)
Finance income	3	4	6	7
Finance costs (excludes accretion)	(35)	(31)	(70)	(56)
Gain (loss) on non-hedge derivatives	(34)	7	-	(24)
Gain from equity investees not attributable to segments	-	7	-	11
Income before income taxes	$1,065	$1,730	$2,633	$3,239

Asset Information

Segment capital expenditures[1]	For the three months ended June 30		For the six months ended June 30
	2012	2011	2012	2011
Gold
North America	$330	$260	$542	$498
South America	83	77	155	123
Australia Pacific	130	103	238	207
ABG	75	72	128	125
Copper	217	46	365	52
Capital Projects	910	635	1,494	1,230
Barrick Energy	17	26	72	62
Segment total	1,762	1,219	2,994	2,297
Other items not allocated to segments	4	5	18	12
Enterprise total	$1,766	$1,224	$3,012	$2,309

[1]

Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statement of Cash Flow are presented on a cash basis. For the three months ended June 30, 2012, cash expenditures were $1,582 million (2011: $1,068 million) and the increase in accrued expenditures was $184 million (2011: $156 million increase). For the six months ended June 30, 2012, cash expenditures were $2,897 million (2011: $2,139 million) and the increase in accrued expenditures was $115 million (2011: $170 million increase).

5 > REVENUE
	For the three months ended June 30		For the six months ended June 30
	2012	2011	2012	2011
Gold bullion sales[1]
Spot market sales	$2,724	$2,882	$5,762	$5,443
Concentrate sales[2]	92	116	176	218
	2,816	2,998	5,938	5,661
Copper sales[1]
Copper cathode sales	273	265	575	580
Concentrate sales[2]	123	69	266	99
	396	334	841	679
Oil and gas sales	34	41	76	80
Other metal sales	32	43	67	83
Total	$3,278	$3,416	$6,922	$6,503

[1]	Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see note 17C).
[2]

Concentrate revenues are presented net of treatment charges and refinement charges incurred on the sale of concentrates. For the three months ended June 30, 2012, treatment charges and refinement charges for gold were $nil (2011: $2 million) and for copper was $21 million (2011: $8 million). For the six months ended June 30, 2012, treatment charges and refinement charges for gold were $1 million (2011: $5 million) and for copper was $45 million (2011: $8 million).

Revenue

In first quarter 2012, we began reclassifying our treatment and refinement charges incurred on the sale of concentrates from cost of sales and began offsetting them against revenue. This change does not have any impact on our net income or net assets. We have restated prior period results to conform to the current presentation.

BARRICK SECOND QUARTER 2012	59	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Provisional Copper and Gold Sales

We have provisionally priced sales for which price finalization, referenced to the relevant copper and gold index, is outstanding at the balance sheet date. Our exposure at June 30, 2012 to the impact of movements in market commodity prices for provisionally priced sales is set out in the following table:

	Volumes subject to final pricing		Impact on net income before taxation of 10% movement in market price US$M
For the six months ended June 30	2012	2011	2012	2011
Copper pounds (millions)	50	33	$18	$14
Gold ounces (000’s)	34	49	5	7

For the three months ended June 30, 2012, our provisionally priced copper sales included provisional pricing losses of $19 million (2011: $2 million gain) and our provisionally priced gold sales included provisional pricing losses of $2 million (2011: $4 million gain). For the six months ended June 30, 2012, our provisionally priced copper sales included provisional pricing gains of $3 million (2011: $3 million loss) and our provisionally priced gold sales included provisional pricing losses of $1 million (2011: $4 million gain).

At June 30, 2012, our provisionally priced copper and gold sales subject to final settlement were recorded at average prices of $3.49/lb (2011: $4.22/lb) and $1,596/oz (2011: $1,529/oz) respectively. The sensitivities in the above tables have been determined as the impact of a 10 percent change in commodity prices, while holding all other variables constant.

6 > COST OF SALES

	For the three months ended June 30		For the six months ended June 30
	2012	2011	2012	2011
Direct mining cost1, [2]	$1,347	$1,073	$2,644	$2,051
Depreciation	404	337	798	641
Royalty expense	79	76	158	148
	$1,830	$1,486	$3,600	$2,840

[1]

Direct mining cost includes charges to reduce the cost of inventory to net realizable value as follows: $11 million for the three months ended June 30, 2012 (2011: $nil) and $25 million for the six months ending June 30, 2012 (2011: $1 million).

[2]	Direct mining cost includes the costs of extracting co-products.

7 > EXPLORATION AND EVALUATION

	For the three months ended June 30		For the six months ended June 30
	2012	2011	2012	2011
Exploration:
Minesite exploration	$16	$20	$31	$41
Global programs	50	36	94	57
	66	56	125	98
Evaluation costs	36	33	73	56
Exploration and evaluation expense[1]	$102	$89	$198	$154

[1]	Approximates the impact on operating cash flow

BARRICK FIRST QUARTER 2012	60	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

8 > EARNINGS PER SHARE

	For the three months ended June 30				For the six months ended June 30
	2012		2011		2012		2011
$ millions, except shares in millions and per share amounts in dollars	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net Income	$754	$754	$1,180	$1,180	$1,793	$1,793	$2,195	$2,195
Net income attributable to non-controlling interests	(4)	(4)	(21)	(21)	(14)	(14)	(35)	(35)
Net income attributable to equity holders of Barrick Gold Corporation	$750	$750	$1,159	$1,159	$1,779	$1,779	$2,160	$2,160
Weighted average shares outstanding	1,000	1,000	999	999	1,000	1,000	999	999
Effect of dilutive securities - stock options	-	1	-	2	-	1	-	2
	1,000	1,001	999	1,001	1,000	1,001	999	1,001
Earnings per share data attributable to the equity holders of Barrick Gold Corporation
Net income	$0.75	$0.75	$1.16	$1.16	$1.78	$1.78	$2.16	$2.16

9 > OTHER CHARGES

A Other Expense

	For the three months ended June 30		For the six months ended June 30
	2012	2011	2012	2011
Operating segment administration[1]	$46	$46	$101	$90
Corporate social responsibility	21	9	38	18
Changes in estimate of rehabilitation costs at closed mines	15	5	16	10
World Gold Council fees	5	2	7	5
Currency translation losses[2]	19	-	-	-
Severance and other restructuring costs	17	-	17	-
Contingent purchase consideration[3]	-	-	-	39
Equinox acquisition costs	-	37	-	37
Other expensed items	21	28	40	57
Total	$144	$127	$219	$256

[1]	Relates to costs incurred at business unit offices.
[2]	Amounts attributable to currency translation losses on working capital.
[3]	Amount relates to the re-measurement of a liability for contingent consideration for the acquisition of the additional 40% of the Cortez property in 2008.

B Impairment Charges

	For the three months ended June 30		For the six months ended June 30
	2012	2011	2012	2011
Impairment of long-lived assets	$-	$4	$-	$4
Impairment (reversal) of other investments[1]	(1)	-	86	-
Impairment of available for sale investments	29	-	36	-
Total	$28	$4	$122	$4

[1]	Relates to impairment of Highland Gold Mining Limited upon reclassification from equity investees into other investments. Refer to note 3A for further details.

C Other Income

	For the three months ended June 30		For the six months ended June 30
	2012	2011	2012	2011
Gain on sale of long-lived assets/ investments[1]	$10	$86	$20	$156
Currency translation gains[2]	-	4	-	1
Other	7	1	19	5
Total	$17	$91	$39	$162

[1]	Primarily relates to the gain on sale of our investments. 2011 gain relates to the disposition of our 10% interest in Sedibelo in first quarter 2011.
[2]	Amounts attributable to currency translation gains on working capital.

BARRICK SECOND QUARTER 2012	61	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

10> FINANCE INCOME AND FINANCE COSTS

a) Finance Income

	For the three months ended June 30		For the six months ended June 30
	2012	2011	2012	2011
Interest income	$3	$4	$6	$7
Total	$3	$4	$6	$7

b) Finance Costs

	For the three months ended June 30		For the six months ended June 30
	2012	2011	2012	2011
Interest	$178	$118	$335	$228
Amortization of debt issue costs	1	2	4	4
(Gain) losses on interest rate hedges	(1)	-	(1)	1
Interest capitalized[1]	(143)	(89)	(268)	(177)
Accretion	17	17	30	24
Total	$52	$48	$100	$80

[1]

Interest has been capitalized at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalization rate representing the average interest rate on such borrowings. For the three months ended June 30, 2012, the general capitalization rate was 1.3% (2011:1.3%) and for the six months ended June 30, 2012, the general capitalization rate was 2.6% (2011: 2.9%).

11 > INCOME TAX EXPENSE

	For the three months ended June 30		For the six months ended June 30
	2012	2011	2012	2011
Current	$305	$470	$755	$903
Deferred	6	80	85	141
	$311	$550	$840	$1,044
Actual effective tax rate	29.2%	31.8%	31.9%	32.2%
Impact of:
Net currency translation gains on deferred tax balances	(0.2%)	1.4%	0.3%	1.0%
Canada tax rate change	1.0%	-	0.4%	-
Foreign income tax assessment	1.6%	-	0.6%	-
Impairment charges and non-hedge derivatives	0.4%	-	(1.2%)	-
Dividend withholding tax	-	(0.7%)	-	(0.3%)
Australian functional currency election	-	-	-	0.1%
Estimated effective tax rate on ordinary income	32.0%	32.5%	32.0%	33.0%

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Papua New Guinea and Argentinean net deferred tax liabilities. These translation gains/losses are included within deferred income tax expense/recovery.

Canada Tax Rate Change

In second quarter 2012, a tax rate change was enacted in the province of Ontario, Canada, resulting in a deferred tax recovery of $11 million.

Foreign Income Tax Assessment

In second quarter 2012, a foreign income tax assessment was received which resulted in a current tax recovery of $17 million.

Dividend Withholding Tax

In second quarter 2011, we recorded a $12 million dollar dividend withholding tax expense in respect of funds available from a foreign subsidiary.

BARRICK SECOND QUARTER 2012	62	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Australian Functional Currency Election

In first quarter 2011, we filed an election in Australia to prepare certain of our Australian tax returns using US dollar functional currency effective January 1, 2011. This election resulted in a one-time benefit of $4 million. Going forward, all material Australian tax returns will now be filed using a US dollar functional currency.

12 > CASH FLOW – OTHER ITEMS

A Operating Cash Flows – Other Items	For the three months ended June 30		For the six months ended June 30
	2012	2011	2012	2011
Adjustments for non-cash income statement items:
Currency translation (gains) losses (note 9C)	$19	$(4)	$-	$(1)
Amortization of debt issue costs	1	2	4	4
RSU expense	4	6	15	12
Stock option expense	7	6	10	10
(Gain) loss from investment in associates and jointly controlled entities (JCEs) (note 13)	2	(4)	6	(5)
Change in estimate of rehabilitation provisions at closed mines	15	5	16	10
Inventory impairment charges (reversals) (note 14)	11	-	25	1
Accretion	17	17	30	24
Cash flow arising from changes in:
Derivative assets and liabilities	(18)	(139)	15	(126)
Other current assets	12	14	12	12
Value added tax recoverable	29	(2)	5	(17)
Accounts receivable	30	(58)	20	(6)
Other current liabilities	17	(44)	17	(45)
Prepaid assets	(139)	(18)	(190)	(66)
Accounts payable and accrued liabilities	122	(7)	86	(35)
Other assets and liabilities	30	(26)	4	14
Contingent consideration related to the acquisition of the additional 40% of the Cortez property	-	-	(50)	-
Settlement of rehabilitation obligations	(11)	(9)	(23)	(18)
Other net operating activities	$148	$(261)	$2	$(232)

B Investing Cash Flows – Other Items	For the three months ended June 30		For the six months ended June 30
	2012	2011	2012	2011
Funding of investments in associates and JCEs (note 13)	$(15)	$(13)	$(22)	$(23)
Other	(90)	(110)	(138)	(114)
Other net investing activities	$(105)	$(123)	$(160)	$(137)

C Financing Cash Flows – Other Items	For the three months ended June 30		For the six months ended June 30
	2012	2011	2012	2011
Financing fees on long-term debt	$(15)	$(44)	$(22)	$(59)
Other	4	(6)	(3)	(6)
Other net financing activities	$(11)	$(50)	$(25)	$(65)

BARRICK SECOND QUARTER 2012	63	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

13 > EQUITY IN INVESTEES

Equity Accounting Method Investment Continuity

	Highland Gold[1]	Reko Diq[2]	Donlin Gold	Kabanga	Total
At January 1, 2012	$ 209	$ 121	$ 99	$ 11	$ 440
Equity pick-up (loss) from equity investees	-	(5)	(1)	-	(6)
Funds invested	-	6	11	5	22
Transfer to other investments	(209)	-	-	-	(209)
At June 30, 2012	$ -	$ 122	$ 109	$ 16	$ 247
Publicly traded	Yes	No	No	No

[1]	Refer to note 3A for further details.
[2]	Refer to note 22 for further details.

14 > INVENTORIES

	Gold		Copper
	At June 30, 2012	At December 31, 2011	At June 30, 2012	At December 31, 2011
Raw materials
Ore in stockpiles	$ 1,690	$ 1,401	$ 212	$ 189
Ore on leach pads	330	335	274	247
Mine operating supplies	842	757	131	128
Work in process	359	371	6	6
Finished products
Gold doré	148	111	-	-
Copper cathode	-	-	11	14
Copper concentrate	-	-	84	89
Gold concentrate	5	3	-	-
	3,374	2,978	718	673
Non-current ore in stockpiles[1]	(1,259)	(980)	(169)	(173)
	$ 2,115	$ 1,998	$ 549	$ 500

[1]	Ore that we do not expect to process in the next 12 months is classified as long-term.

	For the three months ended June 30		For the six months ended June 30
	2012	2011	2012	2011
Inventoryimpairment charges	$ 11	$ -	$ 25	$ 1

Purchase Commitments

At June 30, 2012, we had purchase obligations for supplies and consumables of $1,937 million.

BARRICK SECOND QUARTER 2012	64	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

15 > PROPERTY, PLANT, AND EQUIPMENT

	As at June 30, 2012	As at December 31, 2011
Depreciable assets	$15,041	$14,706

Non-depreciable assets
Capital projects
Pascua-Lama	4,739	3,749
Pueblo Viejo[1]	4,095	3,554
Cerro Casale[1]	1,786	1,732
Jabal Sayid	1,731	1,605
Construction-in-progress	1,495	1,314
Acquired mineral resources and exploration potential	2,209	2,278
Other	77	41
	$31,173	$28,979

1	Amounts are presented on a 100% basis and include our partner’s non-controlling interest.

Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had capital commitments of $1,704 million at June 30, 2012.

16 > GOODWILL

	As at June 30, 2012	As at December 31, 2011
Gold
North America	$2,376	$2,376
South America	441	441
Australia Pacific	1,480	1,480
ABG	179	179
Gold carrying amount	$4,476	$4,476
Copper	4,249	4,249
Capital Projects	809	809
Barrick Energy	92	92
Total carrying amount	$9,626	$9,626

We do not have any goodwill that is deductible for income tax purposes.

17 > FINANCIAL INSTRUMENTS

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument.

A Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money market funds with original maturities of less than 90 days.

B Debt

Credit Facility

We have a credit and guarantee agreement (the “Credit Facility”) with certain lenders, which requires such lenders to make available to us a credit facility of up to $1.5 billion or the equivalent amount in Canadian dollars. $50 million matured in the second quarter of 2012 and an additional $250 million was repaid during the second quarter of 2012. The remaining $1.2 billion matures in April 2013.

Equinox Acquisition Financing

In May 2011, we entered into a credit and guarantee agreement (the “Equinox Credit Facility”) with certain lenders, which required such lenders to make available to us a credit facility of $2 billion or the equivalent amount in Canadian dollars.

In order to finance a portion of the Equinox acquisition, including the payment of related fees and expenses, we drew $1.5 billion on the Credit Facility in May 2011 and $1.0 billion on the Equinox Credit Facility in June 2011.

In June 2011, Barrick, and our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”), issued an aggregate of $4.0 billion in debt securities. The net proceeds from this offering were used in June 2011 to finance a portion of the acquisition of Equinox, including the payment of related fees and expenses.

Refinancing of Equinox Credit Facility

In January 2012, we finalized a credit and guarantee agreement (the “2012 Credit Facility”) with certain lenders, which requires such lenders to make available to us a credit facility of $4 billion or the equivalent amount of Canadian dollars. The credit facility, which is unsecured, has an interest rate of LIBOR plus 1.00% on drawn amounts, and a commitment rate of 0.15% on undrawn amounts. The $4 billion facility matures in 2017. Coincident with becoming effective, we drew $1 billion on the 2012 Credit Facility, paid down the $1 billion outstanding under the Equinox Credit Facility and then terminated the Equinox Credit Facility.

BARRICK SECOND QUARTER 2012	65	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Pueblo Viejo Project Financing Agreement

In April 2010, Barrick and Goldcorp finalized terms for $1.035 billion (100% basis) in non-recourse project financing for Pueblo Viejo. The amount is divided into three tranches of $400 million, $375 million and $260 million with tenors of 15, 15 and 12 years, respectively. We have drawn $940 million to date and the remaining undrawn amount on this financing agreement was $95 million as at June 30, 2012.

Other Fixed Rate Notes

We provide an unconditional and irrevocable guarantee on debentures totaling $1.25 billion through our wholly-owned indirect subsidiary Barrick (PD) Australia Finance Pty Ltd. and $1.25 billion of notes through our wholly-owned indirect subsidiaries Barrick North America Finance LLC and Barrick Gold Financeco LLC. These guarantees will rank equally with our other unsecured and unsubordinated obligations.

3.85% and 5.25% Notes

On April 3, 2012, Barrick issued an aggregate of $2 billion in debt securities comprised of $1.25 billion of 3.85% notes due 2022 and $750 million of 5.25% notes due 2042. $1.0 billion of the net proceeds from this offering were used to repay existing indebtedness under the 2012 Credit Facility.

SCHEDULED DEBT REPAYMENTS[1]
	2012	2013	2014	2015	2016	2017 and thereafter
1.75%/2.9%/4.4%/5.7% notes	$ -	$ -	$ 700	$ -	$ 1,100	$ 2,200
3.85%/5.2% notes	-	-	-	-	-	2,000
5.80%/4.875% notes	-	-	350	-	-	400
5.75%/6.35% notes	-	-	-	-	400	600
Other fixed rate notes	-	500	-	-	-	2,750
Project financing	-	45	90	90	90	625
Other debt obligations	-	65	-	100	-	567
Credit Facility	-	1,200	-	-	-	-
	-	1,810	1,140	190	1,590	9,142
Minimum annual payments under capital leases	$ 25	$ 43	$ 36	$ 25	$ 19	$ 23

[1]	This table illustrates the contractual undiscounted cash flows, and not agree with the amounts disclosed in the consolidated balance sheet.

BARRICK SECOND QUARTER 2012	66	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

C Derivative Instruments at June 30, 2012

	Notional amount by term to maturity				Accounting classification by notional amount
	Within 1 year	2 to 3 years	4+ years	Total	Cash flow hedge	Fair value hedge	Non- hedge	Fair value (USD)
US dollar interest rate contracts
Total receive - fixed swap positions	$ -	$ 200	$ -	$ 200	$ -	$ 200	$ -	$ 7
Currency contracts
A$:US$ contracts (A$ millions)	2,021	2,223	856	5,100	4,681	-	419	534
C$:US$ contracts (C$ millions)	754	310	-	1,064	744	-	320	1
CLP:US$ contracts (CLP millions)[1]	320,557	501,604	41,500	863,661	336,131	-	527,530	11
EUR:US$ contracts (EUR millions)	10	-	-	10	10	-	-	(1)
PGK:US$ contracts (PGK millions)	20	-	-	20	-	-	20	-
ZAR:US$ contracts (ZAR millions)	460	257	-	717	-	-	717	1
								546

Commodity contracts
Copper collar sell contracts (millions of pounds)	123	-	-	123	119	-	4	53
Copper bought floor contracts (millions of pounds)	20	-	-	20	20	-	-	7
Copper bought call contracts (millions of pounds)	119	-	-	119	-	-	119	-
Silver collar sell contracts (millions of ozs)	-	25	35	60	60	-	-	138
Diesel contracts (thousands of barrels)[2]	3,825	2,972	420	7,217	3,363	-	3,854	(11)
Propane contracts (millions of gallons)	2	-	-	2	2	-	-	(1)
Electricity contracts (thousands of megawatt hours)	28	11	-	39	-	-	39	-
								186
Total								739

[1]	Non-hedge contracts economically hedge pre-production capital expenditures at our Pascua-Lama and Cerro Casale projects.
[2]

Diesel commodity contracts represent a combination of WTI, ULSD, WTB, MOPS, Brent-WTI spread swaps and JET hedge contracts. These derivatives hedge physical supply contracts based on the price of ULSD, WTB, MOPS and JET respectively, plus a spread. WTI represents West Texas Intermediate, WTB represents Waterborne, MOPS represents Mean of Platts Singapore, JET represents Jet Fuel, Brent represents Brent crude, ULSD represents Ultra Low Sulfur Diesel US Gulf Coast.

BARRICK SECOND QUARTER 2012	67	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Cash Flow Hedge Gains (Losses) in Accumulated Other Comprehensive Income

	Commodity price hedges			Currency hedges			Interest rate hedges
	Gold/Silver	Copper	Fuel	Operating costs	Administration/ other costs	Capital expenditures	Long- term debt	Total
At January 1, 2012	$ 44	$ 82	$ 29	$ 572	$ 19	$ 18	$ (31)	$ 733
Effective portion of change in fair value of hedging instruments	4	(38)	(14)	85	13	10	(3)	57
Transfers to earnings:
On recording hedged items in earnings/PP&E1	-	(14)	(14)	(161)	(9)	(7)	1	(204)
At June 30, 2012	$ 48	$ 30	$ 1	$ 496	$ 23	$ 21	$ (33)	$ 586

[1]	Realized gains (losses) on qualifying currency hedges of capital expenditures are transferred from OCI to PP&E on settlement.

D Gains (Losses) on Non-hedge Derivatives

	For the three months ended June 30		For the six months ended June 30
	2012	2011	2012	2011
Gains (losses) on non-hedge derivatives
Commodity contracts
Gold	$3	$3	$1	$7
Copper	(1)	(74)	(8)	(75)
Fuel	(51)	(6)	(20)	29
Currency contracts	(7)	(21)	60	(31)
Interest rate contracts	-	1	-	7
	$(56)	$(97)	$33	$(63)
Gains (losses) attributable to silver option collar hedges[1]	56	56	5	(26)
Gains (losses) attributable to copper option collar hedges[1]	(30)	57	(37)	73
Gains (losses) attributable to currency option collar hedges[1]	(4)	(9)	(1)	(14)
Hedge ineffectiveness	-	-	-	6
	$22	$104	$(33)	$39
	$(34)	$7	$-	$(24)

[1]	Represents unrealized gains (losses) attributable to changes in the time value of the collars, which are excluded from the hedge effectiveness assessment.

E Fair Values of Financial Instruments

With the exception of long-term debt, all financial assets and financial liabilities are recorded at fair value or carried at an amount that approximates fair value due to the short-term nature and historically negligible credit losses. The fair value of long-term debt at June 30, 2012 was $15,026 million (December 31, 2011: $14,374 million).

18 > OTHER NON-CURRENT LIABILITIES

	As at June 30, 2012	As at December 31, 2011
Deposit on silver sale agreement	$464	$453
Derivative liabilities	33	42
Provision for supply contract restructuring costs	24	25
Provision for offsite remediation	48	61

Other	122	108
	$691	$689

19 > PROVISIONS

	As at June 30, 2012	As at December 31, 2011
Environmental rehabilitation	$2,201	$2,080
Pension benefits	111	124
Other post retirement benefits	20	22
RSUs	14	22

Other	73	78
	$2,419	$2,326

BARRICK SECOND QUARTER 2012	68	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

20 > CAPITAL STOCK

A Common Shares

Our authorized capital stock includes an unlimited number of common shares (issued 1,000,591,469 common shares); 10,000,000 First preferred shares Series A (issued nil); 10,000,000 Series B (issued nil); and 15,000,000 Second preferred shares Series A (issued nil). Our common shares have no par value.

B Dividends

Dividends are declared after a quarter end in the announcement of the results for the quarter. Dividends declared are paid in the same quarter.

21 > NON-CONTROLLING INTERESTS

	Pueblo Viejo	ABG	Cerro Casale	Total
At January 1, 2012	$937	$752	$502	$2,191
Share of income (loss)	1	17	(4)	14
Cash contributed	246	-	12	258
Other decrease in non-controlling interest	-	(17)	-	(17)
At June 30, 2012	$1,184	$752	$510	$2,446

1	Represents dividends received from ABG and distribution payments to Tulawaka’s outside interest holder.

22 > LITIGATIONS AND CLAIMS

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. The description of the legal proceedings set out below should be read in conjunction with the “Litigation and Claims” note set out in the Company’s most recently filed Annual Report.

Cortez Hills Complaint

On November 12, 2008, the United States Bureau of Land Management (the “BLM”) issued a Record of Decision approving the Cortez Hills Expansion Project. On November 20, 2008, the TeMoak Shoshone Tribe, the East Fork Band Council of the TeMoak Shoshone Tribe and the Timbisha Shoshone Tribe, the Western Shoshone Defense Project, and Great Basin Resource Watch filed a lawsuit against the United States seeking to enjoin the majority of the activities comprising the Project on various grounds.

In December 2009, on appeal from a decision denying certain of the Plaintiff’s claims, the Ninth Circuit issued an opinion in which it held that the Plaintiffs were likely to succeed on two of their claims and ordered that a supplemental Environmental Impact Statement (“EIS”) be prepared by Barrick. On March 15, 2011, the BLM issued its record of decision that approved the supplemental EIS. On January 3, 2012, the District Court issued a decision granting summary judgment in favor of Barrick and the BLM on all remaining issues. The Plaintiffs have appealed this decision.

Marinduque Complaint

Placer Dome Inc. was named the sole defendant in a Complaint filed in October 2005 by the Provincial Government of Marinduque, an island province of the Philippines (“Province”), with the District Court in Clark County, Nevada. The Complaint asserted that Placer Dome Inc. was responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”). Placer Dome Inc. indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997. The Province sought “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”. In addition, the Province sought compensation for the costs of restoring the environment, an order directing Placer Dome Inc. to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring. The Complaint addressed the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage. In October 2010, the Nevada state court issued an order granting the Company’s motion to dismiss the action on the grounds of forum non conveniens. The Province has appealed the Court’s dismissal order to the Nevada Supreme Court. The Company intends to continue to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

Calancan Bay (Philippines) Complaint

In July 2004, a complaint was filed against Marcopper and Placer Dome Inc. in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of a putative class of fishermen who reside in the communities around Calancan Bay, in northern Marinduque. The complaint

BARRICK SECOND QUARTER 2012	69	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

alleges injuries to health and economic damages to the local fisheries resulting from the disposal of mine tailings from the Marcopper mine. The total amount of damages claimed is approximately US$1 billion.

In April 2008, Placer Dome Inc. made a special appearance by counsel to move to dismiss the complaint for lack of personal jurisdiction and on other grounds. The plaintiffs have opposed the motion to dismiss. In October 2008, the plaintiffs filed a motion challenging Placer Dome Inc.’s legal capacity to participate in the proceedings in light of its alleged “acquisition” by the Company. Placer Dome Inc. opposed this motion. In January 2009, Marcopper filed an entry of appearance in the action and in March 2012 filed a motion to dismiss the action on various grounds. The plaintiffs have opposed the motion to dismiss. It is not known when the motions will be decided by the Court. The Company intends to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

Perilla Complaint

In 2009, Barrick Gold Inc. and Placer Dome Inc. were purportedly served in Ontario with a complaint filed in November 2008 in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into the Calancan Bay, the Boac River, and the Mogpog River. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. In June 2010, Barrick Gold Inc. and Placer Dome Inc. filed a motion to have the Court resolve their unresolved motions to dismiss before considering the plaintiffs’ motion to admit an amended complaint and also filed an opposition to the plaintiffs’ motion to admit on the same basis. It is not known when these motions or the outstanding motions to dismiss will be decided by the Court. The Company intends to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

Writ of Kalikasan

On February 25, 2011 a Petition for the Issuance of a Writ of Kalikasan with Prayer for Temporary Environmental Protection Order was filed in the Supreme Court of the Republic of the Philippines in Eliza M. Hernandez, Mamerto M. Lanete and Godofredo L. Manoy versus Placer Dome Inc. and Barrick Gold Corporation (the “Petition”). On March 8, 2011, the Supreme Court issued an En Banc Resolution and

Writ of Kalikasan and directed service of summons on Placer Dome Inc. and the Company, ordered Placer Dome Inc. and the Company to make a verified return of the Writ with ten (10) days of service and referred the case to the Court of Appeal for hearing. The Petition alleges that Placer Dome Inc. violated the petitioners’ constitutional right to a balanced and healthful ecology as a result of, amongst other things, the discharge of tailings into Calancan Bay, the 1993 Maguila-Guila dam break, the 1996 Boac river tailings spill and failure of Marcopper to properly decommission the Marcopper mine. The petitioners have pleaded that the Company is liable for the alleged actions and omissions of Placer Dome Inc. which was a minority indirect shareholder of Marcopper at all relevant times and is seeking orders requiring the Company to environmentally remediate the areas in and around the mine site that are alleged to have sustained environmental impacts. The petitioners purported to serve the Company on March 25, 2011. On March 31, 2011, the Company filed an Urgent Motion For Ruling on Jurisdiction with the Supreme Court challenging the constitutionality of the Rules of Procedure in Environmental Cases (the “Environmental Rules”) pursuant to which the Petition was filed, as well as the jurisdiction of the Court over the Company. On November 23, 2011, the Company’s counsel received a Motion for Intervention, dated November 18, 2011, filed with the Supreme Court, in which two local governments, or “baranguays” (Baranguay San Antonio and Baranguay Lobo), seek intervenor status in the proceedings with the intention of seeking a dismissal of the proceedings. No decision has as yet been issued with respect to the Urgent Motion for Ruling on Jurisdiction, the Motion for Intervention, or certain other matters before the Court. The Company intends to continue to defend the action vigorously. No amounts have been accrued for any potential loss under this matter.

Reko Diq Arbitration

On February 15, 2011, Tethyan Copper Company Pakistan (Private) Limited (“TCCP”) (the local operating subsidiary of Tethyan Copper Company (“TCC”)) submitted to the Government of the Province of Balochistan (the “GOB”) an application for a mining lease in respect of the Reko Diq project in Pakistan. Barrick currently indirectly holds 50% of the shares of TCC, with Antofagasta Plc (“Antofagasta”) indirectly holding the other 50%.

TCC believes that, under the Chagai Hills Joint Venture Agreement (the “CHEJVA”) between TCC and the GOB, as well as under the 2002 Balochistan Mineral Rules, TCCP was legally entitled to the mining lease subject only to “routine” government requirements. On November 15, 2011, the GOB notified TCCP of the rejection of TCCP’s

BARRICK SECOND QUARTER 2012	70	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

application for the mining lease. On November 28, 2011, TCC filed two requests for international arbitration: one against the Government of Pakistan with the International Centre for Settlement of Investment Disputes (“ICSID”) asserting breaches of the Bilateral Investment Treaty between Australia (where TCC is incorporated) and Pakistan, and another against the GOB with the International Chamber of Commerce (“ICC”), asserting breaches of the CHEJVA. Constitution of the ICC and ICSID arbitration panels is in process. A majority of the arbitrators have been named, and the panels for both proceedings are expected to be constituted shortly. The GOB has filed jurisdictional objections before the ICC, and has objected to the nomination of two of the proposed arbitrators. The ICSID has registered the arbitration request against Pakistan, and all three arbitrators appear to be in place. TCC anticipates that, as soon as the ICC panel is constituted, it will file a petition for provisional measures, seeking to prevent Pakistan from disposing of or encumbering any rights TCC may have to the property until the arbitration is concluded.

Pakistani Constitutional Litigation

In November 2006, a Constitutional Petition was filed in the High Court of Balochistan by three Pakistani citizens against: Barrick, the Governments of Balochistan and Pakistan, the Balochistan Development Authority (“BDA”), TCCP, Antofagasta, Muslim Lakhani and BHP (Pakistan) Pvt Limited (“BHP”). The Petition alleged, among other things, that the entry by the BDA into the 1993 Joint Venture Agreement (“JVA”) with BHP to facilitate the exploration of the Reko Diq area and the grant of related exploration licenses were illegal and that the subsequent transfer of the interests of BHP in the JVA and the licenses to TCC was also illegal and should therefore be set aside. In June 2007, the High Court of Balochistan dismissed the Petition against Barrick and the other respondents in its entirety. In August 2007, the petitioners filed a Civil Petition for Leave to Appeal in the Supreme Court of Pakistan. On May 25, 2011, the Supreme Court ruled, among other things, that the GOB should proceed to expeditiously decide TCCP’s application for the grant of a mining lease, transparently and fairly in accordance with laws and applicable rules. The Supreme Court also ruled that the petitions before the Court would remain pending.

The Supreme Court has resumed hearing various petitions relating to TCC and the Reko Diq project, including applications seeking to have the CHEJVA declared invalid and applications seeking an order staying the ICSID and ICC arbitrations. TCC continues to pursue its rights under international arbitration and Barrick and TCCP continue to vigorously defend the above actions. No amounts have been accrued for any potential loss under these complaints.

Pueblo Viejo

In April 2010, Pueblo Viejo Dominicana Corporation (“PVDC”) received a copy of an action filed in the Dominican Republic by Fundacion Amigo de Maimon Inc., Fundacion Miguel L. de Pena Garcia Inc., and a number of individuals. The action alleges a variety of matters couched as violations of fundamental rights, including taking of private property, violations of mining and environmental and other laws, slavery, human trafficking, and bribery of government officials. The complaint does not describe the relief sought, but the action is styled as an “Amparo” remedy, which typically includes some form of injunctive relief. PVDC intends to vigorously defend the action. No amounts have been accrued for any potential loss under this matter. There has been no activity in this action since August 2010.

Argentine Glacier Legislation

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. The federal law bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit. If such audit identifies significant impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of the activity. In November 2010, the Federal Court in the Province of San Juan granted injunctions, based on the unconstitutionality of the federal law, suspending its application in the Province and, in particular to Veladero and Pascua-Lama. The National Supreme Court of Justice of Argentina (the “Supreme Court”) issued a decision determining that this case falls within its jurisdiction. The National State filed a remedy for revocation of the decision of the Federal Court in the Province of San Juan to grant injunctions suspending the application of the federal law in the Province of San Juan. On July 3, 2012, the Supreme Court overturned the injunctions. The Supreme Court has not yet ruled on the constitutionality of the federal law. No amounts have been accrued for any potential loss under this matter.

BARRICK SECOND QUARTER 2012	71	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

CORPORATE OFFICE	TRANSFER AGENTS AND REGISTRARS
Barrick Gold Corporation	CIBC Mellon Trust Company
Brookfield Place, TD Canada Trust Tower	c/o Canadian Stock Transfer Company Inc.,
Suite 3700	as administrative agent
161 Bay Street, P.O. Box 212	P.O. Box 700, Postal Station B
Toronto, Canada M5J 2S1	Montreal, Quebec, Canada H3B 3K3
Tel: (416) 861-9911 Fax: (416) 861-0727	or
Toll-free throughout North America: 1-800-720-7415	American Stock Transfer & Trust Company, LLC
Email: investor@barrick.com	6201 – 15 Avenue
Website: www.barrick.com	Brooklyn, NY 11219

SHARES LISTED	Tel: (416) 682-3860 Fax: (514) 985-8843
ABX – The New York Stock Exchange
The Toronto Stock Exchange	Toll-free throughout North America
Tel: 1-800-387-0825 Fax: 1-888-249-6189
Email: inquiries@canstockta.com
Website: www.canstockta.com
INVESTOR CONTACT	MEDIA CONTACT
Greg Panagos	Andy Lloyd
Senior Vice President, Investor Relations	Senior Manager, Communications
and Communications	Tel: (416) 307-7414
Tel: (416) 309-2943	Email: alloyd@barrick.com
Email: gpanagos@barrick.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this Second Quarter Report 2012, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold and copper or certain other commodities (such as silver, diesel fuel and electricity); diminishing quantities or grades of reserves; the impact of inflation; changes in national and local government legislation, taxation, controls, regulations, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the company does or may carry on business in the future; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; business opportunities that may be presented to, or pursued by, the company; the ability of the company to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increased costs associated with mining inputs and labor; increased costs and technical challenges associated with the construction of capital projects; litigation; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; adverse changes in our credit rating; contests over title to properties, particularly title to undeveloped properties; and the organization of our previously held African gold operations and properties under a separate listed company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion or copper cathode losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Second Quarter Report 2012 are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.